UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July, 2019

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Explanatory Note

All figures presented throughout this document are expressed in Argentine pesos (AR$) and all financial information has been prepared in accordance with the valuation and disclosure criteria set forth by the Argentine Central Bank, which differ in certain material aspects from IFRS as issued by the IASB.

For the Grupo Supervielle 20-F filed with the SEC on May 10, 2019 financial statements should be prepared in accordance with IFRS, as issued by the IASB, or in accordance with US GAAP or provide a reconciliation with US GAAP. As the Argentine Central Bank is in a convergence plan towards the application of IFRS for entities under its supervision, Grupo Supervielle S.A. prepared its financial statements included in its SEC annual report in accordance with IFRS, as issued by the IASB.

The abovementioned convergence plan, effective for fiscal years beginning on or after January 1, 2018, has two exceptions to the application of IFRS: (i) item 5.5 (Impairment) of IFRS 9 “Financial Instruments”, and (ii) IAS 29 “Financial Reporting in Hyperinflationary Economies”, both of which were waived until January 1, 2020, at which time entities will be required to apply the provisions of IFRS in full.

GRUPO SUPERVIELLE S.A.

Item

1.	Financial Statements for the financial year ended on December 31, 2018, presented on comparative basis.

Consolidated Financial Statements

As of December 31, 2018, 2017 and January 1, 2017 and for the years ended December 31, 2018 and 2017

Contents

Consolidated Statement of Financial Position
Consolidated Statement of Comprehensive Income
Consolidated Statement of Changes in Shareholder’s Equity
Consolidated Statement of Cash Flows
Notes to the consolidated financial statements
Separate Statement of Financial Position
Separate Statement of Comprehensive Income
Separate Statement of Changes in Shareholder’s Equity
Separate Statement of Cash Flows
Notes to the separate financial statements
Additional information required by Article 12, Chapter III, Title IV of the regulations of the National Securities Commission’s regulations
Informative review
Independent auditor’s report
Report of supervisory syndics’ committee

Consolidated Financial Statements

For the financial year ended on December 31, 2018, presented on comparative basis.

GRUPO SUPERVIELLE S.A.

Name:	Grupo Supervielle S.A.

Financial year:	N° 40 started on January 1, 2018

Legal Address:	Bartolomé Mitre 434, piso 5 Ciudad Autónoma de Buenos Aires

Core Business:

Carry out, on its own account or third parties’ or related to third parties, in the country or abroad, financing activities through cash or instrument contributions to already-existing or to-be-set-up corporations, whether controlling such corporations or not, as well as the purchase and sale of securities, shares, debentures and any kind of property values, granting of fines and/or guarantees, set up or transfer of loans as guarantee, including real, or without it not including operations set forth by the Financial Entities Law and any other requiring public bidding.

Registration Number at the IGP:	212,617

Date of Registration at IGP:	October 15, 1980

Amendment of by-laws (last):	April 24, 2018 (Registration in progress)

Expiration date of the Company’s By-Laws:	October 15, 2079

Corporations Article 33 Companies general Law	Note 9 to Separate Financial Statements

Composition of Capital Stock as of December 31, 2018

(Note 12 as per Separate Financial Statements)

Shares				Capital Stock
Quantity	Class	N.V. $	Votes per share	Subscribed in thousands of $	Integrated in thousands of $

126,738,188	A: Non endorsable, common shares of a nominal value	1	5	126,738	126,738
329,984,134	B: Non endorsable, common shares of a nominal value	1	1	329,984	329,984
456,722,322				456,722	456,722

GRUPO SUPERVIELLE S.A.

Consolidated Statement of Financial Position

As of December 31, 2018, 2017 and January 1, 2017

(Expressed in thousands of pesos)

	12/31/2018	12/31/2017	01/01/2017
ASSETS
Cash and due from banks	33,687,553	11,097,803	8,029,992
Cash	4,789,701	3,039,001	1,879,885
Financial institutions and correspondents	28,887,453	8,008,678	6,130,700
Argentine Central Bank	27,388,784	7,049,798	5,621,780
Other local financial institutions	1,498,669	958,880	508,920
Others	10,399	50,124	19,407
Debt Securities at fair value through profit or loss (Note 6, 18.1 and 35)	15,112,115	11,404,286	424,708
Derivatives (Note 6 and 10)	15,924	26,916	28,304
Repo transactions (Note 6 and 11)	—	3,349,822	—
Other financial assets (Note 6 and 18.2)	1,715,534	1,614,444	1,958,944
Loans and other financing (Note 6, 18.3 and 37)	78,791,903	60,444,044	38,752,149
To the non-financial public sector	32,802	32,607	4,306
To the financial sector	398,551	326,011	385,768
To the Non-Financial Private Sector and Foreign residents	78,360,550	60,085,426	38,362,075
Other debt securities (Note 6, 18.4 and 35)	4,311,095	359,197	2,063,848
Financial assets in guarantee (Note 6 and 18.5)	2,007,217	1,301,237	1,465,029
Investments in equity instruments (Note 6 and 35 )	10,404	46,653	3,363
Investment in subsidiaries, associates and joint ventures (Note 18.6)	—	—	2,767
Property, plant and equipment (Note 15)	1,777,403	1,174,057	786,194
Investment properties Note 16)	412,822	198,371	481,529
Intangible assets (Notee 17)	1,961,817	190,638	122,387
Deferred income tax assets (Note 5)	519,231	489,175	353,497
Other non-financial assets (Note 18.7)	728,068	403,111	169,346
Inventories (Note 18.8)	61,655	102,666	29,565
Non-current assets held for sale (Note 18.9)	2,800	—	—
TOTAL ASSETS	141,115,541	92,202,420	54,671,622

The accompanying Notes are an integral part of the Consolidated Financial Statements.

GRUPO SUPERVIELLE S.A.

Consolidated Statement of Financial Position

As of December 31, 2018, 2017 and January 1, 2017

(Expressed in thousands of pesos)

	12/31/2018	12/31/2017	01/01/2017
LIABILITIES
Deposits (Note 18.10)	94,906,014	56,408,685	35,860,974
Non-financial public sector	11,105,477	6,171,661	2,587,253
Financial sector	25,236	15,702	11,344
Non-financial private sector and foreign residents	83,775,301	50,221,322	33,262,377
Liabilities at fair value through profit or loss (Note 6 and 18.11)	268,086	—	—
Derivatives (Note 6 and 10)	94,222	—	—
Repo transactions (Note 6 and 11)	—	—	590,891
Other financial liabilities (Note 6 and 18.12)	4,268,401	3,899,874	2,756,039
Financing received from the Argentine Central Bank and other financial institutions (Note 6 and 18.13)	8,033,222	3,524,267	1,715,670
Unsubordinated negotiable Obligations (Note 6 and 28)	9,307,171	8,588,970	2,049,074
Current income tax liabilities	192,999	692,711	572,027
Subordinated negotiable obligations (Note 6 and 28)	1,383,817	685,873	1,378,758
Provisions (Note 18.14)	86,915	80,163	63,624
Liability for deferred income tax (Note 5)	172	—	—
Other non-financial liabilities (Note 18.15)	5,404,345	3,801,709	2,545,460
TOTAL LIABILITIES	123,945,364	77,682,252	47,532,517

SHAREHOLDERS’ EQUITY
Capital stock	456,722	456,722	363,777
Paid in capital	8,996,882	8,997,178	3,248,435
Reserves	5,447,192	3,253,839	2,008,035
Retained earnings	(911,607)	(294,390)	(294,390)
Other comprehensive income	598,797	136,384	77,797
Net income for the year	2,567,569	1,819,842	1,311,304
Shareholders’ Equity attributable to parent company	17,155,555	14,369,575	6,714,958
Shareholders’ Equity attributable to non-controlling interests	14,622	150,593	424,147
TOTAL SHAREHOLDERS’ EQUITY	17,170,177	14,520,168	7,139,105
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	141,115,541	92,202,420	54,671,622

The accompanying Notes are an integral part of the Consolidated Financial Statements.

GRUPO SUPERVIELLE S.A.

Consolidated Statement of Comprehensive Income

For the financial years ended on December 31, 2018 and 2017

(Expressed in thousands of pesos)

	12/31/2018	12/31/2017
Interest income (Note 18.16)	25,416,468	13,909,161
Interest expenses (Note 18.17)	(14,954,100)	(5,354,954)
Net interest income	10,462,368	8,554,207
Services Fee Income (Note 18.19)	5,121,990	3,862,625
Services Fee Expense (Note 18.20)	(1,140,506)	(625,652)
Income from insurance activities (Note 22)	657,554	479,011
Net service fee income	4,639,038	3,715,984
Subtotal	15,101,406	12,270,191
Net income from financial instruments at fair value through profit or loss (Note 18.18)	5,584,803	2,194,972
Exchange rate difference on gold and foreign currency	835,758	250,758
Financial and holding results	6,420,561	2,445,730
Subtotal	21,521,967	14,715,921
Other operating income (Note 18.21)	1,852,306	1,325,483
Loan loss provisions (Note 38)	(4,220,645)	(1,928,766)
Net operating income	19,153,628	14,112,638
Personnel expenses (Note 18.22)	(7,244,626)	(5,355,259)
Administration expenses (Note 18.23)	(4,599,163)	(3,365,971)
Depreciations and impairment of non-financial assets (Note 18.24)	(354,601)	(303,133)
Other operating expenses (Note 18.25)	(3,547,388)	(2,576,497)
Operating income	3,407,850	2,511,778
Income before taxes from continuing operations	3,407,850	2,511,778
Income tax (Note 5)	814,975	665,611
Net income for the year	2,592,875	1,846,167
Net income for the year attributable to parent company	2,567,569	1,819,842
Net income for the year attributable to non-controlling interest	25,306	26,325

The accompanying Notes are an integral part of the Consolidated Financial Statements..

GRUPO SUPERVIELLE S.A.

Consolidated Statement of Comprehensive Income

For the years ended on December 31, 2018 and 2017

(Expressed in thousands of pesos)

	12/31/2018	12/31/2017
Net income for the year	2,592,875	1,846,167

Components of Other Comprehensive Income not to be reclassified to profit or loss
Revaluation surplus of property, plant and equipment	602,422	67,628
Income tax (Note 5)	(150,606)	(14,304)
Net revaluation surplus of property, plant and equipment	451,816	53,324
Income for the year from equity instrument at fair value through other comprehensive income	883	7,216
Income tax (Note 5)	(265)	(2,526)
Net income from equity instrument at fair value through other comprehensive income	618	4,690
Total Other Comprehensive Income not to be reclassified to profit or loss	452,434	58,014
Components of Other Comprehensive Income to be reclassified to profit or loss
Income for the year from financial instrument at fair value through other comprehensive income	9,355	418
Income tax (Note 5)	1,100	236
Net income from financial instrument at fair value through other comprehensive income	10,455	654
Total Other Comprehensive Income to be reclassified to profit or loss	10,455	654
Total Other Comprehensive Income	462,889	58,668
Other comprehensive income attributable to parent company	462,413	58,587
Other comprehensive income attributable to non-controlling interest	476	81
Total Comprehensive Income	3,055,764	1,904,835
Total comprehensive income attributable to parent company	3,029,982	1,878,429
Total comprehensive income attributable to non-controlling interest	25,782	26,406

The accompanying notes are an integral part of the Consolidated Financial Statements.

GRUPO SUPERVIELLE S.A.

Consolidated Statement of Cash Flow

For the years ended on December 31, 2018 and 2017

(Expressed in thousands of pesos)

	12/31/2018	12/31/2017
CASH FLOW FROM OPERATING ACTIVITIES

Income for the year before Income Tax	3,407,850	2,511,778

Adjustments to obtain flows from operating activities:
Depreciation and impairment of non-financial assets	354,601	303,133
Loan loss provisions	4,220,645	1,928,766
Exchange rate difference on gold and foreign currency	(835,758)	(250,758)

(Increases) / decreases from operating assets:
Debt securities at fair value through profit or loss	(6,331,192)	(3,864,635)
Derivatives	10,992	1,388
Repo transactions	3,349,822	(3,349,822)
Loans and other financing
To the non-financial public sector	(195)	(28,301)
To the other financial entities	(72,540)	59,757
To the non-financial sector and foreign residents	(22,495,769)	(23,652,117)
Other debt securities	(3,951,898)	1,704,651
Financial assets in guarantee	(705,980)	163,792
Investments in equity instruments	36,249	(43,290)
Other assets	1,018,525	(467,138)

Increases / (decreases) from operating liabilities:
Deposits
Non-financial public sector	4,933,816	3,584,408
Financial sector	9,534	4,358
Private non-financial sector and foreign residents	33,553,979	16,958,945
Derivatives	94,222	—
Repo transactions	—	(590,891)
Liabilities at fair value through profit or loss	268,086	—
Other liabilities	1,977,915	2,416,623
Income Tax paid	(1,344,571)	(680,604)

Net cash provided by / (used in) operating activities (A)	17,498,333	(3,289,957)

Cash flows from investing activities

Net payments related to:
Net payment related to PPE, intangible assets and other assets	(2,481,164)	(417,501)
Purchase of liabilities and equity instruments issued by other entities	(135,971)	(297,113)
Purchase of investments in subsidiaries	(1,406,361)	—

Net cash used in investing activities (B)	(4,023,496)	(714,614)

CASH FLOWS FROM FINANCING ACTIVITIES

Payments:
Changes in investments in subsidiaries that do not result in control loss	(296)	—
Financing received from Argentine Financial Institutions	(68,373,253)	(43,259,203)
Unsubordinated negotiable obligations	(3,461,110)	(1,172,729)
Subordinated obligations	(12,985)	(900,335)
Dividends	-243,706	-65,500

Collections:
Financing received from Argentine Financial Institutions	72,882,208	45,067,800
Unsubordinated negotiable obligations	4,179,311	479,844
Subordinated negotiable obligations	710,929	7,440,231
Contributions from shareholders	—	5,841,688

NET CASH PROVIDED BY FINANCING ACTIVITIES (C)	5,681,098	13,431,796

EFFECT OF CHANGES IN THE EXCHANGE RATE (D)	6,395,255	2,445,729

NET INCREASE IN CASH AND CASH EQUIVALENTS (A+B+C+D)	25,551,190	11,872,954
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	21,425,368	9,552,414
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	46,976,558	21,425,368

The accompanying notes are an integral part of the Consolidated Financial Statements.

GRUPO SUPERVIELLE S.A.

Consolidated Statement of Changes in Shareholders’ Equity

For the financial years ended on December 31, 2018 and 2017

(Expressed in thousands of pesos)

Items	Capital stock	Paid in capital	Legal reserve	Other reserves	Retained earnings	Other comprehensive income	Total Shareholders’ equity attributable to parent company	Total Shareholders’ equity attributable to non-controlling interest	Total shareholders’ equity
Balance at December 31, 2017 under Argentine Central Bank	456,722	8,997,178	72,755	3,181,084	2,437,059	—	15,144,798	—	15,144,798
IFRS Adjustments	—	—	—	—	(911,607)	136,384	(775,223)	150,593	(624,630)
Balance at December 31, 2017	456,722	8,997,178	72,755	3,181,084	1,525,452	136,384	14,369,575	150,593	14,520,168
Other movements	—	—	—	—	—	—	—	(161,643)	(161,643)
Distribution of retained earnings by the shareholders’ meeting on April 24, 2018:
- Other reserves (Note 18)	—	—	18,589	2,174,764	(2,193,353)	—	—	—	—
- Dividend distribution (Note 18)	—	—	—	—	(243,706)	—	(243,706)	—	(243,706)
Purchase of subsidiaries ‘shares	—	(296)	—	—	—	—	(296)	(110)	(406)
Net Income for the year	—	—	—	—	2,567,569	—	2,567,569	25,306	2,592,875
Other comprehensive income for the year	—	—	—	—	—	462,413	462,413	476	462,889
Balance at December 31, 2018	456,722	8,996,882	91,344	5,355,848	1,655,962	598,797	17,155,555	14,622	17,170,177

Items	Capital stock	Paid in capital	Legal reserve	Other reserves	Retained earnings	Other comprehensive income	Total Shareholders’ equity attributable to parent company	Total Shareholders’ equity attributable to non-controlling interest	Total shareholders’ equity
Balance at December 31, 2016 under Argentine Central Bank	363,777	3,248,435	49,794	1,958,241	1,311,304	—	6,931,551	—	6,931,551
IFRS Adjustments	—	—	—	—	(294,390)	77,797	(216,593)	424,147	207,554
Balance at December 31, 2016	363,777	3,248,435	49,794	1,958,241	1,016,914	77,797	6,714,958	424,147	7,139,105
Other movements	—	—	—	—	—	—	—	(299,960)	(299,960)
Contributions from shareholders (*)	92,945	5,748,743	—	—	—	—	5,841,688	—	5,841,688
Distribution of retained earnings by the shareholders’ meeting on April 27, 2017:
- Other reserves	—	—	22,961	1,222,843	(1,245,804)	—	—	—	—
- Dividend distribution	—	—	—	—	(65,500)	—	(65,500)	—	(65,500)
Net income for the year	—	—	—	—	1,819,842	—	1,819,842	26,325	1,846,167
Other comprehensive income for the year	—	—	—	—	—	58,587	58,587	81	58,668
Balance at December 31, 2017	456,722	8,997,178	72,755	3,181,084	1,525,452	136,384	14,369,575	150,593	14,520,168

(*)The amount of the Issuance Premium is shown net of the expenses incurred by 256,521.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

1.              BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

Grupo Supervielle S.A. (hereinafter, “the Group”), is a company whose main activity is investment in other companies. Its main income comes from the distribution of dividends from these companies and the obtaining of income from other financial assets.

The consolidated financial statements of Grupo Supervielle S.A. they have been consolidated, line by line with the financial statements of Banco Supervielle S.A., Cordial Compañía Financiera S.A., Sofital S.A. F. e I.I., Tarjeta Automática S.A., Supervielle Asset Management S.A., Espacio Cordial de Servicios S.A., Supervielle Seguros S.A., InvertirOnline S.A.U., InvertirOnline.Com Argentina S.A.U. and Micro Lending S.A.U.

The main investment of the Company is its shareholding in Banco Supervielle SA, a financial entity included in Law No. 21,526 of Financial Institutions and subject to BCRA regulations, for which the valuation and exposure guidelines used have been adopted. by said Entity (see Note 1.1) in accordance with that established in Title IV, Chapter I, Section I, Article 2 of the 2013 Orderly Text of the National Securities Commission (CNV).

These consolidated financial statements have been approved by the Board of Directors of the Company at its meeting held on March 7, 2019.

1.1.                            Adoption of IFRS

The Central Bank of the Argentine Republic (BCRA), through Communications “A” 5541 and amendments, established the convergence plan towards the International Financial Reporting Standards (IFRS) issued by the International Financial Reporting Standards Board (IASB). , for its acronym in English) and the interpretations issued by the Committee on Interpretations of International Financial Reporting Standards (IFRIC), for the entities under its supervision, for the periods beginning on or after January 1, 2018, with the exception of the application of point 5.5 “Impairment” of IFRS 9 “Financial Instruments” and of IAS 29 “Financial Information in Hyperinflationary Economies”.

The comparative figures and the ones from the transition date (January 1, 2017) have been modified in order to reflect the adjustments with the previous accounting framework.

Note 2.3 presents a reconciliation between the figures of the statement of financial position, statement of comprehensive income, statement of other comprehensive income and statement of cash flows corresponding to the consolidated financial statements issued in accordance with the previous Accounting Framework and the figures presented. in accordance with the Accounting Framework established by the BCRA as of January 1, 2018, as of the transition date (January 1, 2017) and the date of adoption (December 31, 2017).

The Group’s senior management has concluded that the Consolidated Financial Statements reasonably represent the financial position, financial income and cash flow.

(a) Impairment of financial assets

Through Communication “A” 6430, the B.C.R.A. established that the Financial Entities should begin to apply the provisions regarding the impairment of financial assets contained in point 5.5 of IFRS 9, beginning with the years beginning on January 1, 2020.

For this purpose, IFRS 9 provides for a model of expected credit losses, by which financial assets are classified into three stages of impairment, based on changes in credit quality since their initial recognition, which dictate how an entity measures losses due to impairment. impairment and applies the effective interest method.

In accordance with Communication “A” 6114 of the B.C.R.A., the Bank has applied the regulations described in Note 1.13 for the recognition of credit losses in these financial statements.

As of the date of these Consolidated Financial Statements, the Entity is in the process of quantifying the effect that the application of the aforementioned impairment model would have.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

(b) Restatement for inflation of the financial statements

IAS 29 “Financial information in hyperinflationary economies” requires that the financial statements of an entity, whose functional currency is that of a high inflation economy, be expressed in terms of the current unit of measurement as of the closing date of the financial year. that is reported, regardless of whether they are based on the historical cost method or the current cost method. For this, in general terms, inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items. These requirements also include the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as high inflation in the terms of IAS 29, the standard details a series of factors to be considered among which is a cumulative rate of inflation in three years that approximates or exceeds The 100%. It is for this reason that, according to IAS 29, the Argentine economy must be considered as high inflation starting on July 1, 2018.

Briefly, the restatement mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated since they are already expressed in the current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements will be adjusted in accordance with such agreements. The non-monetary items measured at their current values at the end of the reporting period, such as the net realization value or others, will not be restated. The remaining non-monetary assets and liabilities will be restated by a general price index.

The loss or gain from the net monetary position will be included in the net result of the reporting period, revealing this information in a separate line item.

Through Communication “A” 6651, the B.C.R.A. It established that the Financial Institutions should begin to apply the provisions on restatement for inflation of the financial statements as of the years beginning on January 1, 2020. Therefore, IAS 29 has not been applied in these financial statements. consolidated or separated.

By virtue of the aforementioned, the Entity’s equity and its results would differ significantly from the balances currently reported, in the case of restating them in constant currency at the measurement date, in accordance with the restatement mechanism foreseen in IAS 29.

1.2.                            Basis of preparation

These Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards issued by IASB and interpretation issued (IFRS) by the B.C.R.A described in Note 1.1.

The preparation of these Consolidated Financial Statements requires estimates and evaluations that affect the amount of registered assets and liabilities, and contingent assets and liabilities disclosed as of the issuing date of these consolidated Financial Statements, as well as registered income and expenses.

The Group makes estimates in order to calculate, among others, loan loss allowances, lifespan of property, plant and equipment, depreciations and amortizations, recoverable value of assets, income tax charge, other charges and labor liabilities and allowances for contingencies, labor, civil and commercial lawsuits. Actual results might differ from the estimates and evaluations made at the date of preparation of these consolidated Financial Statements.

The areas that involve a greater degree of judgment or complexity or areas in which assumptions and estimates are significant to the Consolidated Financial Statements are described in Note 3.

(a)              Going concern

As of the date of these Consolidated Financial Statements there are no uncertainties with respect to events or conditions that may raise doubts regarding the possibility that the Group continues to operate normally as a going concern.

(b)              Measuring unit

The Entity’s consolidated financial statements recognize the changes in the purchasing power of the currency until February 28, 2003, after adjusting for inflation, as of that date, as required by the Communication “ A “3921 BCRA.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

(c)               Changes in accounting policies/new accounting standards

As new IFRSs are approved, modifications or derogation from those in force and, once these changes are adopted through Circulars of Adoption of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), the B.C.R.A. it will be issued about its approval for financial entities. In general, the early application of any IFRS will not be accepted, unless it is specifically defined at the time it is adopted.

IFRS 16 “Leases”: In January 2016, the IASB issued IFRS 16 “Leases” which sets forth the new model of registration of leasing operations. Under IFRS 16, a contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for a consideration. IFRS 16 requires that the lessee recognize the lease liability which reflects future payments of leases, except for certain short-term lease agreements and leases of low-value assets. The lessors accounting is kept as provided in IAS 17; however, it is expected that the new accounting model for lessees have an impact on the negotiations between lessors and lessees.

The application of said standard will cause, as of December 31, 2018, an increase in Assets and Liabilities of 905,945.

IFRS 17 “Insurance contracts”: In May 18, 2017, the IASB issued IFRS 17 “Insurance contracts” as replacement for IFRS 4. It requires a current measurement model where estimates are re-measured each reporting period. Contracts are measured using the building blocks of discounted probability-weighted cash flows, an explicit risk adjustment, and a contractual service margin representing the unearned profit of the contract which is recognized as revenue over the coverage period. This standard is effective for fiscal years beginning on or after January 1, 2021. The Group is evaluating the impact of the adoption of this new standard.

IFRIC 23 “Uncertainty over income tax treatments”: Such interpretation clarifies how the recognition and measurement requirements of IAS 12 Income tax are applied when there is uncertainty over income tax treatments. This standard was published in June 2017 and will come into force for the financial years beginning as from January 1, 2019.

Modification to IFRS 9 “Financial Instruments”: This amendment allows entities to measure at amortized cost certain instruments that allow early payment with negative compensation. In order for these assets, which include certain loans and bonds, to be measured at amortized cost, the negative compensation must be a “reasonable compensation for early termination” and the asset must be maintained in a business model to maintain for collection. This standard is effective for annual periods beginning on or after January 1, 2019. The Group estimates that the application of this standard will not have a significant impact.

Modification to IAS 28 “Investments in associates and joint ventures”: the amendments introduced clarify the long-term accounting in associates and joint ventures for which the equity method is not applied. Entities must account for such investments in accordance with IFRS 9 “Financial instruments” before applying the impairment requirements of IAS 28 “Investments in associates and joint ventures”. This standard is effective for annual periods beginning on or after January 1, 2019. The Group estimates that the application of this standard would not have a significant impact.

There are no other IFRS or IFRIC interpretations not yet effective and which are expected to have a significant impact on the Group.

1.3.                            Consolidation

A subsidiary is an entity (or subsidiary), including structured entities, in which the Group has control because it (i) has the power to manage relevant activities of the subsidiary (ii) has exposure, or rights, to variable returns from its involment with the subsidiary, and (iii) has the ability to use its power over the subsidiary in order to affect the amount of the investor’s returns. The existence and the effect of the substantive rights, including substantive rights of potential vote, are considered when evaluating whether the bank has power over the other entity. For a right to be substantive, the right holder must have the practical competence to exercise such right whenever it is necessary to make decisions on the direction of the entity’s relevant activities. The Group can have control over an entity, even when it has less voting powers than those required for the majority.

Accordingly, the protecting rights of other investors, as well as those related to substantive changes in the subsidiary’ activities or applicable only in unusual circumstances, do not prevent the Group from having power over a subsidiary. The subsidiaries are consolidated as from the date on which control is transferred to the Group, ceasing its consolidation as from the date on which control ceases.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

The following chart provides the subsidiaries which are object to consolidation:

				Percentage of Participation
				12/31/2018			12/31/2017			01/01/2017
Company	Condition	Legal Adress	Main Activity	Directa	Directa más Indirecta		Directa	Directa más Indirecta		Directa	Directa más Indirecta
Banco Supervielle S.A.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Commercial Bank	97,03%	99,89	% (1)	96,77%	99,88	% (1)	96,23%	98,23	% (1)
Cordial Compañía Financiera S.A.	Controlled	Reconquista 320, C.A.B.A., Argentina	Financial Company	5,00%	99,90%		5,00%	99,89%		5,00%	98,32%
Tarjeta Automática S.A.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Credit Card	87,50%	99,99%		87,50%	99,99%		87,50%	99,78%
Supervielle Asset Management S.A.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Mutual Fund	95,00%	100,00%		95,00%	100,00%		95,00%	100,00%
Sofital S.A.F. e I.I.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Real State	96,80%	100,00%		96,80%	100,00%		95,03%	100,00%
Espacio Cordial de Servicios S.A.	Controlled	San Martín 719/731, 1° Piso, Ciudad de Mendoza, Argentina	Retail Services	95,00%	100,00%		95,00%	100,00%		95,00%	100,00%
Supervielle Seguros S.A.	Controlled	Reconquista 320, 1° Piso. C.A.B.A., Argentina	Insurance	95,00%	100,00%		95,00%	100,00%		95,00%	100,00%
Micro Lending S.A.U.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Financial Company	100,00%	100,00%		—	—		—	—
InvertirOnline S.A.U.	Controlled	San Martin 323, 11° Piso. C.A.B.A, Argentina	Financial Broker	100,00%	100,00%		—	—		—	—
InvertirOnline.Com Argentina S.A.U.	Controlled	San Martin 323, 11° Piso. C.A.B.A, Argentina	Representations	100%	100,00%		—	—		—	—

(1)              Grupo Supervielle S.A.’s direct and indirect interest in Banco Supervielle S.A votes amounts to 99,87%, 98,86% and 98,21% as of 12/31/18, 12/31/17 and 01/01/17 respectively.

(2)              All the subsidiaries carry out their activities in Argentina, the local and functional currency being Argentine pesos (See Note 1.8.a).

It should be noted that the Group has begun to recognize InvertirOnline S.A.U., InvertirOnline.Com Argentina S.A.U. and Micro Lending S.A.U. in its Consolidated Financial Statements as of the date of acquisition (See Note 34).

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

In virtue of the consolidation, the following Financial Statements were utilized as of December 31, 2018 Financial Statements of Banco Supervielle S.A., Cordial Compañía Financiera S.A., Supervielle Seguros S.A, Sofital S.A. F. e I.I., Supervielle Asset Management S.A., Tarjeta Automática S.A. and Espacio Cordial de Servicios S.A., which cover the same period of time regarding the Group’s Financial Statements. Financial Statements of Banco Supevielle S.A. and Cordial Compañía Financiera S.A. have been prepared based on the accounting framework set by the Argentine Central Bank (See Note 1.2).

Financial Statements of Supervielle Seguros S.A: have been prepared pursuant to accounting standards issued by the National Insurance Superintendence, which differ on closing date of the financial year, that is, June 30 of each year and in certain adjustments of the accounting framework issued by the Argentine Central Bank.

Financial Statements of Tarjeta Automática S.A., Supervielle Asset Management S.A., Supervielle Seguros S.A, Sofital S.A. F. e I.I., Espacio Cordial de Servicios S.A., InvertirOnline S.A.U., InvertirOnline.Com Argentina S.A.U. and Micro Lending S.A.U, have been adjusted so that such Financial Statements include criteria similar to those applied by the Group in the preparation of Consolidated Financial Statements.

Assets and liabilities and income from operations among members of the Group that were not transferred to third parties have been removed from the Consolidated Financial Statements.

Non-controlling investment accounts for that portion of net income and shareholders’ equity of a subsidiary attributable to interest which is not owned, directly or indirectly, by the Group. Non-controlling investments are included in a separate item of the shareholders’ equity of the Group.

In accordance with the provisions of IFRS 3, the acquisition method is used to account for the acquisition of subsidiaries. The identifiable assets acquired and the contingent liabilities assumed in a business combination are measured at their fair values at the acquisition date.

The goodwill is measured as the difference between the net of the amounts at the date of acquisition of the identifiable assets acquired, the liabilities assumed, the consideration transferred, the amount of the non-controlling interest in the acquiree and the fair value of a share in the acquiree prior to the acquisition date.

The consideration transferred in a business combination is measured at the fair value of the assets transferred by the acquirer, the liabilities incurred by it with the previous owners of the acquiree and the equity interests issued by the acquirer. Transaction costs are recognized as expenses in the periods in which costs have been incurred and services have been received, except for transaction costs incurred to issue equity instruments that are deducted from equity and transaction costs incurred to issue debt that are deducted from their book value.

As mentioned in Note 2.2. the Company has decided not to apply IFRS 3 retroactively for those business combinations incurred prior to the transition date.

1.4.                            Consolidated Structured Entities

Banco Supervielle S.A., Cordial Compañía Financiera S.A. and Micro Lending S.A.U have securitized certain financial instruments, mainly consumer loans, through the transfer of said financial instruments to financial trusts that issue several classes of debt securities and participation certificates.

The Group controls a structured entity when it is exposed to, or holds the right to, variable returns and has the capacity to allocate returns through its power to run the activities of the entity. Structured entities are consolidated as from the date on which the control is transferred to the Group. The consolidation of such entities is ceased on the date on which such control is terminated.

As for financial trusts, the Company has evaluated the following:

• The purpose and design of the trust

• Identification of relevant activities

• Decision-making process on these activities

• If the rights that the Group owns allow it to direct the relevant activities of the trust

• If the Group is exposed, or is entitled to the variable results from its participation in said trust

• If the Group has the capacity to affect said results through its power over the trust

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

In accordance with the aforementioned, the Group has decided that it holds control on such financial trusts and, therefore, such structured entities have been consolidated.

The following chart details the assets and liabilities of Structured Entities that have been consolidated by the Group as of December 31, 2018 and 2017 and January 1, 2017:

	12/31/2018	12/31/2017	01/01/2017
Assets
Loans	1,030,280	1,348,654	1,447,783
Financial assets	139,869	139,639	172,077
Other assets	126,160	18,895	35,404
Total Assets	1,296,309	1,507,188	1,655,264
Liabilities
Financial liabilities	893,180	810,862	953,678
Other liabilities	148,550	89,112	84,724
Total Liabilities	1,041,730	899,974	1,038,402

1.5.                            Transactions with non-controlling interest

The Group applies a policy aimed at treating non-controlling interest transaction as if such transactions were carried out with shareholders of the Group. As for non-controlling interest acquisitions, the difference between any paid compensation and the relevant interest at book value of net assets acquired by the subsidiary is recognized in the shareholder’s equity. Earnings and losses for the sale of interest, as long as control is held, are also recognized in the shareholders’ equity.

1.6.                            Associates

The associates are entities over which the Group has significant influence (directly or indirectly), but not control, generally accompanying a participation of between 20 and 50 percent of the voting rights. Investments in associates are accounted for using the equity method, and are initially recognized at cost. The book value of the associates includes the business key identified in the acquisition less accumulated impairment losses, if applicable. Dividends received from associates reduce the book value of the investment in them. Other changes subsequent to the acquisition of the Group’s interest in the net assets of an associate are recognized as follows: (i) the Group’s share in the profits or losses of associates is recorded in the income statement as a result by associates and joint ventures and (ii) the Group’s participation in other comprehensive income is recognized in the statement of other comprehensive income and is presented separately. However, when the Group’s share in losses in an associate equals or exceeds its interest in the same, the Group will cease to recognize its participation in the additional losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s participation in the associates; unrealized losses are also eliminated unless the transaction provides evidence of impairment of the transferred asset.

1.7.                            Information by segment

An operating segment accounts for an item of an entity that (a) engages in business activities from which the Group may earn revenues and incur in expenses (including revenues and expenses relating to transactions with other components of the same entity), (b) whose operating results is reviewed on a regular basis by the Senior Management to make decisions about which discrete to be allocated to the segment and performance, and (c) for about which discrete financial information is available.

The information by segments is provided in a consistent manner with those internal reports delivered to:

(i)                                     Key personnel of the senior management who account for the main authority in operating decision-making processes and is responsible for the assignment of resources and the evaluation of operating segments; and

(ii)                                  The Board, who is in charge of taking strategic decisions of the Group.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

1.8.                            Foreign currency translation

(a)                                 Functional and presentation currency

Figures included in the Consolidated Financial Statements as per each entity of the Group are expressed in the functional currency, that is, in the currency of the main economic setting where it operates. Consolidated Financial Statements are expressed in Argentine pesos, which is the functional currency and the reporting currency of the Group.

(b)                                 Transactions and balances

Transactions in foreign currency are converted in the functional currency at the reference Exchange rate released by the Argentine Central Bank and those carried out in other currencies, at the repo rate in US dollars for the reference Exchange rate released by the Argentine Central Bank.  Earnings and losses in foreign currency that result in the liquidation of such transactions and the conversion of monetary assets and liabilities denominated in foreign currency at closing exchange rates, are recognized in the integral income statement, under “Difference of exchange rate in gold and foreign currency”, except when such items are deferred in the shareholders’ equity for transactions classified as cash flow hedging, when applicable.

Balances are valued at the reference exchange rate of the US dollar defined by the BC.R.A., in force at the close of business on the last business day of each month.

As of December 31, 2018, 2017 and January 1, 2017, the balances in US dollars were converted at the reference exchange rate determined by the B.C.R.A. In the case of foreign currencies other than US dollars, they have been converted to this currency using the types of passes reported by the B.C.R.A.

1.9.                            Cash and due from banks

Cash and due from Banks item includes available cash and available deposits in Banks.

Assets recorded in cash and due from Banks are recorded at amortized cost which is close to its fair value.

Cash equivalents are made up by highly liquid short-term securities with three-month or shorter initial maturities, with fair value rating.

Item	12/31/2018	12/31/2017	01/01/2017
Cash and due from banks	33,687,553	11,097,803	8,029,992
Debt securities at fair value through profit or loss	12,633,443	9,646,700	336,785
Money Market Funds	655,562	680,865	1,185,637
Cash and cash equivalents	46,976,558	21,425,368	9,552,414

On the other hand, reconciliations between the balances of those items considered cash equivalents in the Cash Flow Statement and those reported in the Statement of Financial Position at the close of the 2018 and 2017 financial years are presented below:

Items	12/31/2018	12/31/2017	01/01/2017
Cash and due from Banks
As per Statement of Financial Position	33,687,553	11,097,803	8,029,992
As per the Statement of Cash Flows	33,687,553	11,097,803	8,029,992
Debt securities at fair value through profit or loss
As per Statement of Financial Position	15,112,115	11,404,286	424,708
Securities not considered as cash equivalents	(2,478,672)	(1,757,586)	(87,923)
As per the Statement of Cash Flows	12,633,443	9,646,700	336,785
Money Market Funds
As per Statement of Financial Position — Other financial assets	1,715,534	1,614,444	1,958,944
Other financial assets not considered as cash	(1,059,972)	(933,579)	(773,307)
As per the Statement of Cash Flow	655,562	680,865	1,185,637

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

1.10.                    Financial Instruments

Initial Recognition

The Group recognizes financial assets or liabilities in its Financial Statements, as applicable, when it is established in the contract clauses of the financial instrument in question. Purchases and sales are recognized at the trade date of the transaction by which the Group undertakes to the purchase or sale of the asset.

In the initial recognition, the Group measures financial assets or liabilities at their fair value. Instruments that are not recognized at fair value through profit or loss are recorded at the fair value adjusted by the transaction costs that are directly attributed to its acquisition or issuance, such as fees and commissions.

When fair value differs from the cost of the initial recognition, the Group will recognize the difference as follows:

•                  When fair value is consistent with the market value of the financial asset or liability or is based on a valuation technique that only uses market values, the difference will be recognized as profit or loss, as applicable.

•                  In other situations, the difference is deferred and recognition at the time of the profit or loss is determined individually. The difference is amortized through the life of the instrument until fair value can be measured on market values.

Financial Assets

a — Debt Instruments

The Group consider debt instruments as those regarded as financial liabilities for the issuer, such as loans, public and private securities, debt securities and accounts receivable from clients.

Classification

Pursuant to IFRS 9, the Entity classifies financial assets depending on whether these are subsequently measured at amortized cost, fair value through other comprehensive incomes or fair value through profit or loss, on the basis of:

a)             the Group’s business model for managing financial assets, and;

b)             the contractual cash-flows characteristics of the financial asset

Business Model

The business model refers to the way in which the Group manages a group of financial assets in order to achieve a concrete business objective. It represents the form in which instruments are held for generating funds.

Business models the Group may adopt are the following:

•                  to hold financial assets to collect contractual cash flows;

•                  to hold financial assets to collect contractual cash flows and sell them; or

•                  to hold financial assets for trading.

The business model of the Group does not depend on the management’s intentions for an individual instrument. Consequently, such business model is not assessed instrument by instrument, but at a higher aggregated level.

The Group reclassifies an instrument only when the business model for the administration of assets is modified.

Cash Flow Characteristics

The Group evaluates the contractual terms of its financial instruments to identify if the cash flow return of these grouped financial assets is not significantly different from the contribution that it would receive only from interests, otherwise these shall be measured at fair value through profit or loss.

Based on the aforementioned, there are three different categories of Financial Assets:

i)                              Financial assets at amortize cost.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

Financial assets shall be measured at amortized cost if:

(a)         the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows and

(b)         the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

These financial instruments shall be measured at its fair value plus incremental, directly attributable, transaction costs, and subsequently measured at amortized cost.

A financial asset’s amortized cost is the amount at which it is acquired minus the cumulative amortization plus accrued interests (using the effective interest method), net of any impairment loss.

ii)                          Financial assets at fair value through other comprehensive income:

Financial assets shall be measured at fair value through other comprehensive income when:

(a)         the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and

(b)         the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the amount outstanding.

These instruments shall be initially recognized at fair value plus incremental, directly attributable, transaction costs, and subsequently measured at fair value through other comprehensive incomes. Gains and losses arising out of changes in fair value shall be included in other comprehensive incomes within a separate component of equity. Impairment losses or reversal, interest revenue and foreign exchange rate gains and losses shall be recognized in profit or loss. At the time of sale or disposal, the accumulated gain or loss previously recognized in other comprehensive incomes are reclassified from equity to the income statement.

iii)                      Financial assets at fair value through profit or loss:

Financial assets at fair value through profit or loss comprise:

•                  Instruments held for trading

•                  Instruments specifically designated at fair value through profit or loss

•                  Instruments with contractual terms that do not represent contractual cash flows that are solely payments of principal and interest on the principal amount outstanding

These financial instruments shall be initially recognized at fair value and any gain or loss shall be recognized in profit or loss upon effectiveness.

The Group classifies a financial instrument as held for trading if it is acquired or incurred with an intention to sell or repurchase them in the short term, or it is part of a portfolio of financial instruments that are managed together and for which there is evidence of a recent pattern of short-term profit-taking or it is a derivative which is not embedded in a qualifying hedging relationship. Derivatives and instruments held for trading shall be classified as held for trading and are recognized at fair value.

Additionally, financial assets can be valued (“designated”) at fair value through profit or loss when, in doing so, the Group eliminates or significantly reduces an inconsistency in measurement or recognition.

b — Equity Instruments

Equity instruments are those recognized as such by the issuer, that is, instruments that do not imply any payable contractual obligation and that record a residual interest over the asset of the issuer after deducting its total liabilities.

Such instruments are valued at fair value through profit and loss, except in those cases in which the senior management has utilized, upon initial recognition, the irrevocable option of measuring such instruments at fair value through other comprehensive income. This method is applicable when instruments are not held to negotiate and

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

results are recorded in OCI with no reclassification option, even when effective. Receivable dividends that result from such instrument would be recognized only under the right to receive such payment.

Derecognition of Financial Assets

The Group recognizes the write-off of financial assets only when any of the following conditions is met:

1.              The rights on the financial asset cash flows have expired; or

2.              The financial asset is transferred pursuant to the requirements in 3.2.4 of IFRS 9.

The Group derecognizes financial assets that have been transferred only when the following characteristics are met:

1.              The contractual rights on receiving fund flows from future funds have been transferred.

2.              It retains the contractual rights to receive cash flows but assumes an obligation to transfer them provided that the following three requirements are met::

a.                            The Group is not obliged to pay any amount before receiving the cash flow for the asset transfer;

b.                            The Group is banned from selling the financial asset; and

c.                             The Group has to refer the fund flows to which it has committed.

Write Off of Financial Assets

The Group reduces the gross carrying amount of a financial asset when it has no reasonable expectations of recovering a financial asset in its entirety of a portion thereof. A write-off constitues a derecognition event.

Financial Liabilities

Classification

The Group classifies its financial liabilities at amortized cost utilizing the effective rate method except for:

•                  Financial liabilities valued at fair value through profit or loss.

•                  Liabilities that arise from financial assets transfers.

•                  Financial guarantee contracts.

•                  Agreements on granting loans below market rates.

Financial Liabilities valued at fair value through profit or loss: The Group can choose to use, at the beginning, the irrevocable option to designate a liability at fair value through profit or loss if and only if by doing so, it reflects more appropriately the financial information because:

•                  The Group removes or reduces significantly the inconsistencies of measurements or recognition which, otherwise, would be presented in the valuation;

•                  Whether the assets and financial liabilities are managed and their performances evaluated on a fair value basis pursuant to an investment strategy or a documented risk management; or

•                  A principal contract has one or more embedded derivatives.

Financial guarantee contract: A guarantee contract is a contract which requires the issuer to make specific payments to reimburse the holder for the loss incurred when a specific debtor default on his debt as they fall due, according to the conditions, either original or amended, of a debt instrument.

Financial guarantee contracts and agreements on granting loans below market rate are valued at fair value, in the first instance; so later, a comparison between the higher value of the commission to be accrued at the financial year closing and the applicable allowance.

Derecognition of financial liabilities

The Entity derecognizes financial liabilities only when they have expired; this is, when they have been settled, paid or the contract expired.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

1.11                                     Derivatives

Derivatives, including currency contracts, interest rate futures, term contracts, interest rate and currency swaps, and options over currency and interest rates are registered at their fair value.

All derivative instruments are recorded as assets when their fair value is positive, and as liabilities when their fair value is negative, related to the agreed price. Any change in the fair value of derivative instruments is included in the financial year income.

1.12                                     Repo Transactions

The sale and repurchase agreements (“repo liability operations”), which effectively provide the lender’s return to the counterparty, are treated as guaranteed financing transactions. Securities sold under those sale and repurchase agreements are not withdrawn from  accounts. The securities are not reclassified in the statement of financial position unless the assignee has the right by contract or sale to sell or replace them. In such case, securities are reclassified as recoverable accounts by repurchase. Appropriate liabilities are presented within Financings received from Argentine Central Bank and other Financial Institutions item.

The securities purchased pursuant to the resale agreements (“repo asset transactions”), which effectively provide the lender’s return to the Entity, are registered as debts within Financings received from Argentine Central Bank and other Financial Institutions item.

The difference between the sale price and the repurchase price or the purchase price and the resale price, adjusted by interest and dividends received by the counterparty or by the Group, as appropriate, constitute the premium of the operation. Such premium is treated as interest income or expenses, which are accrued during the effectiveness of the agreements.

Securities lent to counterparties as fixed commission is held in the consolidated Financial Statements in their original category unless one of the parties holds the contract or customary right to sell or replace securities: In such cases, such securities are reclassified and presented individually. Securities borrowed as  fixed commission are not recorded in the consolidated Financial Statements, unless sold to third parties. In, such cases, the purchase or sale are recorded as the year income within earnings minus losses resulting from negotiable securities. The obligation to return securities is recorded at fair value in other funds delivered as loans.

1.13                                     Loan loss Provisions

As regards uncollectibility risk provisions, the standards on “Minimum uncollectibility risk provisions” in Section VIII of LISOL (by its Spanish acronym) are still effective and described as follows:

Over the total of clients’ debt, the following minimum uncollectibility guidelines must be applied:

Commercial Portfolio	Loan portfolio or similar to loan	With preferred guarantees	Without preferred guarantees
Normal situation	Normal situation	1%	1%
Under observation	Low risk	3%	5%
Under bargaining process or with refinancing agreements	N/A	6%	12%
With problems	Medium risk	12%	25%
High risk of insolvency	High risk	25%	50%
Irrecoverable	Irrecoverable	50%	100%
Irrecoverable under technical ruling	Irrecoverable under technical ruling	100%	100%

In turn, the situation assigned to each debtor of the commercial and consumer portfolio is defined in accordance with the client’s repayment capacity and, only at a second stage, in accordance with the liquidation of assets; whereas, as for consumer portfolio, the situation assigned for each debtor is defined in accordance with delinquency days recorded by each debtor.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

The Group has chosen to interrupt the accrual of interest of those clients who report delays longer than 90 days instead of setting aside allowances for their 100%.

1.14                                          Leases

Operating leases

The Group (lessor) recognizes the leasing payments as positive results in a linear manner. If another method of recognition is more appropriate, the Group will apply the recognition of income in that manner. In turn, the Group recognizes costs, such as amortization and expenses.

The initial recognition value adds direct costs incurred in detaining an operating lease at the carrying amount of the underlying asset and recognise those costs as an expense during the lease term on the same basis as the lease income.

The depreciation policy for depreciable underlying assets subject to operating leases is consistent with the group’s  similar assets. In addition, the Group applies IAS 36 to account for any impairment loss identified.

Financial leases

They have been registered at the current value of unearned amounts, calculated according to agreed conditions in their respective contracts, depending on the interest rate implicit in the lease.

Initial measurement

The Group utilizes the interest rate implicit in the lease to measure the net investment, which is defined in such a way that the income initial direct costs are automatically included in the net investment of the lease.

The initial direct costs, which are different from those incurred by the manufacturer or retailers, are included in the initial measurement of the lease net investment and decrease the amount of income recognized during the lease term. The interest rate implicit in the lease is defined in such a way that the initial direct costs are included automatically into the lease net investment; there is no need to add them separately.

The difference between the receivable gross amount and the current value is represented in the financial income that is recognized during the lease term.

The Group utilizes the criteria described in Note 1.12 to determine whether there is objective evidence that there was an impairment loss as regards loans at amortized cost.

1.15                                     Property, plant and equipment

Carried at it’s acquisition or construction cost less any accumulated depreciation and any accumulated impairment losses,  except from real state, in virtue of which, the Group adopted the revaluation method. The cost includes expenses directly attributable to the acquisition or building of these items.

Management updates the valuation of the fair value of land, buildings, facilities and machinery (classified as property, plant and equipment), taking into account independent valuations. Management determines the value of a property, plant and equipment within a range of estimates of their fair value and considering the currency in which transactions are carried out in the market. The revaluations are carried out with sufficient regularity, in order to ensure that the book value, at all times, does not differ significantly from the fair value of each asset subject to revaluation.

The subsequent costs are included in the carrying value or are recognized as a separate asset, as appropriate, if and only if it is probable that they will generate future economic benefits for the Group, and their costs can be fairly measured. The carrying value of the asset that is being replaced is withdrawn, thus the new asset is amortized by the number of years of useful life left at the moment of the improve.

The maintenance and reparations expenses are recognised in profit or loss as incurred.

The depreciation is calculated following the straight-line method, applying annual rates sufficient to extinguish the values of assets at the end of their estimated useful life. In those cases in which an asset includes significant components with different useful lives, such components are recognized and depreciated as separate items.

The following chart presents the useful life for each of the items forming part of the item property, plant and equipment:

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

Property, plant and equipment	Estimated useful life
Buildings	50 Years
Furniture and plant	10 Years
Machines and equipment	5 Years
Vehicles	5 Years
Others	5 Years

The residual value of the property, plant and equipment, useful lives and depreciation methods are reviewed and adjusted if necessary, at each financial year closing or when there are devaluation signs.

The Carrying amount of an item of property, plant and equipment is immediately reduced at its recoverable amount when the Carrying amount is greater than the estimated recoverable amount.

a) Result by sale

The results for the sale of property, plant and equipment are calculated by comparing the income obtained with the book value of the respective good. The resulting profits or losses are recorded in the consolidated statement of comprehensive income.

b)  Real Estate - Revaluation and historical cost.

In the case of real estate, the higher revaluation value is included in other comprehensive income, within the consolidated statement of comprehensive income. If the revaluation is lower than the historical net cost of accumulated depreciation, the resulting loss is included in the net result of the period / year.

Gains and losses on the sale of property, plant and equipment items are calculated by comparing the income obtained with the book value of the respective good and are included in the consolidated statement of comprehensive income.

1.16                                          Investment properties

The investment properties are composed of  buildings held for obtaining a rent or for capital appreciation or both, but is never occupied by the Group.

Investment properties are measured at its fair value, and any gain or loss arising from a change in the fair value is recognized in profit or loss when arises. Investment properties are never depreciated. The fair value is determined using sales comparison approach prepared by the Group’s management considering a report of an independent expert.

Gain and losses on disposals are determined by comparing proceeds with the carrying amount.

The investment properties under the cost approach reflect the amount that would be required at the present time to replace the service capacity of the asset. They were valued at acquisition or construction cost, net of accumulated depreciation and / or accumulated depreciation losses. The cost includes expenses that are directly attributable to the acquisition or construction of these items.

1.17                                     Inventories

Inventories are valued at the lower value between cost and net realizable value. The cost includes the acquisition costs (net of discounts, refunds and similar), as well as other costs that have been incurred to give the inventories their location and conditions to be commercialized. The net realization value is the estimated sale price in the ordinary course of business minus the selling expenses.

The Group carries out an evaluation of the net realizable value of the inventories at the end of each fiscal year, allocating the corresponding value correction to the income statement to the extent that the book value exceeds the net realizable value. When the circumstances that previously caused the value correction will cease to exist, or when there is clear evidence of an increase in the net value.

The Group establishes a forecast for obsolete or low turnover products relative to the inventory at the end of each year. This forecast is established based on an anti-aging analysis of the products carried out by management.

The inventories have been valued at their replacement cost at the end of the year.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

1.18                                          Intangible Assets

(a)         Goodwill

The Goodwill resulting from the acquisition of subsidiaries, associates or joint ventures account for the excess between:

(i)                                     the acquisition cost, measured as the addition of the transferred amount, valued at fair value as of acquisition date plus the amount of non-controlling interest; and

(ii)                                  the fair value of acquired identifiable assets and liabilities assumed of the acquired item .

Goodwill is included in the intangible assets item in the consolidated financial statement.

Goodwill is not subject to amortization, but it is annually tested for impairment.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. Goodwill impairment is recognized when the carrying amount exceeds its recoverable amount which derives from the fair value of the cash-generating unit. The fair value of the reporting unit is estimated using discounted cash flows techniques.

Impairment losses are not reverted once recorded. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

For the goodwill values resulting from business combinations prior to the date of transition to IFRS, the Group has made use of the option provided in IFRS 1 “First-time Adoption of IFRS”, regarding the non-retroactive application of the IFRS 3 “Business combinations”.

(b)         Trademarks and licenses

Trademarks and licenses acquired separately are initially valued at historical cost, while those acquired through a business combinations are recognized at their estimated fair value at the acquisition date.

Intangible assets with a finite useful life are subsequently carried at cost less accumulated depreciation and / impairment losses, if any. These assets are tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.

The trademarks acquired by the Group have been classified as intangible assets with an indefinite useful life. The main factors considered for this classification include the years in which they have been in service and their recognition among industry customers.

Intangible assets with an indefinite useful life are those that arise from contracts or other legal rights that can be renewed without a significant cost and for which, based on an analysis of all the relevant factors, there is no foreseeable limit of the period over which the asset is expected to generate net cash flows for the Group. These intangible assets are not amortized, but are subject, annually or whenever there are indications of devaluation, to annual assessment for impairment, either individually or at the level of the cash generating unit. The categorization of the indefinite useful life is reviewed annually to confirm if it is still sustainable.

Impairment losses are recognized when the book value exceeds its recoverable value. The recoverable value of the assets corresponds to the higher of the recoverable value of the asset or its value in use. For purposes of the impairment test, the assets are grouped at the lowest level in which they generate identifiable cash flows (cash-generating units). The devaluations of these non-financial assets - other than goodwill - are reviewed at each reporting date to verify possible reversals.

(c)          Software

Costs related to software maintenance are recognized as expenses when incurred. Development, acquisition or implementation costs which are directly attributable to identifiable and single software design and tests controlled by the Group are recognized as assets.

Development, acquisition or implementation costs recognized initially as period expenses, are not recognized as intangible asset cost. Costs incurred in the development, acquisition or implementation of software, recognized as

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

intangible assets are amortized through the application of straight-line method during their estimated useful lives, over a term not exceeding five years.

1.19                                     Assets held for sale

The assets, or groups of assets, possibly with some directly associated liabilities, classified as held for sale in accordance with the provisions of IFRS 5 “Non-current assets held for sale and discontinued operations” will be disclosed separately from the rest of the assets and liabilities.

An asset may be classified as held for sale if its carrying amount will be recovered primarily through a sale transaction, rather than through its continued use, and a sale is considered highly probable.

To apply the above classification, an asset must meet the following conditions:

• it must be available for immediate sale in its current conditions;

• Management must be committed to a plan to sell the asset and have started an active program to locate a buyer and complete the plan;

• the asset must be actively marketed for sale at a reasonable price, in relation to its current fair value;

• the sale must be expected to be completed within 12 months from the reclassification date;

• it is unlikely that the plan will be significantly changed or withdrawn.

The assets, or groups of assets, possibly with some directly associated liabilities, classified as held for sale in accordance with the provisions of IFRS 5 “Non-current assets held for sale and discontinued operations”, are measured at the lower of their carrying amount and fair value less costs to sell.

The Group will not depreciate the asset while classified as held for sale.

The balances of financial instruments, deferred taxes and investment properties classified as held for sale are not subject to the valuation methods detailed above.

1.20                                     Impairment of non-financial assets

Assets with an indefinite useful life are not subject to amortization but are tested annually for impairment  or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable or, at least, on an annual basis.

Impairment losses are recognized when the carrying amount exceeds its recoverable amount. The recoverable amount of an asset is the higher of an asset’s fair value less costs of disposal and value in use. For purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or group of assets (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

1.21                                     Trust Assets

Assets held by the Group in its Trustee role, are not included in the Consolidated Financial Statements. Commissions and fees earned from trust activities are included in Service fee income.

1.22                                     Offsetting

Financial assets and liabilities are set off through the inclusion of the net amount in the consolidated financial statement only upon the existence of both a legally eligible right to compensate recognized amounts and the intention to liquidate in net terms or make the assets effective and liquidate the responsibility simultaneously.

1.23                                     Financing received from the Argentine Central Bank and other Financial Institutions

Debts with other financial entities are recorded when the capital is paid in advance to the economic group by the banking entity. Non-derivative financial liabilities are measured at amortized cost.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

1.24                                     Provisions / Contingencies

Pursuant to provisions issued by the Argentine Central  Bank, an Entity shall hold provisions in the following cases:

a-             It holds a current obligation (legal or implicit) as a result of past event;

b-             The Entity is likely to get rid of resources that provide future economic benefits with the purpose of serving an obligation; and

c-              A reliable forecast of the obligation amount is made available.

An Entity will be considered to hold an implicit obligation if (a) as a result of previous economic or public policies practices, the group has taken over certain responsibilities and (b) therefore, expectations regarding the compliance of such obligations have been produced.

The Group recognizes the following provisions:

For labor, civil and commercial lawsuits: provisions are defined based on both reports provided by lawyers regarding any lawsuit status and the forecast resulting from potential losses to be afforded by the Group, and past experience on this type of claims.

For miscellaneous risks: provisions are aimed at affording contingent situations that may result in obligations for the Group. The calculation of amounts includes the effectiveness likelihood based on the opinion provided by legal advisors and other professionals of the Group.

The Group does not record positive contingencies, except from deferred tax positive contingencies and those contingencies of virtually secure effectiveness.

As of the issuance of these Consolidated Financial Statements, the Group’s Board considers that there have been no elements that show the existence of other contingencies that may become effective and produce a negative impact on these Consolidated Financial Statements other than those defined in Note 20.

1.25                                          Other non-financial liabilities

Non-financial payable accounts are accrued once the counterparty has served its obligations pursuant to the contract and are valued at amortized cost.

1.25.1                           Employee benefits

The Group approved a retirement plan based on incentives for members of senior management and the Board of Directors, who will be entitled to receive cash payments over time if certain performance objectives are met.

In addition, provisions related to pre-retirement plans and benefits related to career awards are established.

Provisions are measured at the present value of the disbursements that are expected to be required to settle the obligation using a pre-tax interest rate that reflects the current market conditions on the value of the money and the specific risks for that obligation. The increase in the provision for the passage of time is recognized in the line of net financial results of the consolidated statement of comprehensive income.

1.26                                     Negotiable Obligations Issued

Subordinated and unsubordinated negotiable obligations issued by the Group are measured at Amortized Cost. Where the group buys back its own negotiable obligations, such obligations will be derecognized from the Consolidated Financial Statements and the difference between the residual value of the financial liability and the amount paid will be recognized as financial income or expenses.

1.27                                          Capital Stock and Capital Adjustments

Accounts included in this item are expressed in the currency that has not considered changes in price indexes as from February 2003, except from the item “Capital Stock”, which has been held at nominal value.

The adjustment derived from its re-expression according to the procedure described in note 1.2 (b) is included in “Adjustments to Equity”.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

Ordinary shares are classified in the shareholders’ equity and are held at nominal value. When any subsidiary of the Group purchases shares of the Group (own shares in portfolio), the effective payment, including any other cost directly attributable to the transaction (net of tax), is deducted from the shareholders’ equity until such shares are settled or sold.

1.28                                          Reserves and Dividend distribution

Pursuant to provisions set by the Argentine Central Bank law, the 5% of the net income must be applied to legal reserve until the reserve equals to 20% of the Company is outstanding Capital stock. Notwithstanding the aforementioned, for distribution of earnings and pursuant to Amended Text on Distribution of Income issued by the Argentine Central Bank ( last amendment of Communication “A” 6464 issued on March 9, 2013), Financial Entities shall be previously authorized by the Superintendence of Financial and Exchange Entities, and shall meet all requirements set out in Note 26.

Likewise, through Communication “A” 6618 it is established that a special reserve must be constituted with the balance of the gain originated by the first application of the IFRS, which can only be eliminated for capitalization or to absorb any unallocated negative results.

The distribution of dividends to the shareholders of the Group and its subsidiaries is recognized as a liability in the consolidated financial statements in the year in which the dividends are approved by the Shareholders’ Meeting.

1.29                                          Revenue Recognition

Financial income and expenses are recorded for all assets and liability measured in accordance with the effective rate method; for which ends all positive and negative results included as an integral part of the effective rate of the operation.

Results included in the effective rate include expenses and income related to the setting-up or acquisition of financial assets or liabilities, such as compensations received from the assessment of the client’s financial condition, negotiation of the terms of an instrument, the preparation and processing of necessary documents for the effectiveness of the transaction and compensations received from the granting of loans to be utilized by the client. El Grupo registra todos sus pasivos financieros no derivados a costo amortizado, excepto aquellos incluidos en el rubro “pasivos a valor razonable con cambios en resultados”, los cuales se encuentran medidos a valor razonable.

It should be noted that the fees that the Group receives for the origination of syndicated loans are not part of the effective rate of the product, and are recognized in the Income Statement at the time the service is provided, as long as the group does not retain part of it or it is maintained in the same conditions as the rest of the participants. Neither are the fees received by the Group due to negotiations in the transactions of a third party, which are recognized at the time they are perfected.

IFRS 15 establishes the principles that an entity must apply to account for income and cash flows from contracts for the sale of goods or services to its customers.

The amount to be recognized will be that which reflects the payment to which one expects to be entitled for the services rendered.

Revenues from the Group’s services are recognized in the income statement in accordance with compliance with performance obligations, thus deferring those revenues related to customer loyalty programs, which are provisioned based on the fair value of the item and its redemption rate, until they are exchanged by the client and can be recognized in the results of the year.

Income from the rental of investment properties is recognized in the consolidated statement of comprehensive income on the basis of the straight-line method over the term of the lease.

1.30              Income tax and minimum presumed income tax

Income Tax

Tax expense for the year comprises the charge for tax currently payable and deferred income. The income tax is recognized in the statements of income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity, in which case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

Current income tax charge is calculated on the basis of the tax laws enacted or substantially enacted at the date of the Statements of Financial Position in the countries where the Company and its subsidiaries operate and generate taxable income. The Group periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. The Group establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the deferred tax liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Financial Statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the date of the Statements of Financial Position and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred tax assets are only recognized to the extent that it is probable that future tax benefits will occur against which the temporary differences can be used.

The Group recognizes a deferred tax liability in the case of taxable temporary differences related to investments in subsidiaries and affiliates, except that the following two conditions are met:

(i) the Group controls the timing of the reversal of temporary differences;

(ii) it is probable that this temporary difference will not be reversed at a foreseeable time in the future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Minimum presumed income tax

The Group determines the minimum presumed income tax by applying the current 1% rate on assets computable as of each closing date. This tax is complementary to the income tax. The tax liability of the Group will coincide with the higher of both taxes. However, if the minimum presumed income tax exceeds the income tax in a fiscal year, said excess may be computed as a payment on account of the income tax that may occur in any of the following ten years.

The credit for minimum presumed income tax exposed under other non-current credits is the portion that the Group estimates may be offset by income tax in excess of the minimum presumed income tax to be generated within the next months ten fiscal years.

1.31              Earnings per share

The result per basic share is determined by the quotient between the result of the year attributable to the holders of ordinary shares of the Group by the average number of ordinary shares outstanding during the current fiscal year.

Since the Group has not issued financial instruments that have a dilutive effect on earnings per share, basic and diluted earnings per share are equal.

2.                   TRANSITION TO IFRS

2.1          Requirements for the transition to IFRS

The following sets out a reconciliation between shareholders’ equity and income figures as well as other comprehensive income figures as per Separate Financial Statements issued pursuant to the Accounting Framework as of transition date (January 1, 2017), adoption date (December 31, 2017) and comparative period closing date (December 31, 2017) and figures expressed pursuant to IFRS in these Consolidated Financial Statements as well as the effects of adjustments in cash and cash equivalents balances in cash flows.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

2.2                               IFRS exemptions

IFRS 1 allows first-time adopters to consider certain only-once exemptions. Likewise, IFRS requires the application of certain mandatory exemptions. Such exemptions have been provided by IASB to simplify the first application of certain IFRS, thus removing the obligatory nature of their retroactive application.

The following are exemptions and exemptions that are applicable considering IFRS 1 and were used by the Group in converting the accounting standards in force in Argentina to IFRS:

1.                                       IFRS optional exemptions

The following are optative exemptions applicable to the Group under IFRS 1:

1.1.        Exemption of business combinations

IFRS 1 presents the option of applying IFRS 3 “Business Combinations” prospectively from the date of transition or from a specific date prior to the date of transition. This allows non-retroactive application that would require restatement of all business combinations prior to the transition date. The Group elected to apply IFRS 3 prospectively to business combinations occurring after the date of transition. Business combinations that occurred prior to the transition date have not been restated.

1.2.        Exemption of investments in subsidiaries, joint ventures and associates

When an entity prepares Separate Financial Statements, IAS 27 requires it to account for its investments in subsidiaries, joint ventures and associates either: (a) at cost; (b) in accordance with IFRS 9; or (c) using the equity method as described in IAS 28. If a first-time adopter measures such an investment using the process of the participation method, the entity applying the exemption above mentioned.

1.3.        Exemption of designation of previously recognized financial instruments

According to IFRS 1, an entity can designate an equity investment as a financial measured at fair value through profit or loss, in accordance with paragraph 5.7.5 of IFRS 9 on the basis of the facts and circumstances that exist at the date of transition to IFRSs.

The Group has not made use of the other optional exemptions available in IFRS 1.

2.                                    IFRS mandatory exemptions

The following are obligatory exemptions applicable to the Company under IFRS 1:

2.1.        Estimates exemption

The Company’s estimations in accordance with IFRSs at January 1, 2017 are consistent with estimations made with Argentine GAAP. Therefore, the company’s estimations were not review by application of IFRS, except if necessary to reflect any difference in accounting policies.

2.2.        Non-controlling interest exemption

According to IFRS 1 a first-time adopter shall apply the requirements of IFRS 10 “Consolidated Financial Statements” prospectively for accounting the shareholders changes in a subsidiary without resulting a loss of control. The Group records non-controlling acquisitions that do not result in control changes at book value, recognizing any difference between received payments and book value in non-controlling interest will account in financial year results. The Company has not restated those acquisitions or dispositions prior to the date of transition.

2.3.        Exemption of derecognition financial assets and liabilities

IFRS 1 requires that a first-time adopter apply the requirements for derecognition of financial assets and liabilities set by IFRS 9 “Financial Instruments” prospectively, for the transactions after January 1, 2017.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

2.4.        Exemption of classification and measurement of financial assets

IFRS 1 requires that an entity shall assess whether a financial asset meets the conditions to be measured at amortized cost or at fair value with changes in other comprehensive results based on the facts and circumstances that exist at January 1, 2017.

The other obligatory exemptions in IFRS 1 have not been applied because they are not material to the Company.

2.3  Required reconciliations

The items and amounts included in the reconciliation are subject to changes and will be considered as final when preparing the Financial Statements as of December 31, 2018, for the financial year in which IFRSs are applied at first.

2.3.1 Shareholders’ equity reconciliation at December 31, 2017 and January 1, 2017

	Ref.	12/31/2017 Argentine Central Bank	Reclassification	IFRS Adjustments	12/31/2017 IFRS
ASSETS
Cash and due from banks	n.	11,129,475	(37,947)	6,275	11,097,803
Government and corporate securities	i.	15,346,036	(15,346,036)	—	—
Debt securities at fair value through profit or loss	c.	—	11,343,588	60,698	11,404,286
Derivatives		—	26,916	—	26,916
Repo transactions	i.	—	3,349,822	—	3,349,822
Other financial assets	n.	—	1,545,044	69,400	1,614,444
Loans and other financing	a., b., g., m., n.	—	59,108,802	1,335,242	60,444,044
Loans		54,954,373	(54,954,373)	—	—
Other receivables from financial intermediation		6,561,396	(6,561,396)	—	—
Receivables from financial leases	i.	2,519,201	(2,519,201)	—	—
Other debt securities		—	359,197	—	359,197
Financial assets in guarantee		—	1,301,237	—	1,301,237
Investments in equity instruments	d.	—	39,437	7,216	46,653
Unlisted equity investments		734	(734)	—	—
Miscellaneous receivables		1,776,944	(1,776,944)	—	—
Premises and equipment		694,431	(694,431)	—	—
Property, plant and equipment	e.	—	1,026,501	147,556	1,174,057
Miscellaneous assets		612,264	(610,671)	(1,593)	—
Intangible assets		324,501	(324,501)	—	—
Investment properties		—	198,371	—	198,371
Intangible assets	f., k.	—	179,365	11,273	190,638
Deferred income tax assets	j., n.	—	49,099	440,076	489,175
Other non-financial assets	e.	—	324,439	78,672	403,111
Inventories		—	102,666	—	102,666
Unallocated items		51,923	(51,923)	—	—
TOTAL ASSETS		93,971,278	(3,923,673)	2,154,815	92,202,420

LIABILITIES
Deposits		56,487,027	(78,342)	—	56,408,685
Other liabilities from financial transactions	i.	18,443,354	(18,443,354)	—	—
Other financial liabilities	g., m., n.	—	2,044,245	1,855,629	3,899,874
Financing received from the Argentine Central Bank and other financial institutions		—	3,524,267	—	3,524,267
Unsubordinated Negotiable obligations		—	8,588,970	—	8,588,970
Current income tax liabilities		—	692,711	—	692,711
Subordinated negotiable obligations		—	685,873	—	685,873
Provisions		—	80,163	—	80,163
Other non-financial liabilities	h., l., n.	—	2,867,475	934,234	3,801,709
Miscellaneous obligations		3,058,053	(3,058,053)	—	—

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

	Ref.	12/31/2017 Argentine Central Bank	Reclassification	IFRS Adjustments	12/31/2017 IFRS
Provisions		80,163	(80,163)	—	—
Subordinated negotiable obligations		685,873	(685,873)	—	—
Unallocated items		60,513	(60,513)	—	—
Non-controlling interests	o.	11,497	(7,690)	(3,807)	—
TOTAL LIABILITIES		78,826,480	(3,930,284)	2,786,056	77,682,252

SHAREHOLDERS’EQUITY
Capital stock, contributions and reserve		12,707,739	—		12,707,739
Other comprehensive income	d., e., j.	—	—	136,384	136,384
Retained earnings		2,437,059	(11,273)	(900,334)	1,525,452
Shareholders ‘equity attributable to non-controlling interest	o.	—	17,884	132,709	150,593
TOTAL SHAREHOLDERS’EQUITY		15,144,798	6,611	(631,241)	14,520,168
TOTAL LIABILITIES PLUS SHAREHOLDERS’EQUITY		93,971,278	(3,923,673)	2,154,815	92,202,420

	Ref.	01/01/2017 Argentine Central Bank	Reclassifications	IFRS Adjustments	01/01/2017 IFRS
ASSETS
Cash and due from banks	n.	8,166,132	(151,228)	15,088	8,029,992
Government and corporate securities	i.	2,360,044	(2,360,044)	—	—
Debt securities at fair value through profit or loss	c.	—	362,338	62,370	424,708
Derivatives		—	28,304	—	28,304
Other financial assets	n.	—	1,857,831	101,113	1,958,944
Loans and other financing	a., b., g., m., n.	—	37,419,153	1,332,996	38,752,149
Loans		34,896,509	(34,896,509)	—	—
Other receivables from financial intermediation		3,772,736	(3,772,736)	—	—
Receivables from financial leases	i.	1,527,855	(1,527,855)	—	—
Other debt securities		—	2,302,305	(238,457)	2,063,848
Financial assets in guarantee		—	1,465,029	—	1,465,029
Investments in equity instruments	d.	—	3,363	—	3,363
Investments in subsidiaries, associates and joint ventures		—	2,767	—	2,767
Investments in other companies		3,501	(3,501)	—	—
Miscellaneous receivables		1,110,316	(1,110,316)	—	—
Premises and equipment		621,575	(621,575)	—	—
Property, plant and equipment	e.	—	685,369	100,825	786,194
Miscellaneous assets		425,501	(425,501)	—	—
Intangible assets		285,462	(285,462)	—	—
Investment properties		—	481,529	—	481,529
Intangible assets	f., k.	—	170,660	(48,273)	122,387
Deferred income tax assets	j., n.	—	13,139	340,358	353,497
Other non-financial assets	e.	—	19,993	149,353	169,346
Inventories		—	29,565	—	29,565
Unallocated items		36,411	(36,411)	—	—
TOTAL ASSETS		53,206,042	(349,793)	1,815,373	54,671,622

LIABILITIES
Deposits		35,897,864	(35,734)	(1,156)	35,860,974
Other liabilities from financial transactions	i.	6,514,834	(6,514,834)	—	—
Repo transactions		—	590,891	—	590,891
Other financial liabilities	g., m., n.	—	1,388,452	1,367,587	2,756,039
Financing received from the Argentine Central Bank and others financial institutions		—	1,715,670	—	1,715,670
Unsubordinated Negotiable obligations		—	2,049,074	—	2,049,074
Current income tax liabilities		—	572,027	—	572,027
Subordinated negotiable obligations		—	1,378,758	—	1,378,758
Provisions		—	63,624	—	63,624

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

Other non-financial liabilities	h., l., n.	—	1,967,715	577,745	2,545,460
Miscellaneous obligations		2,182,228	(2,182,228)	—	—
Provisions		63,252	(63,252)	—	—
Subordinated negotiable obligations		1,378,758	(1,378,758)	—	—
Unallocated items		134,158	(134,158)	—	—
Non-controlling interests	o.	103,397	(103,397)	—	—
TOTAL LIABILITIES		46,274,491	(686,150)	1,944,176	47,532,517

SHAREHOLDERS’ EQUITY
Capital stock, contributions and reserve		5,620,247	—	—	5,620,247
Other comprehensive income	d., e., j.	—	—	77,797	77,797
Retained earnings		1,311,304	—	(294,390)	1,016,914
Shareholders ‘equity attributable to non-controlling interest	o.		336,357	87,790	424,147
TOTAL SHAREHOLDERS’ EQUITY		6,931,551	336,357	(128,803)	7,139,105
TOTAL LIABILITIES PLUS SHAREHOLDERS’EQUITY		53,206,042	(349,793)	1,815,373	54,671,622

2.3.2 Reconciliation of net income for the financial year ended on December 31, 2017

	Ref.	12/31/2017 Argentine Central Bank	Reclassification	IFRS Adjustments	12/31/2017 IFRS
Financial income		15,494,671	(15,474,127)	(20,544)	—
Interest Income	a., b., l., m., n.	—	13,040,237	868,924	13,909,161
Financial expenses		(6,194,288)	6,194,288		—
Interest Expenses	m., n.	—	(5,613,155)	258,201	(5,354,954)
Net interest income		9,300,383	(1,852,757)	1,106,581	8,554,207
Services fee income	a., n.	—	4,135,811	(273,186)	3,862,625
Services fee expenses	n.	—	(632,453)	6,801	(625,652)
Income from insurance activities		—	479,011		479,011
Net commission income		—	3,982,369	(266,385)	3,715,984
Subtotal		9,300,383	2,129,612	840,196	12,270,191
Net income from financial instruments at fair value through profit or loss	c., n.	—	2,243,387	(48,415)	2,194,972
Exchange rate difference on gold and foreign currency		—	250,758	—	250,758
Other operating income	e., g., n.	—	1,357,666	(32,183)	1,325,483
Loan loss provisions	m., n.	(1,820,169)	(189,203)	80,606	(1,928,766)
Net operating income		7,480,214	5,792,220	840,204	14,112,638
Service fee income		4,973,272	(4,973,272)	—	—
Service fee expenses		(1,495,848)	1,495,848	—	—
Income from insurance activities		479,061	(479,061)	—	—
Administration expenses		(8,390,622)	8,390,622	—	—
Personnel Expenses	b., h.	—	(5,189,151)	(166,108)	(5,355,259)
Administration expenses	a., n.	—	(3,207,549)	(158,422)	(3,365,971)
Depreciations and impairment non-financial assets	e., f.	—	(156,420)	(146,713)	(303,133)
Other operating expenses	b., k.	—	(2,394,218)	(182,279)	(2,576,497)
Miscellaneous income		545,842	(545,842)	—	—
Miscellaneous losses		(376,480)	376,480	—	—
Operating income		3,215,439	(890,343)	186,682	2,511,778
Profit of associates and joint ventures		—	—	—	—
Non-controlling interest result		(5,897)	5,897	—	—
Income before taxes from continuing operations		3,209,542	(884,446)	186,682	2.511.778
Income tax	j., n.	—	(780,883)	115,272	(665.611)

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

	Ref.	12/31/2017 Argentine Central Bank	Reclassification	IFRS Adjustments	12/31/2017 IFRS
Income tax		(772,483)	772,483	—	—
Net income from continuing operations		2,437,059	(892,846)	301,954	1.846.167
Net income for the year		2,437,059	(892,846)	301,954	1,846,167
Net income for the year attributable to parent company		—	1,526,504	293,338	1,819,841
Net income for the year attributable to non-controlling interest		—	17,710	8,615	26,325
Total other comprehensive income		—	—	58,668	58,668
Total comprehensive income		—	1,544,213	360,622	1.904.835
Total comprehensive income for the year attributable to parent company		—	1,526,504	351,925	1,878,429
Total comprehensive income for the year attributable to interest non-controlling		—	17,710	8,696	26,406

2.3.3 Reconciliation of comprehensive income for the financial year ended on December 31, 2017

12/31/2017
Other comprehensive income attributable to Grupo Supervielle	—
Investments in Corporate and Government Securities	417
Property, Facility and Equipment	67,536
Investment in other equity instruments	7,206
Income tax	(16,572)
Other comprehensive income under IFRS attributable to Grupo Supervielle	58,587
Non-controlling interest result	81
Total other comprehensive income under IFRS	58,668

12/31/2017
Net result attributable to Grupo Supervielle	2,437,059
Net result under IFRS attributable to Grupo Supervielle	1,819,842
Other comprehensive results under IFRS attributable to Grupo Supervielle	58,587
Total net income plus comprehensive income attributable to Grupo Supervielle under IFRS	1,878,429

2.3.4 Reconciliation of cash and cash equivalents of the statement of cash flow

	12/31/2017 Argentine Central Bank	Reclassifications	12/31/2017 IFRS
Cash and due from Banks	11,129,475	(31,672)	11,097,803
Bills and Notes issued by the Central Bank	13,611,524	(4,340,800)	9,270,724
Listed sort term government securities	—	375,976	375,976
Mutual Funds	680,865	—	680,865
Total	25,421,864	(3,996,496)	21,425,368

	01/01/2017 Argentine Central Bank	Reclassifications	01/01/2017 IFRS
Cash and due from Banks	8,166,132	(136,140)	8,029,992
Bills and Notes issued by the Central Bank	336,785	—	336,785
Mutual Funds	1,185,637	—	1,185,637
Total	9,688,554	(136,140)	9,552,414

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

2.3.5 Explanation of adjustments

(a) Adjustment in the recognition of interest income through the effective rate method

Pursuant to IFRS, costs and income directly related to the granting of a loan are not directly expensed against income but are added to the loan rate and are accrued along the useful life of such loan. As a result of the application of this method, income from commissions and administration expenses have decreased and interest income has increased, recognized in the assets recorded in loans and other financings.

(b) Initial Recognition at Fair Value

The initial value of financing operations through credit cards and mortgage loans has been adjusted at lower rates than market rates, thus recognizing a loss at the beginning as a result of the application of the market rate that is later accrued as interest income along the useful life of the loan. The loss is expensed against other operating expenses and in employee benefits for mortgage loans. Earnings were recorded under interest income and the asset value was modified thus being recorded under loans and other financing.

(c)  Valuation of investments at fair value

Pursuant to the Argentine Central Bank, the Entity valuated its investments in government bonds according to the most probable destination of the asset. Distributions in kind which appeared in lists of volatilities or present values issued by the Argentine Central Bank were valuated at their market value, while those distributions in kind which not appeared in the aforementioned lists were valuated at their incorporation value increasing exponentially depending on its internal return rate.

IFRS 9 “Financial instruments” establishes that an entity must classify its financial assets according to the business model the entity utilizes to manage the assets and the characteristics of contractual cash flows. Pursuant to the aforementioned, the Group has classified its investment portfolio into portfolios for trading, which have been valuated at a fair value through profit or loss and which are maintained for investment, which have been valuated at a fair value through changes in other comprehensive income.

(d) Investments equity instruments

Under IFRS, any and all investments in which the Group has no control or significant influence must be measured at fair value. Under BCRA regulations, such investments are measured at cost value with a limit on the proportional equity value. The adjustment at fair value of the investment meant an increase with the counterparty in other comprehensive income by application of the exception in IFRS 1.

(e)  Property, plant and equipment and other non-financial assets

By application of IAS 16 and IAS 40, the Group has adopted the revaluation model for its real property and the fair value method for its investment property. Under BCRA regulations, such assets were recorded at their historical value minus the accrued amortization.

The revaluation of affected real property as property, plant and equipment was imputed against other comprehensive income and increased the depreciation charge. As regards investment property, the revaluation increase was imputed to other operating income within the statement of income.

Under BCRA, other non-financial assets were recognized, as well as stationery expenses which do not comply with IFRS requirements to be recognized as assets. The recognition of such assets originated an increase in administrative expenses.

(f)  Intangible assets

Pursuant to IFRS, an intangible asset is an identifiable, non-monetary asset without physical substance. In order for the intangible asset to be identified, the Group must have control over it and the asset must generate future economic benefits.

Under Argentine Central Bank, intangible assets that do not comply with the IFRS requirements to be recognized as such have been recognized. The adjustment answers to the recognition of such assets and the reversal of the accumulated amortization that was imputed against earnings per depreciations and devaluation of assets.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

(g) Financial Guarantees

Under IFRS, the financial guarantees granted must be recognized initially at their fair value, which equals to the commission charged in most of the cases. Such amount is later amortized at a straight line throughout the life of the contract. Upon each closing, the financial guarantees are measured by the higher between: (i) the value of the commission pending of accrual as of financial year closing and (ii) the best amount forecast to be paid to honor the contract discounted at its current value as of financial year closing.

Pursuant to standards issued by the Argentine Central Bank, commissions collected in financial guarantee agreements are imputed to results upon collection.

As a result of IFRS application, assets in loans and other financings were recognized and liabilities in other financial liabilities. The impact on results was a decrease in other operating income.

(h) Employee Benefits

Pursuant to IFRS, short-term benefits for employees such as vacations, salaries and social security contributions, are recognized as liabilities equivalent to the undiscounted amount the Bank expects to pay for such benefit. Likewise, long-term benefits such as seniority awards and pre-retirements, are recognized as liabilities equivalent to the amount discounted from the benefit the Bank expects to pay.

The recognition of these liabilities generated an increase in other non-financial liabilities and a negative result within employee benefits.

(i)  Reverse repo

Pursuant to IFRS, a repo reverse operation is recognized as financing granted with guarantee of securities. Pursuant to Regulations issued by the Argentine Central Bank, the bond received as collateral with the counterparty is recorded in other obligations through financial intermediation for an agreed upon amount of the sale future reverse operation.

As a result, the financing that was previously recorded in other receivables through financial intermediation was reclassified to repo transactions item and assets of received securities by repo transactions were recognized, consequently, with the reversion of the obligation through financial intermediation.

(j)  Income tax

Pursuant to IFRS, tax charges for the financial year includes current and deferred taxes. The current income tax is calculated pursuant to passed laws and substantially passed as of these Financial Statements. The deferred tax is recognized pursuant to the liabilities method, given the temporary differences that arise between tax basis of assets and liabilities and amounts recorded in books in the Consolidated Financial Statements. Pursuant to regulations issued by the Central Bank, the Group recognizes the current tax for the financial year.

The tax effect of the recognition of the deferred tax accounts for an increase in deferred tax assets, an adjustment in results in income tax and an adjustment in other comprehensive results for the tax pursuant to the results recorded therein.

(k) Goodwill

Pursuant to standards issued by the Argentine Central Bank, the recognized goodwill is amortized over a maximum 120-month term. Pursuant to IFRS, goodwill is not amortized, instead, it is calculated through annual depreciation. As a result, the value of intangible assets with their counterparty in other operating expenses has increased.

(l)  Loyalty Programs

As part of the Bank’s loyalty programs, the Group relies on a point reward program based on credit and debit card consumption. Such points can be redeemed by different products or tourism services. Such points can be redeemed over a specific term and after such term they expire and cannot be redeemed.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

Pursuant to IFRS 15, the Group fixes liabilities based on the fair value of granted points to be redeemed by clients. Points to be redeemed are calculated based on the last redemption behavior type of card product and other historical information of the card. Liabilities are reduced as points are redeemed by clients.

The adjustment to liabilities has increased other non-financial liabilities and has generated a negative result that was recorded as a decrease in interest income.

(m)   Transfer of Financial Assets

Pursuant to the previous accounting framework, the Entity records as recognition of assets the portfolios transfer for the constitution of financial trusts and the portfolios sales with resource for the transferor. Pursuant to IFRS 9 “Financial Instruments” it is necessary to analyze if the Entity has substantially transferred all the risks and rewards inherent to the property of the transferred asset. From the analysis performed it can be drawn that this is not fulfilled, therefore, the Entity will continue recognizing such transferred asset in its entirety and will recognize financial liabilities for the received consideration.

Therefore, the Company recognized assets for transferred portfolios included in loans and other receivables and liabilities for the received consideration included in financial liabilities and an adjustment of interest incomes, interest expenses and uncollectibility charges.

(n) Financial trusts

Pursuant to IFRS 10, the Group manages a trust when it has power over, is exposed to or has a right to the variable returns arising from its interest in such trust and has the capacity to affect those results through its power to run the relevant activities of the trust. Trusts have been consolidated as from the date the Group acquired the control.

The Group has evaluated the following:

• The object and design of the trust.

• Spotting of main activities.

• Decision-making processes regarding such activities.

• Whether the Groups’s rights result in the capacity to run relevant activities of the trust.

• Whether the Group is exposed to, or has the right on, variable returns of its interest in such trust.

• Whether the Group has the capacity to utilize its power on the trust to affect such returns.

In accordance with the aforementioned, the Group has decided that it holds control on such financial trusts and, therefore, such financial trusts have been consolidated.

(o) Non-controlling interest

Pursuant to IFRS 10 on consolidated Financial Statements, the non-controlling interests will be reported in the consolidated financial statement, within shareholders’ equity, separately from the controlling interest’s equity. Under the previous accounting framework, this interest is reported in liabilities as non-related interest.

As a result, the entity has made the appropriate reclassification. Additionally, the financial trust property from which the Bank does not own participation certificates has been imputed in this line.

3. CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of consolidated financial statements in accordance with the accounting framework based on IFRS requires the use of certain critical accounting estimates. It also requires Management to exercise its judgment in the process of applying the accounting standards established by the BCRA to establish the Group’s accounting policies.

The Group has identified the following areas that entail a higher judgment and complexity degree, or areas where assumptions and forecasts play a significant role Consolidated Financial Statements which play a key role in the understanding of underlying accounting/financial accounting reporting risks.

a-             Fair value of derivatives and other instruments

The fair value of  financial instruments that do not list in active markets are measured through the  use of valuation techniques. Such techniques are validated and regularly reviewed by qualified independent personnel of the area that

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

developed such techniques. All models are evaluated and adjusted before being use in order to make sure that results express current information and comparative market prices. As long as possible, models use only observable information; however, factors such as credit risk (own or counterparty), volatilities and correlations require the use of estimates. Changes in assumptions regarding such factors may impact on the fair value reported for financial instruments.

The information on instruments that have not been valuated based on the market information is included in Note 7. In this regard, the Senior Management decides whether significant risks and property benefits of financial assets and financial lease are transferred to the counterparty, especially those of higher risk.

b-             Allowances for loan losses

The Group produces forecasts on repayment capacity of clients in order to determine the provisioning level to be applied pursuant to provisions set by the Argentine Central Bank.

Such forecasts are carried out with the regularity set by minimum provisioning standards set by the Argentine Central Bank.

c-              Impairment of Non-Financial Assets

Intangible assets with finite lives and property, plants and equipment are amortized or depreciated along their useful lives in a straight-line method. The Group reviews the conditions related to these assets to determine whether events and circumstances justify a review of the amortization and remaining depreciation period and whether there are factors or circumstances that imply an impairment in the value of assets that cannot be recovered.

The Group has applied the judgment in the identification of impairment indicators for property, plant and equipment and intangible assets. The Group has defined that there was no evidence of impairment for any period included in the consolidated Financial Statements. Given the aforementioned, no recoverable value has been calculated.

The evaluation process for potential impairment of an asset of indefinite useful life is subject to and require a significant judgment in many points over the course of the analysis, including the identification of its cash-generating unit, the identification and allocation of assets and liabilities to a cash-generating unit and the definition of their recoverable value. The recoverable value is compared with the carrying value in order to define the non-recoverable portion of such value. When calculating the recoverable value of the cash-generating unit in virtue of the assessment of annual or regular impairment, the Group use estimates and significant judgments on future cash flows of the cash-generating unit. Its cash flow forecasts are based on assumptions that account for the best use of its cash-generating unit.

Although the Group believes that assumptions and forecasts used are suitable in virtue of the information available for the administration, changes in assumptions or circumstances may require changes in the assessment. Negative changes in assumptions utilized in an impairment tests of  indefinite useful life intangible assets may result in the reduction or removal of the excess of fair value over the book value, which would result in the potential recognition of the impairment.

The Group decided that it would not be necessary to recognize an impairment loss in indefinite useful life intangible assets under such conditions.

d-             Structured Entities.

Structured entities are designed so that the vote or similar rights do not account for the dominant factor when deciding who controls the entity. Likewise, judgment to determine whether the relation between the Group and a structured entity indicates that the structured entity is controlled by the Group is required. The Group does not consolidate non-controlled structured entities.

Given the fact that it might be difficult to determine whether the Group controls a structured entity, the administration evaluates its risk exposure and rewards, as well as its capacity to take operating decisions for such structured entity. In many cases, there are elements that, considered in an isolated manner, shows the control or lack of control over a structured entity, but when considered as a whole, it is difficult to draw up a clear conclusion. In those cases in which there are more arguments for the existence of control, the structured entity is consolidated. The following elements were utilized to determine the control existence or lack of control existence:

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

 (Expressed in thousands of pesos)

• Object and design of the financial trust.

• Identification of relevant activities.

• Deciding process regarding such activities.

• Whether the rights the Group holds enable it to run relevant activities of the financial trust.

• Whether the Group is exposed, or holds rights over variable results of its interest in such financial trust.

• Whether the Group relies on the capacity to allocate such results in virtue of its power over the financial trust.

Should not the Group consolidate assets, liabilities and results of these consolidated structured entities, the net effect in the consolidated income statement would produce a loss of 67,098 and 38,454 as of December 31, 2018 and 2017 respectively. See Note 1.4 for further information on the Group´s exposure to structured entities.

e-              Income tax and deferred tax

A significant judgment is required to determine liabilities and assets from current and deferred taxes. The current tax is measured at the amount expected to be paid to the taxation authority using the tax rates that have been enacted or substantially enacted by the end of the reporting period. The deferred tax is measured over temporary differences between tax basis of assets and liabilities and book values at the tax rates that are  expected to apply when the asset is realized or the liability settled.

Assets from deferred tax are recognized upon the possibility of relying on future taxable earnings against which temporary differences can be used, based on the Senior Management’s assumptions regarding amounts and opportunities of future taxable earnings. Later, it is necessary to determine whether assets from deferred tax are likely to be used and set off future taxable earnings. Real results may differ from estimates, such as changes in tax legislation or the result of the final review of affidavits issued by tax authorities and tax courts.

Likely future tax earnings and the number of tax benefits are based on a medium term business plan prepared by the administration. Such plan is based on reasonable expectations.

4. SEGMENT REPORTING

The Group determines operating segments based on performance reports which are reviewed by the Board and key personnel of the Senior Management and updated upon changes.

The Group considers the business for the type of products and services offered, identifying the following operating segments:

a-        Retail Banking — Includes both the granting of loans and other credit products such as deposits of physical persons.

b-        Corporate Banking — Includes advisory services at a corporate and financial level, as well as the administration of assets and loans targeted to big clients.

c-         Treasury — Includes operations with Government Securities of the Group, syndicated loans and financial lease.

d-        Consumer — Includes loans and other credit products targeted to middle and lowed-middle income sectors and non-financial products and services.

e-         Insurance: Includes insurance products, with a focus on life insurance, to targeted customers segments

f-          Mutual Fund Administration and Other Segments — Includes MFs administered by the Group. Includes also assets, liabilities and results of Micro Lending S.A.U., Invertir Online.Com Argentina S.A.U.. and InvertirOnline S.A.U

Operating results of the different operating segments of the Group are reviewed individually with the purpose of taking decisions over the allocation of resources and the performance appraisal of each segment. The performance of such segments will be evaluated based on operating earnings and losses and is measured consistently with operating earnings and losses of the consolidated earnings and losses statement.

When a transaction is carried out, transfer prices between segments are taken in an independent and equitative manner, as in cases of transactions with third parties. Later, income, expenses and results from transfers between operating segments are removed from the consolidation.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

 (Expressed in thousands of pesos)

The following chart includes information by segment as of December 31, 2018 and 2017:

	Retail Banking	Corporate Banking	Treasury	Consumer	Insurance	Adm. MF and other segments	Adjustments	Total as of 12.31.2018
Asset by segments
Cash and due from banks	4,706,116	325,248	28,505,898	61,414	3,135	582,100	(496,358)	33,687,553
Debt securities at fair value through profit or loss	—	—	14,941,290	—	100,041	70,784	—	15,112,115
Loans and other financing	30,897,152	39,133,720	2,834,700	7,531,749	459,404	660,435	(2,725,257)	78,791,903
Other Assets	1,119,101	39,450	5,662,960	1,482,559	345,499	596,644	4,277,757	13,523,970
Total Assets	36,722,369	39,498,418	51,944,848	9,075,722	908,079	1,909,963	1,056,142	141,115,541

Liabilities by segments
Deposits	51,679,015	9,420,938	32,906,385	1,667,995	—	—	(768,319)	94,906,014
Financing received from the Argentine Central Bank and other financial institutions	10,828	7,212,869	786,362	2,542,576	—	184,931	(2,704,344)	8,033,222
Unsubordinated Negotiable obligations	—	—	7,418,947	1,304,004	—	51,116	533,104	9,307,171
Other liabilities	3,192,164	1,010,667	1,938,464	1,607,872	381,396	1,131,842	2,436,552	11,698,957
Total Liabilities	54,882,007	17,644,474	43,050,158	7,122,447	381,396	1,367,889	(503,007)	123,945,364

	Retail Banking	Corporate Banking	Treasury	Consumer	Insurance	Adm. MF and other segments	Adjustments	Total as of 12.31.2018
Result by segments
Interests Income	11,001,897	8,996,130	1,512,751	4,281,824	35,540	287,082	(698,756)	25,416,468
Interest Expense	(3,373,531)	(1,141,696)	(9,375,091)	(1,615,421)	—	(269,258)	820,897	(14,954,100)
Distribution of results by Treasury	746,366	(4,287,089)	3,540,723	—	—	—	—	—
Net interest income	8,374,732	3,567,345	(4,321,617)	2,666,403	35,540	17,824	122,141	10,462,368
Services Fee Income	3,064,320	470,000	22,909	1,496,580	—	362,332	(294,151)	5,121,990
Services Fee Expenses	(652,048)	(55,125)	(45,503)	(647,889)	—	(16,685)	276,744	(1,140,506)
Income from insurance activities	—	—	—	—	504,898	—	152,656	657,554
Net Service Fee Income	2,412,272	414,875	(22,594)	848,691	504,898	345,647	135,249	4,639,038
Subtotal	10,787,004	3,982,220	(4,344,211)	3,515,094	540,438	363,471	257,390	15,101,406
Net income from financial instruments at fair value through profit or loss	42,406	—	5,116,608	(496,664)	150,654	69,339	702,460	5,584,803
Exchange rate difference on gold and foreign currency	617,316	59,829	160,690	3,535	(8)	18,319	(23,923)	835,758
Financial and holding results	659,722	59,829	5,277,298	(493,129)	150,646	87,658	678,537	6,420,561
Other operating income	740,094	706,297	58,460	366,399	3,499	68,568	(91,011)	1,852,306
Loan loss provisions	(1,505,520)	(783,052)	(14,692)	(1,897,904)	—	(19,478)	1	(4,220,645)
Net operating income	10,681,300	3,965,294	976,855	1,490,460	694,583	500,219	844,917	19,153,628
Personnel expenses	(4,727,082)	(845,496)	(291,723)	(955,370)	(92,196)	(155,896)	(176,863)	(7,244,626)
Administration expenses	(3,021,386)	(390,281)	(151,734)	(762,197)	(126,406)	(162,545)	15,386	(4,599,163)
Depreciations and impairment of non-financial assets	(214,589)	(68,862)	(15,220)	(36,017)	(3,649)	(1,094)	(15,170)	(354,601)
Other operating expenses	(1,903,501)	(840,397)	(235,168)	(512,219)	(606)	(45,273)	(10,224)	(3,547,388)
Operating income	814,742	1,820,258	283,010	(775,343)	471,726	135,411	658,046	3,407,850
Income from associates and joint ventures	—	—	—	(860)	—	—	860	—
Income before taxes from continuing operations	814,742	1,820,258	283,010	(776,203)	471,727	135,411	658,905	3,407,850
Income tax	(182,624)	(374,075)	(75,110)	219,733	(148,837)	(63,484)	(190,578)	(814,975)
Net income for the year	632,118	1,446,183	207,900	(556,470)	322,890	71,927	468,327	2,592,875
Net income for the year attributable to parent company	608,665	1,446,183	207,900	(556,470)	322,890	71,927	466,474	2,567,569
Net income for the year attributable to non-controlling interest	23,453	—	—	—	—	—	1,853	25,306
Total other comprehensive income	(29,924)	238,905	233,166	404	(1,078)	—	21,416	462,889
Other comprehensive income attributable to parent company	(29,924)	238,905	233,166	404	(1,078)	—	20,940	462,413
Other comprehensive income attributable to non-controlling interest	—	—	—	—	—	—	476	476
Total Comprehensive income	602,194	1,685,088	441,066	(556,066)	321,812	71,927	489,743	3,055,764
Total comprehensive income attributable to parent company	578,741	1,685,088	441,066	(556,066)	321,812	71,927	487,414	3,029,982
Total comprehensive income attributable to non-controlling interest	23,453	—	—	—	—	—	2,329	25,782

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

 (Expressed in thousands of pesos)

	Retail Banking	Corporate Banking	Treasury	Consumer	Insurance	Adm. MF and other segments	Adjustments	Total as of 12.31.2017
Asset by segments
Cash and due from banks	2,799,066	260,107	7,971,173	73,304	3,012	239	(9,098)	11,097,803
Debt securities at fair value through profit or loss	—	—	11,030,208	75,843	—	—	298,235	11,404,286
Loans and other financing	21,767,442	30,670,806	2,284,475	7,523,061	95,467	17,314	(1,914,521)	60,444,044
Other Assets	419,533	10,894	5,243,548	1,179,851	479,920	189,028	1,733,513	9,256,287
Total Assets	24,986,041	30,941,807	26,529,404	8,852,059	578,399	206,581	108,129	92,202,420

Liabilities by segments
Deposits	35,234,273	4,615,245	16,026,236	704,820	—	—	(171,889)	56,408,685
Financing received from the Argentine Central Bank and others financial institutions	6,514	2,753,100	615,784	191,846	—	—	(42,977)	3,524,267
Unsubordinated Negotiable obligations	—	—	6,433,789	1,911,452	—	—	243,729	8,588,970
Other liabilities	3,411,446	857,822	5,020,778	4,190,400	225,490	86,982	(4,632,588)	9,160,330
Total Liabilities	38,652,233	8,226,167	28,096,587	6,998,518	225,490	86,982	(4,603,725)	77,682,252

	Retail Banking	Corporate Banking	Treasury	Consumer	Insurance	Adm. MF and other segments	Adjustments	Total as of 12.31.2017
Result by segments
Interests income	6,319,060	3,676,833	859,886	3,334,323	3,702	—	(284,643)	13,909,161
Interest Expense	(1,604,130)	(181,169)	-2,806,896	(1,045,737)	—	(11)	282,989	(5,354,954)
Distribution of results by Treasury	1,172,277	(2,313,053)	1,140,776	—	—	—	—	—
Net interest income	5,887,207	1,182,611	-806,234	2,288,586	3,702	(11)	(1,654)	8,554,207
Services Fee Income	2,371,489	468,323	17,402	1,182,782	—	204,818	(382,189)	3,862,625
Services Fee Expenses	(513,457)	(23,897)	(17,655)	(527,629)	—	—	456,986	(625,652)
Income from insurance activities	—	—	—	—	375,443	—	103,568	479,011
Net Service Fee Income	1,858,032	444,426	-253	655,153	375,443	204,818	178,365	3,715,984
Subtotal	7,745,239	1,627,037	-806,487	2,943,739	379,145	204,807	176,711	12,270,191

Net income from financial instruments at fair value through profit or loss	15,201	0	1,766,394	(276,376)	90,657	25,926	573,170	2,194,972
Exchange rate difference on gold and foreign currency	151,538	(43,337)	135,118	3,395	—	787	3,257	250,758
Financial and holding result	166,739	(43,337)	1,901,512	(272,981)	90,657	26,713	576,427	2,445,730
Other operating income	676,678	217,886	52,465	554,888	2,028	1,846	(180,308)	1,325,483
Loan loss provisions	(788,372)	(157,896)	(3,751)	(1,000,704)	—	—	21,957	(1,928,766)
Net operating income	7,800,284	1,643,690	1,143,739	2,224,942	471,830	233,366	594,787	14,112,638
Personnel expenses	(3,560,993)	(659,700)	(243,699)	(754,876)	(67,553)	(37,158)	(31,280)	(5,355,259)
Administration expenses	(2,179,951)	(273,644)	(129,415)	(706,285)	(85,384)	(11,767)	20,475	(3,365,971)
Depreciations and impairment of non-financial assets	(182,573)	(40,331)	(47,307)	(30,456)	(1,866)	(61)	(539)	(303,133)
Other operating expenses	(1,598,732)	(416,732)	(142,703)	(383,112)	(975)	(8,327)	(25,916)	(2,576,497)
Operating income	278,035	253,283	580,615	350,213	316,052	176,053	557,527	2,511,778
Result from associates and joint ventures	—	—	—	4,749	—	—	(4,749)	—
Income before taxes from continuing operations	278,036	253,283	580,614	354,962	316,053	176,053	552,776	2,511,778
Income tax	(69,325)	(83,549)	(218,583)	(121,755)	(110,744)	(61,291)	(364)	(665,611)
Net Income for the year	208,711	169,734	362,031	233,207	205,309	114,763	552,412	1,846,167
Net income for the year attributable to parent company	208,711	169,734	362,031	233,207	205,309	114,763	526,086	1,819,841
Net income for the year attributable to non-controlling interest	—	—	—	—	—	—	26,326	26,326
Total other comprehensive income	27,401	30,846	11,314	—	25,499	—	(36,392)	58,668
Other comprehensive income attributable to parent company	27,401	30,846	11,314	—	25,499	—	(36,472)	58,588
Other comprehensive income attributable to non-controlling interest	—	—	—	—	—	—	80	80
Total comprehensive income	236,111	200,580	373,345	233,207	230,808	114,763	516,021	1,904,835
Total comprehensive income attributable to parent company	236,111	200,580	373,345	233,207	230,808	114,763	489,615	1,878,429
Total comprehensive income attributable non-controlling interest	—	—	—	—	—	—	26,406	26,406

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

5. INCOME TAX

On December 29, 2017, the National Executive enacted Law 27430 — Income Tax. Such law has introduced several changes in the treatment of income tax which components are as follows:

Income tax rate: Income tax rate for Argentine corporations will be gradually reduced from 35% to 30% for financial years starting on January 1, 2018 to December 31, 2019 and to a 25% for financial years starting and including on January 1, 2020.

Dividend tax: A tax on dividends or distributed earnings, among others, from Argentine corporations to human persons, undivided inheritance, foreign beneficiaries, subject to the following conditions: (i) dividends resulting from income generated during financial years starting on January 1, 2018 until December 31, 2019 shall be subject to a 7% withholding and (ii) dividends resulting from income produced in financial years starting as from January 1, 2020 on shall be subject to a 13% withholding.

Dividends generated by beneficiaries until the previous financial year starting as from January 1, 2018 will remain subject to, for all beneficiaries of such dividends, the 35% withholding over the amount exceeding distributable untaxed accrued earnings (transition period of the equating tax).

Withholding updating: Acquisitions or investments carried out over the course of financial years starting on January 1, 2018, will be updated based on percentage changes released by the Index of Minimum Wholesale Prices (IMWP) provided by the National Statistics and Census Institute, situation that shall increase the deductible amortization and its computable cost in the case of sale.

The following table reconciles the statutory income tax rate in Argentina to the Group’s effective tax rate ended on December 31, 2018 and 2017 is as follows:

	12/31/2018	12/31/2017
Current income tax	990,860	817,884
Income tax — deferred method	(175,886)	(152,273)
Income tax allotted in the Income Statement	814,975	665,611
Income tax allotted in Other comprehensive income	149,771	16,594
Total Income Tax Charge	964,746	682,205

The following is a reconciliation between the income tax charged to income as of December 31, 2018 and 2017 and that which would result from applying the current tax rate on accounting profit:

	12/31/2018	12/31/2017
Result of financial year before income tax	3,407,850	2,511,778
Tax rate in force	30%	35%
Result of financial year at tax rate	1,022,355	879,122
Permanent differences at tax rate
- Contributions to Retirement Insurance	29,042	1,095
- Valuation of mutual funds	1,776	2,774
- Losses from previous years	(33,422)	(119,337)
- Donations and other non-deductible expenses	(210,311)	(18,187)
- Results not taxed	5,535	(79,856)
Specified tax	814,975	665,611

5.1       Deferred tax

The net position of the deferred tax is as follows:

	12/31/2018	12/31/2017	01/01/2017
Deferred tax assets	519,231	489,175	353,497
Deferred tax liability	(172)	—	—
Net assets by deferred tax	519,059	489,175	353,497

Deferred taxes to be recovered in more than 12 months	835,447	699,455	487,701
Deferred taxes to be recovered in 12 months	71,189	5,895	13,140
Subtotal - Deferred tax assets	906,636	705,350	500,841
Deferred taxes to be paid in more than 12 months	(318,661)	(199,920)	(147,344)
Deferred taxes to be paid in 12 months	(68,916)	(16,255)	—
Subtotal - Deferred tax liabilities	(387,577)	(216,175)	(147,344)
TOTAL NET ASSETS FOR DEFERRED TAX	519,059	489,175	353,497

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

Following is the movement in assets and liabilities for deferred tax as of December 31, 2018 and 2017:

Detail	Balance at 12/31/2017	Position in Result of the year	Position in Other comprehensive results	Balance atl 12/31/2018
Shelters	13,359	(1,221)	—	12,138
Miscellaneous Goods	(6,310)	7,691	—	1381
Financial Trusts	(5,862)	22,505	(31,782)	(15,139)
Guarantee	3,782	(3,782)	—	—
Organization and development expenses	(14,423)	(20,153)	—	(34,576)
Intangible assets	19,546	(22,096)	(1,381)	(3,931)
Investments	1,719	(7,275)	265	(5,291)
Others	—	3,257	(478)	2,779
Retirement plans	179,484	(121,975)	—	57,509
Allowances for eventual commitments	254	306	—	560
Allowances for loan losses	213,231	437,216	—	650,447
Customer loyalty programs	15,358	(15,358)	—	—
Property, plant and equipment	(99,149)	(18,744)	(148,619)	(266,512)
Vacations Provision	79,649	(79,649)	—	—
Valuation Foreign Currency	(53,714)	(28,223)	—	(81,937)
Sale and replacement	33,054	(1,272)	—	31,782
Provisions for liabilities	12,995	(2,230)	—	10,765
Loan origination costs	54,462	(54,462)	—	—
Losses	(1,039)	160,123	—	159,084
Loans to employees	42,779	(42,779)	—	—
Total	489,175	211,879	(181,995)	519,059

Detail	Balance at 01/01/2017	Position in Result of the year	Position in Other comprehensive results	Balance at 12/31/2017
Shelters	1947	11,412	—	13,359
Miscellaneous Goods	(25,628)	19,318	—	(6,310)
Financial Trusts	(1674)	(4,188)	—	(5,862)
Guarantee	3,189	593	—	3,782
Organization and development expenses	(16,742)	2,319	—	(14,423)
Intangible assets	16,183	3,362	—	19,546
Investments	2,843	3,813	(4,937)	1,719
Retirement plans	101,509	77,975	—	179,484
Allowances for eventual commitments	12,887	(12,633)	—	254
Allowances for loan losses	206,921	6,308	—	213,231
Customer loyalty programs	15,432	(74)	—	15,358
Property, plant and equipment	(87,397)	(47,637)	35,885	(99,149)
Vacations Provision	74,765	4,884	—	79,649
Valuation Foreign Currency	(7,186)	(46,528)	—	(53,714)
Sale and replacement	10,199	22,855	—	33,054
Provisions for liabilities	356	12,639	—	12,995
Loan origination costs	16,772	37,690	—	54,462
Losses	—	(1,039)	—	(1,039)
Loans to employees	29,121	13,658	—	42,779
Total	353,497	104,729	30,948	489,175

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

According to the analysis carried out by the Group, it is considered that the assets detailed above meet the requirements to be considered recoverable and thus perform the corresponding recognition.

6. FINANCIAL INSTRUMENTS

The portfolio of financial instruments held by the Group is detailed below, as of December 31, 2018 and 2017, and January, 1 2017:

Instrument portfolio as of 12/31/2018	Fair value - PL	Amortized Cost	Fair value - OCI	Total
Assets
- Debt securities at fair value through profit or loss	15,112,115	—	—	15,112,115
- Derivatives	15,924	—	—	15,924
- Other financial assets	15,069	1,700,465	—	1,715,534
- Loans and other financing	—	78,791,903	—	78,791,903
- Other debt securities	—	4,198,548	112,547	4,311,095
- Financial assets in guarantee	1,882,600	124,617	—	2,007,217
- Investments in Equity Instruments	1,603	—	8,801	10,404
Total Assets	17,027,311	84,815,533	121,348	101,964,192
Liabilities
-Liabilities at fair value through profit or loss	268,086	—	—	268,086
-Derivates	94,222	—	—	94,222
- Other financial liabilities	2,907,704	1,360,697	—	4,268,401
- Financing received from the Argentine Central Bank and other financial institutions	14,966	8,018,256	—	8,033,222
- Unsubordinated Negotiable obligations	—	9,307,171	—	9,307,171
-Subordinated Negotiable Obligations	—	1,383,817	—	1,383,817
Total Liabilities	3,284,978	20,069,941	—	23,354,919

Instrument portfolio as of 12/31/2017	Fair value - PL	Amortized Cost	Fair value - OCI	Total
Assets
- Debt securities at fair value through profit or loss	11,404,286	—	—	11,404,286
- Derivatives	26,916	—	—	26,916
- Repo transactions	—	3,349,822	—	3,349,822
- Other financial assets	943,725	670,719	—	1,614,444
- Loans and other financing	—	60,444,044	—	60,444,044
- Other debt securities		359,165	32	359,197
- Financial assets in guarantee	1,182,220	119,017	—	1,301,237
- Investments in Equity Instruments	38,735	—	7,918	46,653
Total Assets	13,595,882	64,942,767	7,950	78,546,599
Liabilities
- Other financial liabilities	2,672,833	1,227,041	—	3,899,874
- Financing received from the Argentine Central Bank and other financial institutions	50,105	3,474,162	—	3,524,267
- Unsubordinated Negotiable obligations		8,588,970	—	8,588,970
- Subordinated negotiable obligations	—	685,873	—	685,873
Total Liabilities	2,722,938	13,976,046	—	16,698,984

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

Instrument portfolio as of 01/01/2017	Fair value - PL	Amortized Cost	Fair value - OCI	Total
Assets
- Debt securities at fair value through profit or loss	424,708	—	—	424,708
- Derivatives	28,304	—	—	28,304
- Other financial assets	354,153	1,604,791	—	1,958,944
- Loans and other financing	—	38,752,149	—	38,752,149
- Other debt securities	—	724,477	1,339,371	2,063,848
- Financial assets in guarantee	1,361,663	103,366	—	1,465,029
- Investments in Equity Instruments	1,895	734	734	3,363
Total Assets	2,170,723	41,185,517	1,340,105	44,696,345
Liabilities
- Repo transactions	—	590,891	—	590,891
- Other financial liabilities	2,398,955	357,084	—	2,756,039
- Financing received from the Argentine Central Bank and other financial institutions	4,966	1,710,704	—	1,715,670
- Unsubordinated Negotiable obligations	—	2,049,074	—	2,049,074
- Subordinated negotiable obligations	—	1,378,758	—	1,378,758
Total Liabilities	2,403,921	6,086,511	—	8,490,432

7. FAIR VALUES

7.1       Fair Value of Financial Instruments

The Group classifies fair values of financial instruments in a three level hierarchy according to the quality of the data utilized for such classification.

Fair Value level 1:  The fair value of financial instruments in active markets (such as publicly negotiated derivatives, negotiable or available investments for sale) is based on market quoted prices as of report period date. The market prices used in financial assets held by the Group accounts for the current purchase price. These instruments are included in level 1.

Fair Value level 2: The fair value of financial instruments which are not negotiated in active markets, such as over-the-counter derivatives, is determined by valuation techniques that maximize the use of observable information and relies the least possible on specific estimates of the Group. If all variables necessary for the definition of the fair value of a financial instrument are observable variables, such instrument is included in level 2.

Fair Value level 3: If one or more relevant variables are not based on market observable information, the instrument is included in level 3.

The financial instruments of the group measured at fair value as of December 31, 2018 and 2017 and January 1, 2017 are detailed below:

Instrument portfolio as of 12/31/2018	FV level 1	FV level 2	FV level 3
Assets
- Debt securities at fair value through profit or loss	3,745,222	11,366,893	—
- Derivatives	15,924	—	—
- Other financial assets	15,069	—	—
- Other debt securities	112,547	—	—
- Financial assets in guarantee	1,882,600	—	—
- Investments in Equity Instruments	1,603	8,801	—
Total Assets	5,772,965	11,375,694	—
Liabilities
- Liabilities at fair value through profit or loss	268,086	—	—
- Derivatives	—	94,222	—
- Other financial liabilities	2,907,704
- Financing received from the Argentine Central Bank and other financial institutions	14,966	—	—
Total Liabilities	3,190,756	94,222	—

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

Instrument portfolio as of 12/31/2017	FV level 1	FV level 2	FV level 3
Assets
- Debt securities at fair value through profit or loss	10,911,616	492,670	—
- Derivatives	26,916	—	—
- Other financial assets	943,725	—	—
- Other debt securities	32	—	—
- Financial assets in guarantee	1,182,220	—	—
- Investments in Equity Instruments	38,735	7,918	—
Total Assets	13,103,244	500,588	—
Liabilities
- Other financial liabilities	2,672,833	—	—
- Financing received from the Argentine Central Bank and other financial institutions	50,105	—	—
Total Liabilities	2,722,938	—	—

Instrument portfolio as of 01/01/2017	FV level 1	FV level 2	FV level 3
Assets
- Debt securities at fair value through profit or loss	424,708	—	—
- Derivatives	28,304	—	—
- Other financial assets	354,153	—	—
- Other debt securities	1,339,371	—	—
- Financial assets in guarantee	1,361,663	—	—
- Investments in Equity Instruments	1,895	734	—
Total Assets	3,510,094	734	—
Liabilities		—	—
- Other financial liabilities	2,398,955	—	—
- Financing received from the Argentine Central Bank and other financial institutions	4,966	—	—
Total Liabilities	2,403,921	—	—

Valuation Techniques

Valuation techniques to define Fair Values include the following:

•        Market prices or quotations of similar instruments.

•        Definition of estimated current value of the instruments.

All fair value calculations are included in level 2. To such ends, the Entity utilizes valuation techniques through spot rate curves which calculate the yield upon market prices. They are detailed below:

• Interpolation model: It consists of the determination of the value of financial instruments that do not have a market price at the closing date, based on the quotations of assimilable species (both in terms of issue, currency, and duration) in the active market ( MAE, Bolsar or secondary) through the linear interpolation of them. This technique has been used by the Entity to determine the fair value of the instruments issued by the BCRA and Treasury Bills without quotation at the end of this period.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

• Performance Curve Model under Nelson Siegel: This model proposes a continuous function to model the trajectory of the instant forward interest rate considering as a domain the term comprised until the next interest and / or capital payment. It consists in the determination of the price of a species by means of a model of risk value at theoretical price, estimating for this the volatility through market curves. The Entity has used this model to estimate prices in negotiable obligations or adjustable species by BADLAR rate or inflation.

Pursuant to IFRS, in general terms, the residual value calculated for instruments at the beginning is given by the transaction price. If the transaction price differs from certain fair value, such difference will be recognized in the Income Statement in a proportional manner during the instrument duration.  As of December 31, 2018, no differences have been recorded with respect to the previous year.

7.2 Fair Value of Other Financial Instruments

The Group has financial instruments that are not valued at fair value. For most of them, the fair value does not differ substantially from its residual value, because the interest rate to pay or collect is similar to the market rates, or the instrument is of short duration. The following substantial differences were found at year end:

Other Financial Instruments as of 12/31/2018	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
-Cash and deposits in Banks	33,677,154	33,677,154	33,677,154	—	—
-Other financial assets	1,700,465	1,700,465	1,700,465	—	—
-Loans and other financing	78,791,903	90,052,089		—	90,052,089
- Other Debt Securities	4,198,548	4,203,711	4,203,711	—	—
-Financial assets in guarantee	124,617	124,617	124,617	—	—
	118,492,687	129,758,035	39,705,947	—	90,052,089
Financial Liabilities
-Deposits	94,906,014	94,667,583		—	94,667,583
-Other financial liabilities	1,360,697	1,360,697	1,360,697	—	—
-Finances received from the Argentine Central Bank and other financial institutions	8,018,256	6,587,763	34,489	—	6,553,274
- Unsubordinated Negotiable obligations	9,307,171	7,952,052	7,952,052	—	—
- Subordinated Negotiable Obligations	1,383,817	1,371,488	1,371,488	—	—
	114,975,955	111,939,583	10,718,726	—	101,220,857

Other Financial Instruments as of 12/31/2017	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
-Cash and deposits in Banks	11,129,475	11,129,475	11,129,475	—	—
-Other financial assets	11,607,246	11,609,195	11,609,195	—	—
-Loans and other financing	57,473,574	62,873,349	—	—	62,873,349
- Other Debt Securities	6,582,740	6,583,278	6,583,278	—	—
	86,793,035	92,195,296	29,321,948	—	62,873,349
Financial Liabilities
-Deposits	56,487,027	56,375,281	—	—	56,375,281
-Other financial liabilities	3,058,053	3,058,053	3,058,053	—	—
-Finances received from the Argentine Central Bank and other financial institutions	10,136,152	10,136,152	3,820,334	—	6,315,818
- Unsubordinated Negotiable obligations	8,307,202	8,307,202	8,307,202	—	—
- Subordinated Negotiable Obligations	685,873	675,077	675,077	—	—
	78,674,307	78,551,764	15,860,666	—	62,691,099

Other Financial Instruments as of 01/01/2017	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
-Cash and deposits in Banks	8,166,132	8,166,132	8,166,132	—	—
-Other financial assets	2,360,044	2,351,580	2,351,580	—	—
-Loans and other financing (1)	36,424,364	39,141,141	—	—	39,141,141
- Other Debt Securities	3,772,576	3,788,752	3,769,791	—	18,961
	50,723,116	53,447,605	14,287,503	—	39,160,102
Financial Liabilities
-Deposits	35,897,864	35,846,634	—	—	35,846,634
-Other financial liabilities	2,182,228	2,182,228	2,182,228	—	—
-Finances received from the Argentine Central Bank and other financial institutions	4,547,898	4,547,898	627,331	—	3,920,567
- Unsubordinated Negotiable obligations	1,966,936	1,976,053	1,976,053	—	—
- Subordinated Negotiable Obligations	1,378,758	1,402,297	1,402,297	—	—
	45,973,684	45,955,110	6,187,909	—	39,767,201

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

7.3 Fair Value of Equity instruments

The following are the equity instruments measured at Fair Value with changes in Other Comprehensive Results at the close of the fiscal years ended on December 31, 2018 and 2017:

	FV at 12/31/2017	Transfers to OCI	FV at 12/31/2018

MAE	4,610	—	4,610
SEDESA	1,614	—	1,614
COELSA	919	—	919
PROVINCANJE	272	—	271
CUYO AVAL SGR	222	677	899
ARGENCONTROL	125	—	125
LOS GROBO SGR	68	141	209
IEBA SA	61	—	61
Other SGR	28	65	93
Total	7,919	883	8,801

	FV at 01/01/2017	Transfers to OCI	FV at 12/31/2017

MAE	61	4,549	4,610
SEDESA	39	1,575	1,614
COELSA	54	865	919
PROVINCANJE	503	(232)	271
CUYO AVAL SGR	10	212	222
ARGENCONTROL	25	100	125
LOS GROBO SGR	—	68	68
IEBA SA	—	61	61
Other SGR	42	(14)	28
Total	734	7,184	7,918

8. FINANCE LEASES

The following is a breakdown of the maturities of the Group’s leases receivable and of the current values as of December 31, 2018 and 2017:

Receivable royalties	12/31/2018	12/31/2017
Up to 1 year	1,708,103	1,340,810
More than a year up to two years	1,321,057	1,099,218
From two to three years	745,486	695,119
From three to five years	442,841	421,901
More than five years	9,396	5,944
Residual values	4,226,882	3,562,991
Unearned financial income	(881,198)	(1,090,704)
Net investment of financial leases	3,345,684	2,472,287

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

Canons charged for operating leases	12/31/2018	12/31/2017
Up to 1 year	2,402	—
More than a year up to two years	2,402	—
From two to three years	1,414	—
Residual values	6,218	—

As of December 31, 2018 and 2017, the balance of allowances for uncollectibility risk associated with financial leases amounts to 54,901 and 25,356, respectively.

9. TRANSFER OF FINANCIAL ASSETS

When the Group carries out a transfer of financial assets under an agreement that meets all requirements to withdraw such assets but retains the right to service the financial assets for a fee assets or liabilities from the commission under such agreement are recognized.

Upon the withdrawal of a financial asset, the difference between the book value and the earning received is expensed against results.

(a)         Transfers that do not qualify for derecognition

The following is a detail of the financial assets transferred by the Group that continue to be recognized in its consolidated financial statements as of December 31, 2018 and 2017:

	12/31/2018	12/31/2017
Securitized Personal Loans
Asset	770,104	1,345,522
Liabilities	537,697	900,544
Transfers of receivables with recourse
Asset	141,243	570,803
Liabilities	74,073	676,742

(b)         Transfers of financial assets that qualify for derecognition

The Group makes, in certain opportunities, non-recourse portfolio sales. In these cases, the Group has not retained any substantial risk or reward regarding the transferred portfolio, and therefore, such portfolio meets derecognition requirements.

10. DERIVATIVES

As of December 31, 2018 and 2017 and January 1, 2017, the following balances were recorded for operations related to derivative financial instruments:

	12/31/2018	12/31/2017	01/01/2017
Debtor balances linked to foreign currency forward transactions settled in pesos	2,519	25,056	27,380
Debtor balances linked to foreign currency forward transactions	13,405	1,860	924
Total	15,924	26,916	28,304

	12/31/2018	12/31/2017	01/01/2017
Credit balances for forward transactions in foreign currency payable in pesos	94,222	—	—
Total	94,222	—	—

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

Futures and forwards, without delivery of the underlying asset:

Futures with underlying currency: Includes trading transactions of forward foreign currency indices without delivery of the underlying asset, carried out in the Mercado Abierto Electrónico (MAE) and in the Term Market of Rosario (ROFEX). The general settlement method for these operations is carried out daily, in pesos, by the difference between the closing price of the underlying asset and the same price of the previous day (or the agreed price), the difference being charged to the results of every exercise.

Date Contract expiration	Type of contract	USD amount	Total in national currency
01/31/2019	Purchase	9,548,000	378,769
07/31/2019	Purchase	13,000,000	635,570
Total as of December 31, 2018		22,548,000	1,014,339
Total as of December 31, 2017		27,500,000	568,290
Total as of January 1, 2017		25,400,000	448,123

Date Contract expiration	Type of contract	USD amount	Total in national currency
02/28/2019	Sale	70,000	2,882
03/29/2019	Sale	3,438,000	146,796
Total as of December 31, 2018		3,508,000	149,678
Total as of December 31, 2017		157,000,000	3,033,576
Total as of January 1, 2017		17,000,000	284,252

Date Contract expiration	Type of contract	USD amount	Total in national currency
-	Sale	—	—
Total as of December 31, 2018		—	—
Total as of December 31, 2017		2,398	59,134
Total as of January 1, 2017		360	6,587

Forwards with underlying currency and gold

They include arranged transactions of purchase and sale of foreign currency and gold with clients and financial entities from abroad without delivery of the underlying asset. The settlement of these transactions is made at the expiration of the operation, by the difference between the agreed price of the underlying asset and the price of said asset on the contract expiration date, with the difference being imputed to the results of each year.

Date Contract expiration	Type of contract	USD amount	Total in national currency
	Purchase	—	—
Total as of December 31, 2018		—	—
Total as of December 31, 2017		—	—
Total as of January 1, 2017		6,000	100

Date Contract expiration	Type of contract	USD amount	Total in national currency
01/17/2019	Sale	4,200,000	163,156
01/25/2019	Sale	6,200,000	243,753
01/31/2019	Sale	11,739,004	465,686
02/28/2019	Sale	2,430,882	100,079
03/31/2019	Sale	562,000	23,996
07/22/2019	Sale	13,000,000	630,595
Total as of December 31, 2018		38,131,886	1,627,265
Total as of December 31, 2017		1,800,000	34,110
Total as of January 1, 2017		1,000,000	16,260

Date Contract expiration	Type of contract	EUROS amount	Total in national currency
01/31/2019	Sale	147,000	6,669
Total as of December 31, 2018		147,000	6,669

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

Date Contract expiration	Type of contract	EUROS amount	Total in national currency
Total as of December 31, 2017		1,100,000	25,058
Total as of January 1, 2017		1,500,000	25,709

Accrued balances pending settlement are disclosed under Derivative Instruments - Assets or Derivative Instruments - Liabilities, as applicable.

The results generated in the years ended December 31, 2018 and 2017 for the operation with this type of instruments amount to $ 95,179 and $ 80,929, respectively.

The objective pursued with the operation of futures and forwards in foreign currency is to obtain profitability by the exposure of assets and liabilities in foreign currency.

11. REPO TRANSACTIONS

The Group holds repo operations, which enable cash sales of securities with the relevant effectiveness of its forward purchase operation, thus substantially keeping all risks and benefits related to instruments, while recognizing them in its Financial Position Statement as of financial year closing as a result of not applying Section 3.3 (Derecognition of Financial Assets) of IFRS 9 “Financial Instruments”.

The prices of the forward sale are valued according to the quotation of the securities at the closing date, corresponding to the difference between the settlement price and the closing price of the accrued premium, in favor or against, as the case may be.

As of December 31, 2018, the Group did not have current transfer operations. The residual values of assets transferred in passive operations as of December 31, 2017 and January 1, 2017 are detailed below:

Repo transactions:

Species	Type of contract	Expiration date	Term	Nominal value	Value at closing
Total as of December 31, 2018				—	—
Total as of December 31, 2017				4,100,000,000	3,349,822
Total as of January 1, 2017				—	—

Repo transactions:

Species	Expiration Date	Term	Nominal Value	Value at closing
Total as of December 31, 2018				—
Total as of December 31, 2017				—
I04E7 LEBAC INT	01/02/2017	3	300,000,000	299,184
I15F7 LEBAC INT	01/02/2017	3	300,000,000	291,707
Total as of January 1, 2017			600,000,000	590,891

12. EARNING PER SHARE

Earnings per share are calculated by dividing income attributable to the Group´s shareholders by the weighted average number of outstanding common shares during the period. As the Group does not have preferred shares or debt convertible into shares, basic earnings are equal to diluted earnings per share.

	12/31/2018	12/31/2017
Income attributable to shareholders of the group	2,567,569	1,819,842
Weighted average of ordinary shares (thousands)	456,722	392,832
Income per share	5,62	4,63

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

13. NON - CONTROLLING INTEREST

The movements in the Group’s significant non-controlling interests as of December 31, 2018 and 2017 and January 1, 2017, were as follows:

	12/31/2018	12/31/2017	01/01/2017
Balance at the beginning	150,593	424,147	399,409
Share in the result of the exercise	25,306	26,325	24,738
Participation in ORI of the year	476	81	—
Purchase of minority shares	(110)	—	—
Other movements	(161,643)	(299,960)	—
Balance at closing	14,622	150,593	424,147

14.  POST EMPLOYMENT BENEFITS

Special termination arrangements are principally postemployment benefits that a group of eligible employees receive during the period between their effective termination date and their retirement age, when they voluntarily accepts an irrevocable termination arrangement.

As of December 31, 2018 and 2017 and January 1, 2017, the balances recorded for benefits from personnel retirement plans amounted to 396,082, 451,505 and 187,177, respectively. The amount of the year recognized as an expense with respect to retirement benefits for personnel as of December 31, 2018 and 2017 was 83,433 and 264,328, respectively.

The evolution during each period is detailed below:

	12/31/2018	12/31/2017	01/01/2017
Balance at the beginning	451,505	187,177	138,925
Additions	125,880	369,455	96,503
Benefits paid to participants	(181,303)	(105,127)	(48,251)
Balance at closing	396,082	451,505	187,177

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

15. PROPERTY, PLANT AND EQUIPMENT

Changes in property, plant and equipment for financial years ended on December 31, 2018 and 2017 and January 01, 2017 are as follows:

			Revaluation					Depreciation					Net carrying
Item	At the beginning of the year	Useful Life	Increase	Decrease	Additions	Additions by business combinations	Withdrawal	Accrued	Withdrawal	By business combinations	Of the year	At the end of the year	12/31/2018	12/31/2017	01/01/2017
Cost model
Land and Buildings	975	50	—	—	4,010	—	—	(625)	—	—	(1,105)	(1,730)	3,255	350	—
Furniture and fitting	126,909	10	—	—	41,646	2,925	(317)	(62,874)	—	(1,921)	(14,376)	(79,171)	91,992	64,035	60,675
Machinery and equipment	548,827	5	—	—	148,585	—	(11,162)	(297,462)	8,930	—	(121,888)	(410,420)	275,830	251,365	169,028
Vehicles	44,394	5	—	—	40,802	169	(11,804)	(17,300)	6,913	(45)	(11,466)	(21,898)	51,663	27,094	23,138
Properties acquired by financial leases	—	50	—	—	—	—	—	—	—	—	—	—	—	—	—
Furniture under financial lease	—	5	—	—	—	—	—	—	—	—	—	—	—	—	333
Other miscellaneous assets	15	5	—	—	—	—	—	(15)	—	—	—	(15)	—	—	—
Construction in progress	279,659	—	—	—	103,280	—	(131,675)	—	—	—	—	—	251,264	279,658	22,266
Revaluation model
Land and Buildings	619,069	50	567,044	—	—	—	—	(67,515)	—	—	(15,199)	(82,714)	1,103,399	551,555	510,754
Total	1,619,848	180	567,044	—	338,323	3,094	(154,958)	(445,791)	15,843	(1,966)	(164,034)	(595,948)	1,777,403	1,174,057	786,194

15.1 Revaluation of Property, Plant and Equipment

The following table reveals the following information related to the class of assets that have been recorded at their revalued value, as well as the book values that would have been recognized if the assets had been accounted for under the cost model:

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

			Adjustment for Revaluation - Accumulated ORI
Class Detail	Appraiser	Revaluation Date	Balance at the beginning of the year	Change of exercise	Balance at the end of the year	Amortization revaluation	Amount in books according to Cost model
Land and Buildings	Court of Appraisals of the Nation CM Engineering in Valuations Serinco Real Estate Report	12/31/2018	181,334	575,402	756,736	(6,398)	337,164
	Court of Appraisals of the Nation	06/30/2018	65,357	14,419	79,776	(703)	64,792
TOTALS			246,691	589,821	836,512	(7,101)	401,956

			Adjustment for Revaluation - Accumulated ORI
Class Detail	Appraiser	Revaluation Date	Balance at the beginning of the year	Change of exercise	Balance at the end of the year	Amortization revaluation	Amount in books according to Cost model
Land and Buildings	Court of Appraisals of the Nation CM Engineering in Valuations Serinco Real Estate Report	12/31/2017	119,688	83,191	202,879	(21,545)	344,518
TOTALS			119,688	83,191	202,879	(21,545)	344,518

The revaluation of the land and buildings owned by the entity shows a surplus of 567,044 and 83,191 as of December 31, 2018 and 2017, respectively, which added to its historic cost and net of revaluation depreciation, totals 1,103,399 and 551,555 for this active class, as of December 31, 2018 and 2017, respectively.

In fiscal year 2018, the sum of Pesos 567,044 is charged to Other Comprehensive Income (OCI).

16. INVESTMENT PROPERTIES

The movements in investment properties for the years ended December 31, 2018 and 2017 were as follows:

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

Item	At the Beginning of the year	Total useful life	Net gain per measurement to fair value	Additions	Disposals	Depreciation of the year	As of 12/31/2018
Measurement at cost
Rented properties	—	50	—	5,995	—	(473)	5,522
Measurement at fair value
Rented properties	198,371	50	208,983	—	(54)	—	407,300
TOTAL INVESTMENT PROPERTIES	198,371	—	208,983	—	(54)	—	412,822

Item	Beginning balance	Total useful life	Net gain per measurement to fair value	Additions	Disposals	As of 12/31/2017
Measurement at cost
Rented properties	481,529	50	16,920	14,294	(314,372)	198,371
TOTAL INVESTMENT PROPERTIES	481,529	—	16,920	14,294	(314,372)	198,371

The market value of investment properties valued at fair value as of December 31, 2018 and 2017 is 407,300 and 198,371, respectively, and was determined by independent professional appraisers.

The following figures are included in the results of the year for Investment Properties:

	12/31/2018	12/31/2017
Income derived from rents (rents charged)	3,979	23,566
Direct operating expenses of properties that generated income derived from rents	(4,585)	(3,290)
Result by measurement at fair value	208,983	16,920

The net result generated by the investment property as of December 31, 2018 and 2017 amounts to an income of 208,377 and 37,196 respectively, and is recognized in the captions “Other operating income”, “Administrative expenses” and “Other operating expenses”. in the consolidated comprehensive income statement.

Gains and losses on the sale of investment properties are included in the consolidated statement of comprehensive income.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

17. INTANGIBLE ASSETS

Intangible assets of the Group for fiscal years ended on December 31, 2018 and 2017 and January 01, 2017 are as follows:

						Depreciation
Item	At the beginning of the year	Total useful life	Additions	Additions by business combinations	Withdrawal	Accrued	Disposals	By business combinations	Of the year	At the End of the year	As of 12/31/2018	As of 12/31/2017	As of 01/01/2017
Measurement at cost
Goodwill	33,499	—	1,193,583	—	—	(2,394)	—	—	—	(2,394)	1,224,688	31,105	31,522
Brands	—	—	72,348	—	—	—	—	—	—	—	72,348	—	—
Licenses	3,996	3	26,449	1,638	—	(2,192)	—	(1,393)	(5,015)	(8,600)	23,483	1,805	2,236
Other intangible assets	532,322	—	605,683	—	(5,524)	(374,593)	—	—	(116,590)	(491,183)	641,298	157,728	88,629
TOTAL	569,817		1,898,063	1,638	(5,524)	(379,179)	—	(1,393)	(121,605)	(502,177)	1,961,817	190,638	122,387

Depreciation for the year is included in the line “Depreciation and devaluation of assets” in the statement of comprehensive income.

17.1 Goodwill impairment

The goodwills are assigned to the Group’s cash generating units on the basis of the operating segments.

	12/31/2018	12/31/2017	01/01/2017
Supervielle Seguros S.A.	1,130	1,130	1,130
Cordial Compañía Financiera S.A.	18,526	18,526	18,526
Banco Regional de Cuyo S.A.	2,556	2,556	2,556
InvertirOnline S.A.U. / InvertirOnline.Com Argentina S.A.U.	667,787	—	—
Micro Lending S.A.U.	525,796	—	—
Others	8,893	8,893	9,310
TOTAL	1,224,688	31,105	31,522

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

The recoverable amount of a cash generating unit is determined on the basis of use value calculations. These calculations use cash flow projections based on approved financial budgets covering a period of five years. Cash flows that exceed the five-year period are extrapolated using an estimated growth rate of 1%, which does not exceed the long-term average growth rate of each of the businesses involved.

The main key assumptions are related to marginal contribution margins. These were determined on the basis of past results, other external sources of information and their expectations of market development.

The discount rates used are the respective average cost of capital (“WACC”), which is considered a good indicator of the cost of capital. For each cash generating unit, where the assets are assigned, a specific WACC was determined considering the industry, the country and the size of the business. In 2011, the discount rates used were on average 10%.

The goodwill values recorded as of December 31, 2018 and 2017, have been tested as of the date of the financial statements and no adjustments for impairment have been determined as a result of the analyzes performed.

18. COMPOSITION OF THE MAIN ITEMS OF THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION AND COMPREHENSIVE INCOME

18.1 Debt securities at fair value through profit or loss

	12/31/2018	12/31/2017	01/01/2017
Goverment securities	3,732,263	1,555,767	193,619
Corporate securities	74,528	52,727	—
Securities issued by the Argentine Central Bank	11,305,324	9,795,792	231,089
	15,112,115	11,404,286	424,708

18.2 Other financial assets

Participation Certificates in Financial Trusts	10,947	3,595	—
Investments in Mutual Funds	655,562	680,865	1,185,637
Other investments	7,938	—	—
Receivable from spot sales peading settlament	4,122	22,669	4,745
Several debtors	549,664	583,259	651,612
Miscellaneous debtors for credit card operations	372,730	318,220	116,811
Debtors for collections	114,571	5,836	139
	1,715,534	1,614,444	1,958,944

18.3 Loans and other financing

To the non-financial public sector	32,802	32,607	4,306
To the financial sector	398,551	326,011	385,768
Overdrafts	4,740,509	3,616,843	3,219,731
Promisory notes	15,671,116	15,494,647	9,125,835
Mortgage loans	5,343,792	1,549,765	79,746
Automobile and other secured loans	1,540,329	313,724	66,040
Personal loans	19,024,837	16,812,818	13,270,195
Credit cards loans	9,210,204	7,966,037	5,082,803
Foreign trade Loans	18,896,869	11,215,752	3,322,524
Receivables from financial leases	3,400,585	2,497,643	1,528,254
Others	532,309	618,197	2,666,947
	78,791,903	60,444,044	38,752,149

18.4 Other debt securities

Negotiable obligations	2,560	3,636	36,503
Debt securities from Financial trusts	1,211	58,796	35,605
Goverment securities	4,307,292	296,733	1,991,740
Others	32	32	—
	4,311,095	359,197	2,063,848

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

18.5 Financial assets in guarantee

	12/31/2018	12/31/2017	01/01/2017
Securities pledged as collateral for repo transactions	—	—	590,266
Special guarantees accounts in the Argentine Central Bank	1,357,904	855,261	535,352
Deposits in guarantee	649,313	445,976	339,411
	2,007,217	1,301,237	1,465,029

18.6 Investment in subsidiaries, associates and joint ventures

Participation in Viñas del Monte	—	—	2,767
	—	—	2,767

18.7 Other non-financial assets

Other Miscellaneous assets	427,373	292,346	12,382
Loans to employees	131,581	85,334	151,514
Payments in advance	31,572	19,676	275
Works of art and collector’s pieces	4,483	3,739	3,455
Retirement insurance	127,931	—	—
Other non-financial assets	5,128	2,016	1,720
	728,068	403,111	169,346

18.8 Inventories

Technology, image and audio	52,983	83,938	16,443
Household and personal use items	9,501	18,644	13,299
Tools and accessories	209	460	191
Allowances for impairment	(1,038)	(376)	(368)
	61,655	102,666	29,565

18.9 Non-current assets held for sale

As of December 31, 2018, the Group has classified as non-current assets held for sale a truck in the amount of $ 2,800, since it assumes the irrevocable commitment to make its best commercial efforts to negotiate it at a reasonable sale price within the term of one year.

18.10 Deposits

Non-financial sector	11,105,477	6,171,661	2,587,253
Financial sector	25,236	15,702	11,344
Current accounts	6,687,156	5,679,805	4,355,508
Savings accounts	46,859,639	29,578,994	15,723,776
Time deposits and investments accounts	27,184,300	13,269,886	12,247,836
Others	3,044,206	1,692,637	935,257
	94,906,014	56,408,685	35,860,974

18.11 Liabilities at fair value through profit and loss

Liabilities for transactions in local currency	115,200	—	—
Liabilities for transactions in foreign currency	152,886	—	—
	268,086	—	—

18.12 Other financial liabilities

Amounts payable for spot transactions pending settlement	552,612	25,275	1,122
Collections and other operations on behalf of third parties	3,216,778	2,485,358	2,015,700
Fees accrued to pay	36,460	8,505	16,455
Financial guarantee contracts	36,572	339,253	231,129
Liabilities associated with the transfer of financial assets not derecognised	385,545	1,041,483	491,633
Others	40,434	—	—
	4,268,401	3,899,874	2,756,039

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

18.13 Financing received from the Argentine Central Bank and other financial institutions

	12/31/2018	12/31/2017	01/01/2017
Financing received from local financial entities	1,247,264	740,997	1,045,110
Financing received from international institutions	6,785,958	2,783,270	670,560
	8,033,222	3,524,267	1,715,670

18.14 Provisions

Social Security’s Provision	82,720	74,276	58,393
Various creditors	1,196	3,984	2,347
Tax and Legal Provision	288	325	961
Forecast for several contingencies	2,711	1,578	1,923
	86,915	80,163	63,624

18.15 Other non-financial liabilities

Payroll and social securities	2,274,800	1,773,761	1,323,374
Sundry creditors	1,621,254	1,256,476	572,633
Tax payable	1,138,559	583,044	517,907
Planned payment orders pending settlement	221,797	123,538	82,761
Revenue from contracts with customers	124,407	51,193	44,091
Contribution to the deposit guarantee fund	13,385	7,651	4,694
Other	10,143	6,046	—
	5,404,345	3,801,709	2,545,460

Deferred income associated with contracts with customers includes the liability for the customer loyalty program. The Bank estimates the value of the points assigned to customers in the Club Supervielle and Club My Points Programs, through the application of a mathematical model that considers assumptions about exchange rates, fair value of points redeemed depending on the combination of available products. and customer preferences, as well as the expiration of unused points. As of December 31, 2018, December 31, 2017 and January 1, 2017, the amounts of $ 124,407, $ 51,193 and $ 44,091, respectively, have been recorded for the points not redeemed.

The estimated use of the liability recorded at the end of this fiscal year is shown in the following table:

	Maturity
Concept	Up to 12 months	Up to 24 months	More than 24 months	Total
Revenue from contracts with customers	55,124	39,968	29,315	124,407

18.16 Interest income

	12/31/2018	12/31/2017
Interest on overdrafts	2,757,265	1,162,911
Interest on promissory notes	3,426,879	1,640,374
Interest on personal loans	8,942,060	6,789,814
Interest on promissory notes	2,537,413	1,076,056
Interest on credit card loans	2,830,999	2,005,974
Interest on mortgage loans	1,712,868	109,801
Interest on automobile and other secured loan	393,113	30,916
Interest from foreign trade and USD loans	984,947	361,112
Interest on financial leases	765,160	456,125
Others	1,065,764	276,078
Total	25,416,468	13,909,161

18.17 Interest expenses

Interest on current accounts deposits	4,520,100	637,696
Interest on time deposits	5,594,489	2,403,932
Interest on other liabilities from financial transactions	3,959,604	1,963,224
Interest from financing from financial sector	599,522	218,152
Others	280,385	131,950
Total	14,954,100	5,354,954

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

18.18 Net income from financial instruments at fair value through profit or loss

Income from corporate and government securities	1,881,719	959,491
Income from securities issued by the Argentine Central Bank	4,954,324	1,317,747
Derivatives	(1,251,240)	(82,266)
Total	5,584,803	2,194,972

18.19 Service fee income

	12/31/2018	12/31/2017
Commissions from deposit accounts	1,962,268	1,289,680
Commissions from credit and debit cards	1,811,390	1,556,117
Commissions from loans operations	246,366	187,015
Commissions from foreign trade	173,826	173,535
Commissions from miscellaneous operations	824,382	529,537
Others	103,758	126,741
Total	5,121,990	3,862,625

18.20 Service fee expenses

Commissions paid	1,112,961	606,613
Export and foreign currency operations	27,545	19,039
Total	1,140,506	625,652

18.21 Other operating income

Loans recovered and allowances reversed	272,670	167,932
Returns of risk funds	241,692	63,655
Sale of Property of use	216,971	20,830
Insurance Commissions	209,818	230,114
Rental from safety boxes	163,037	128,431
Commissions from trust services	7,368	68,289
Result from portfolio sale	—	34,933
Default interests	168,406	92,739
Others	572,344	518,560
Total	1,852,306	1,325,483

18.22 Personnel expenses

	12/31/2018	12/31/2017
Personnel expenses	1,694,031	1,332,238
Wages and social security charges	5,550,595	4,023,021
	7,244,626	5,355,259

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

18.23 Administration expenses

Directors’ and statutory auditors’fees	135,859	80,862
Other fees	1,361,965	888,040
Advertising and publicity	332,260	275,741
Taxes	875,529	638,832
Maintenance, security and services	1,043,026	823,448
Rent	384,430	251,973
Others	466,094	407,075
Total	4,599,163	3,365,971

18.24 Depreciation and impairment of non-financial assets

	12/31/2018	12/31/2017
Depreciation of property, plant and equipment (Note 15)	164,035	140,304
Depreciation of other non-financial assets	68,961	62,743
Amortization of intangible assets (Note 17)	121,605	99,825
Impairment of other-non financial assets	—	261
	354,601	303,133

18.25 Other operating expenses

Promotions related with credit cards	342,772	257,715
Turnover tax	2,324,183	1,555,067
Fair value on initial recognition of loans	305,421	261,597
Charges paid to National Social Security Administration (ANSES)	108,091	113,341
Losses on quota refund	66,344	62,044
Operational losses	35,324	26,469
Coverage services	38,143	29,201
Contributions made to deposit insurance fund	128,452	82,721
Others	198,658	188,342
Total	3,547,388	2,576,497

19. DIVIDENDS

On April 24, 2018, the Shareholders’ General Meeting approved the following distribution of retained earnings for $2,437,059.

•        Dividends in cash: 243,706.

•        Legal reserve: 18,589.

•        Other reserve: 2,174,764.

20. COMMITMENTS AND CONTINGENCIES

Operational lease commitments

The Group leases certain properties under operating non-cancelable rental contracts. The term of these contracts varies between one and five years and most are renewable at their expiration at market prices.

The total of the estimated future minimum lease payments for non-cancelable operational rental contracts is detailed below:

	12/31/2018	12/31/2017
Up to 1 year	446,403	225,024
More than 1 year and up to 5 years	667,524	452,863
More than 5 years	77,008	45,620
Total	1,190,935	723,507

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

Capital Commitments

During the financial year ended on December 31, 2018, the Group did not assume any significant capital commitments rather than those described in Note 10 as per Separate Financial Statements.

Contingencies and Provisions

Provisions for other contingencies to cover labor, legal, tax and other eventual effectiveness miscellaneous risks commitments have been estimated based on the available information and in accordance with the provisions of IFRS.

As of December 31, 2018 and 2017 and January 1, 2017, there were no contingent events entailing remote likelihood and which equity effects have not been recorded.

21. RELATED PARTY TRANSACTIONS

Related parties are those entities that hold direct, or indirectly through other entities, control over another and are controlled by the same entity or may affect significantly financial or operating decisions of the other entity.

The Group controls another entity when it has power over financial and operating decisions of other entities and in turn, receives benefits from such entity. In turn, the Group considers that its holds joint control when there is an agreement between parties regarding the control of a joint economic activity.

Finally, in those cases in which the Group may impact significantly on another entity, such impact results from the power to influence on financial and operating decisions of such entity rather than the power to control them. For the definition of such situations, both legal aspects and nature of the relation ships are taken into account.

Controlling Entities

Mr. Julio Patricio Supervielle is the main shareholder of the Groups, with registered address on  Bartolomé Mitre 434, 5th floor, Autonomous City of Buenos Aires. Julio Patricio Supervielle´s interest in the capital and votes of the Group as of December 31, 2018 amounts to the 35,43% and 69,40%, respectively. As of December 31, 2017 amounts to the 35,86% and 69,60%, respectively.

Subsidiaries

The related parties and the detail of the nature of their relationship are developed in Note 1.3.

See balances and transactions with related parties in Note 10 of the separate financial statements.

22. INCOME FROM INSURANCE ACTIVITIES

The composition of “Income from insurance activities” as of December 31, 2018 and 2017, is as follows:

Item	12/31/2018	12/31/2017
Accrued premiums	1,190,486	819,498
Accrued losses	(296,235)	(271,002)
Production expenses	(236,697)	(69,485)
Total	657,554	479,011

23. MUTUAL FUNDS

As of December 31, 2018 and 2017, Banco Supervielle S.A. is the depository of the Mutual Funds managed by Supervielle Asset Management S.A. In accordance with CNV General Resolution No. 622/13, below are the portfolio, net worth and number of units of the Mutual Funds mentioned earlier.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

Mutual Fund	Portfolio		Net Worth		Number of Units
	12/31/2018	12/31/2017	12/31/2018	12/31/2017	12/31/2018	12/31/2017
Premier Renta C.P. Pesos	5,383,139	2,818,379	5,373,434	1,906,561	1,475,029,312	310,154,313
Premier Renta Plus en Pesos	372,537	3,509,416	360,626	2,364,513	49,671,811	388,251,454
Premier Renta Fija Ahorro	3,351,833	8,224,617	3,275,490	5,466,840	136,640,472	304,239,464
Premier Renta Fija Crecimiento	43,644	332,811	43,322	222,822	4,369,322	23,616,268
Premier Renta Variable	159,411	213,338	146,952	141,002	8,130,311	8,180,868
Premier FCI Abierto Pymes	410,434	543,106	409,705	367,121	99,122,237	114,190,778
Premier Commodities	5,793	10,175	5,155	6,734	1,599,150	2,217,205
Premier Capital	180,572	458,836	180,362	308,040	67,052,867	129,624,410
Premier Inversión	179,267	890,882	179,023	602,213	888,100,323	3,590,757,014
Premier Balanceado	612,858	471,406	612,374	318,628	359,887,367	238,318,110
Premier Renta Mixta	58,586	—	58,557	—	44,863,120	—
Premier Renta Mixta en USD	471,329	3,513,817	4,695,131	2,297,195	13,892,155	110,928,210
Premier Performance en USD	2,372,279	—	2,360,235	—	62,805,294	—

24.                     CONTRIBUTION TO THE DEPOSIT INSURANCE SYSTEM

Law No. 24485 and Decree No. 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.

The National Executive Branch through Decree No. 1127/98 dated September 24, 1998, extended this insurance system to demand deposits and time deposits of up to Ps. 30 denominated either in pesos and/or in foreign currency. In May 2016, the amount was updated to Ps. 450, through Communication “A” 5943. Effective as of March, 1, 2019, by provision “A” 6654, the amount was updated to Ps. 1000.

This deposit does not include deposits made by other financial institutions (including fixed-term certificates acquired through secondary trading), deposits made by persons directly or indirectly related to the entity, deposits of securities, acceptances or guarantees and , demand deposits agreed at a rate higher than that periodically established by the BCRA on the basis of the daily survey carried out by said institution (*) and deposits and forward investments that exceed 1.3 times said rate or rate of reference plus 5 percentage points, whichever was greater (*). Also excluded are deposits whose ownership has been acquired via endorsement and deposits that offer additional incentives to the interest rate. The system has been implemented through the creation of a fund called “Deposit Guarantee Fund” (F.G.D.), which is managed by the company Seguros de Depósitos S.A. (SEDESA) and whose shareholders are the BCRA and the financial entities in the proportion determined for each one of them by the contributions made to said fund.

(*) Effective as of January 20, 2019, by provision of the “A” 6435, these exclusions are as follows: Demand deposits in which interest rates are agreed above the reference rates and deposits and investments that exceed 1.3 times that rate. The reference rates are periodically disseminated by the BCRA according to the moving average of the last five banking business days of the deposit rates that for fixed-term deposits of up to 100 (or its equivalent in other currencies), arise from the survey carried out by the Central Bank. said Institution.

25.                     RESTRICTED ASSETS

As of December 31, 2018 and 2017 and January 1, 2017, Grupo Supervielle’s following assets are restricted:

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

Item	12/31/2018	12/31/2017	01/01/2017
Loans and other financing
In guarantee of secured borrowings	—	28,075	133,372
Credit Line	—	—	45,490
	—	28,075	178,862

Other receivables from financial transactions
Special guarantee accounts in the Argentine Central Bank	1,357,904	855,261	535,351
Others included in debtors’ classification regulations	—	—	620
	1,357,904	855,261	535,971

Miscellaneous Receivables
Trust guarantee deposits	3,333	15,057	7,893
Guarantee deposits for currency forward transactions	282,207	245,550	114,820
Guarantee deposits for credit cards transactions	244,417	161,079	135,297
Other guarantee deposits (*)	113,904	26,294	21,316
Guarantee deposits for repo transactions	—	—	59,014
	643,861	447,980	338,340

(*)As of  December 31, 2018, December 31, 2017 and January 1, 2017, the obligation to set up a guarantee amounting to USD 1,000 securing commitments assumed by Banco Banex S.A. (currently absorbed by Banco Supervielle S.A.) as awardee of the former Banco San Luis S.A. —in its capacity as Financial Agent of that province as from August 1, 1996-, is recorded under this caption for a total of $1,000. These assets represent immobilized assets from the point of view of the prudential regulations established by the Argentine Central Bank

26.       FINANCIAL TRUSTS

The detail of the financial trusts in which Banco Supervielle S.A acts as Trustee or as Trustee is summarized below:

As Trustee:

Below is a detail of the financial trust where the Group acts as a trustee or as a settler:

Guarantee Management Trusts

Trustee: Banco Supervielle.

Financial trust	Indenture executed on	Due of principal obligation	Original principal amount	Principal balance	Beneficiaries	Settlers
Credimas	01/11/2013	12/26/2018	16,000	4,616	Banco Supervielle S.A.	Credimas S.A.
		01/24/2019	7,000	4,867
Asministration trust Interconnection 500 KV ET Nueva San Juan - ET Rodeo Iglesia	09/12/2018	12/09/2018, or until the termination of payment obligations through Disbursements (the “Extinction date”).	—	—

Diservel S.R.L., Ingenias S.R.L, Geotecnia (Inv. Calvente), Newen Ingenieria S.A., Ingiciap S.A., Mercados Energeticos, Diservel S.R.L.) and the suppliers of works, goods and services included in the Project.

						Interconexion Electrica Rodeo S.A.

On the occasion of the merger with the former Banco Regional de Cuyo S.A. carried out on November 1, 2010, the Entity took charge of the following trusts in which the former Regional Bank of Cuyo S.A. acted as trustee:

Mendoza Trust: In liquidation phase, since it has fulfilled the contract period, but is pending the completion of several acts that derive from the trustee. The liabilities recorded as of December 31,2018, mainly originating from the exclusion of assets, amount to 19,687 and have been backed by assets in trust (loans, other miscellaneous loans, and other non-financial assets, etc.) in the amount of 560,000. This trust will be liquidated following the procedures established by Law 24,441.

Luján Trust: The term of the contract has expired; therefore, Banco Supervielle S.A. has delivered all documentation related to the liquidation and has requested the final deregistration, before Dirección General de Rentas, from the turnover tax and as seals and turnover collection agent. Said entity has responded positively to the aforementioned request. Likewise, the final deregistration has been requested before A.F.I.P. As of these statements, no final deregistration certificate has been issued by said entity.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

As Settler

Publicly offered and listed financial trusts as of December 31, 2018 and December 31, 2017:

Supervielle Créditos Financial Trust

Assets in Trust: Personal Loans

Trustee: Equity TMF Trust Company (Argentina) S.A.

The following are financial trusts where Banco Supervielle S.A acts as settler as of December 31, 2018 and 2017:

		Value initially
Financial Trust	Set up on	assigned in trust	Securities issued
			Type	Amount		Type	Amount
Serie 96	09/19/2017	$236,867	VDF TV A	VN$	220,285	CP	VN$	16,581
			Mat: 06/20/19			Mat: 04/20/22
Serie 97	03/27/2018	$750,000	VDF TV A	VN$	712,500	CP	VN$	37,500
			Mat: 01/20/20			Mat: 03/20/20

Cordial Compañía Financiera Financial Trust

There are no financial trusts of these series in effect as of December 31, 2018. The following are financial trusts where Cordial Compañía Financiera S.A acts as settler as of December 31, 2017

Financial Trust	Set-ip on	Valor fideicomitido Inicial	Securities issued
			Certificados de participación	Títulos de deuda
Serie XIV	10/04/2016	266,322	58,591	207,731
Serie XV	03/07/2017	400,000	84,000	316,000
Serie XVI	04/07/2017	398,000	83,580	314,420
Serie XVII	05/17/2017	499,100	104,811	394,289
Serie XVIII	06/13/2017	500,000	105,000	395,000

Financial Trust Micro Lending S.A.U.

The following are financial trusts where Micro Lending S.A.U acts as settler:

Financial		Securitized	Issued Securities
Trust	Set-up on	Amount	Type	Amount			Amount		Type	Amount
III	06/08/2011	$39,779	VDF TV A Vto: 03/12/13	VN$	31,823	VDF B Vto: 11/12/13	VN $	6,364	CP Vto: 10/12/16	VN $	1,592
IV	09/01/2011	$40,652	VDF TV A Vto: 06/20/13	VN$	32,522	VDF B Vto: 10/20/13	VN $	6,504	CP Vto: 01/20/17	VN $	1,626
V	08/21/2014	$42,258	VDF TV A Vto: 09/20/15	VN$	33,807	VDF B Vto: 02/20/16	VN $	6,761	CP Vto: 05/20/18	VN $	1,690
VI	12/02/2014	$40,375	VDF TV A Vto: 12/20/15	VN$	32,300	VDF TV B Vto: 07/20/16	VN $	6,460	CP Vto: 07/20/18	VN $	1,615
VII	04/01/2015	$40,062	VDF TV A Vto: 08/20/16	VN$	32,851	VDF TV B Vto: 12/20/18	VN $	4,006	CP Vto: 07/20/18	VN $	3,205
VIII	07/24/2015	$59,173	VDF TV A Vto: 11/15/16	VN $	48,522	VDF TV B Vto: 05/15/17	VN $	8,284	CP Vto: 07/16/18	VN $	2,367
IX	05/18/2015	$58,606	VDF TV A Vto: 03/15/17	VN $	48,057	VDF TV B Vto: 10/16/17	VN $	7,033	CP Vto: 07/16/20	VN $	3,516
X	08/24/2015	$56,357	VDF TV A Vto: 07/20/17	VN $	46,213	VDF TV B Vto: 01/20/18	VN $	7,890	CP Vto: 10/20/20	VN $	2,254
XI	10/30/2015	$67,310	VDF TV A Vto: 09/15/17	VN $	55,194	VDF TV B Vto: 02/15/18	VN $	9,423	CP Vto: 01/15/21	VN $	2,693
XII	01/14/2016	$64,843	VDF TV A Vto: 11/15/17	VN $	58,358	VDF TV B Vto: 01/15/18	VN $	3,891	CP Vto: 05/17/21	VN $	2,594
XIII	05/13/2016	$69,988	VDF TV A Vto: 06/15/18	VN $	63,689	VDF TV B Vto: 08/15/18	VN $	3,499	CP Vto: 09/15/21	VN $	2,800
XIV	09/01/2016	$69,144	VDF TV A Vto: 06/15/18	VN $	62,230	VDF TV B Vto: 08/15/18	VN $	4,149	CP Vto: 11/15/21	VN $	2,766
XV	10/27/2016	$79,342	VDF TV A Vto: 10/15/18	VN $	67,758	VDF TV B Vto: 02/15/19	VN $	8,093	CP Vto: 01/15/22	VN $	3,491
XVI	01/10/2017	$88,354	VDF TV A Vto: 11/15/18	VN $	76,868	VDF TV B Vto: 02/15/19	VN $	7,598	CP Vto: 03/15/22	VN $	3,888
XVII	08/23/2017	$129,952	VDF TV A Vto: 01/15/19	VN $	97,464	VDF TV B Vto: 04/15/19	VN $	7,940	CP Vto: 07/22/22	VN $	24,548
XVIII	06/16/2017	$119,335	VDF TV A Vto: 05/15/19	VN $	89,501	VDF TV B Vto: 08/15/19	VN $	7,291	CP Vto: 10/15/22	VN $	22,543

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

27.       COMPLIANCE OF PROVISIONS ISSUED BY THE NATIONAL SECURITIES COMMISSION

Pursuant to General Ruling N° 629 issued by the National Securities Commission, supporting documentation of our accounting and administration operations for the financial years 2012, 2013, 2014, 2015, 2016, 2017 and the elapsed until December 31,2018, accounting books since September 2012 up to date and all corporate books are safeguarded in the registered headquarters.

Any other documentation or book, older than the date specified above for each case, is safeguarded by the firm AdeA S.A., whose warehouse is located on Ruta Provincial N°36, Km 31,500, Bosques, Partido de Florencio Varela, Buenos Aires Province.

28.       ISSUANCE OF NEGOTIABLE OBLIGATIONS

Grupo Supervielle S.A.’s Negotiable Obligations Issuance Program

On September 22, 2010, Grupo Supervielle’s Shareholders’ General Meeting passed the adhesion to the public offering regime pursuant Law 17,811 and the creation of a Simple Negotiable Obligations Issuance Global Program, non-convertible into shares, which was passed by the National Securities Commission on November 11, 2010. Said negotiable obligations may be short, medium and/or long term, subordinated or not, with or without guarantee, in pesos, in US dollars or any other currency, for a maximum current amount that shall not exceed, at any time, 1,000 (one thousand million pesos) or its equivalent in any other currency, pursuant to the last amendment of the Program on May, 7, 2015.

Likewise, negotiable obligations may be issued in several classes and/or series over the course of the program enforcement, relying on the possibility of re-issuing successive classes and/or series to be amortized. As of April 19, 2016, since the aforementioned Program was no longer in effect, the Group’s Ordinary and Extraordinary shareholders’ meeting, passed the creation of a new Negotiable Obligations Issuance Global Program, for the issuance of simple, short and/o medium term, subordinated or not, with or without guarantees, securities for up to a maximum outstanding amount of 1,000,000 (one thousand million pesos), under which different classes and/or series of Negotiable Obligations denominated in pesos, dollar or other foreign currencies can be issued.

As of December 31, 2018 and December 31, 2017 and January 1, 2017, Grupo Supervielle S.A. recorded the following series of negotiable obligations pursuant to the following issuance conditions:

Class	Issuance date	Currency	Amount (in thousands)	Rate	Maturity date	12/31/2018	12/31/2017	01/01/2017
XIII	01/31/2014		$23,100	BADLAR + 6,25%	01/31/2019	28,023	25,598	25,464
XX	07/28/2015		$129,500	Mixted: fixed 27,5% until 6th month and BADLAR + 4,5% upon maturity,	01/28/2017	—	—	135,239
Total						28,023	25,598	160,703

As of the issuance of these Financial Statements, both classes have been fully amortized.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

Funds resulting from the allocation of said negotiable obligations classes, net of issuance expenses, were assigned in full, pursuant to Article 36 of Negotiable Obligations Law 23,576, to the settlement of the Group’s financial liabilities.

Banco Supervielle S.A.

On April 25, 2013, the Shareholders’ meeting No. 39, resolved to approve the creation of a Global Program for the Issuance of Negotiable Obligations (the “Program”) for up to a maximum outstanding amount of AR$ 500,000,000. The Program was authorized by the National Securities Commission through Resolution No. 17,165 dated August 15, 2013. On April 18, 2016, the Shareholders’ meeting No. 43 approved the increase of the total amount of the Program to a nominal value of up to AR$ 1,000,000,000. That increase was authorized by the National Securities Commission Board through Resolution No. 18,296 dated October 27, 2016. On March 22, 2017 the Extraordinary General shareholders’ meeting No. 45  approved the issuance of the Program for a maximum amount of nominal value AR$ 2,500,000,000. The National Securities Commission´s Board approved the program´s increase up by Resolution No. 18,608 on April 12, 2017.

Global Program for the Issuance of Medium-Term Securities for up to V / N US $ 800,000,000

On September 22, 2016, the Shareholders’ meeting No. 117, resolved to approve the creation of a Global Program for the Issuance of Negotiable Obligations for up to a maximum outstanding amount of  USD 800,000,000 (United State dollars eight hundred million). The Program was authorized by the National Securities Commission through Resolution No. 18,376 dated November 24, 2016.

On March 6, 2018, the Shareholders’ meeting, resolved to approve the extension of the Program for up to a maximum outstanding amount of  USD 2,300,000,000 (United States dollars two thousand and three hundred million). The Program was authorized by the National Securities Commission through Resolution No. 19,470 dated April 16, 2018.

As of December 31, 2018 and 2017 and January 1, 2017 Banco Supervielle S.A. recorded the following series of negotiable obligations pursuant to the following issuance conditions:

Issuance date	Currency	Nro. of Class	Amount	Amortization	Term	Maturity date	Rate	12/31/2018	12/31/2017	01/01/2017
11/20/15	$	V	340,100	100% at mat.	18 Months	05/20/2017	Floating Badlar of Private Banks + 4.50%	—	—	349,461
10/12/16	$	VI	422,000	100% at mat.	24 Months	10/12/2018	Floating Badlar of Private Banks + 3.50%	—	445,673	443,574
11/17/16	$	VII	269,100	100% at mat.	12 Months	11/17/2017	Floating Badlar of Private Banks + 3.50%	—	—	276,816
02/09/17	$	A	4,768,170	50% on 2-9-2020 and 50% at maturity on 8-9-2020	42 Months	08/09/2020	Floating Badlar of Private Banks + 4.50%. with a minimum 18% nominal annual	4,200,603	4,914,856	—
12/22/17	$	B	629,000	100% at mat.	24 Months	12/22/2019	Floating TM20 + 3.25%	600,155	630,312	—
12/22/17	$	C	659,750	3 installments: 12-22-2020 33.33%. 06-22-2021 33.33%. and upon maturity 33.34%.	48 Months	12/22/2021	Floating Badlar + 4.25%	667,236	661,079	—
02/14/18	$	D	748,889	100% at mat.	18 Months	08/14/2019	Floating Badlar of Private Banks + 3.5%	768,861	—	—
02/14/18	$	E	1,607,667	3 equal and consecutive annual installments. 1° 02-14-21	60 Months	02/14/2023	Floating Badlar of Private Banks + 4.05%	1,687,173	—	—
							Total	7,924,028	6,651,920	1.069.851

On September 18, 2018 the total outstanding amount of the Class A Negotiable Obligations was reduced in 618,030,000 being the new total amount 4,150,140,000.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

During December 2018, the Bank repurchased a face value of 254,924,836 of the Class A Corporate Bonds.

On December 21, 2018, the Board of Directors approved the issuance of Non-Subordinated Corporate Bonds for an amount of up to $ 3,000,000,000 (three billion pesos) within the global program of negotiable obligations. The suscription period ended on January 31, 2019.

Here are the main terms and conditions of the issue:

Class: F

Amount: $ 3,899,161,779 (Pesos three thousand eight hundred ninety nine million one hundred sixty one thousand seven hundred and seventy nine)

Due date: November 4, 2019

Interest rate: Floating Badlar of Private Banks + 4.85%

interest payment date: Interest accrued by Negotiable Obligations will be paid on a three-month basis making the first payment on May 4, 2019.

Amortization: capital to be paid at maturity date.

Applicable law and jurisdiction: Negotiable obligations shall be governed by and be interpreted pursuant to Argentina laws.

Subordinated Negotiable Obligations

Program for the issuance of Negotiable Obligations for up to nominal value $ 750,000,000 (increased to nominal value $ 2,000,000,000)

As of March 25, 2013, the Bank’s Extraordinary General shareholders’ meeting, approved the creation of a Global Program for the issuance of Negotiable Obligations for up to a maximum outstanding amount of 750,000,000 (seven hundred and fifty million pesos). On April 15, 2016, the Ordinary and Extraordinary Shareholders’ meeting approved the increase the maximum outstanding amount of the Program to 2,000,000,000 (two billion pesos) or its equivalent in foreign currency, passed by Resolution N° 18,224 from the National Securities Commission on September 22, 2016.

The following chart provides the main terms and conditions of issuances underway as of December 31, 2018 and 2017 and January 1, 2017:

Issuance date	Currency	Nro. of Class	Amount	Amortization	Term	Maturity date	Rate	12/31/2018	12/31/2017	01/31/2017
11/11/2010	U$S	I	50.000	100% at mat.	84 Months	11/11/2017	11.375%	—	—	800,674
08/20/2013	U$S	III	22.500	100% at mat.	84 Months	08/20/20	7%	871,571	431,701	363,623
11/18/2014	U$S	IV	13.441	100% at mat.	84 Months	11/18/21	7%	512,246	254,172	214,461
Total								1,383,817	685,873	1,378,758

On August 6, 2018, the Board of Directors resolved to request the CNV the Bank´s registration as a frequent issuer of negotiable obligations, and it´s consequent authorization to issue negotiable obligations under the aforementioned regime, in the terms set forth in the Resolution and submitting before said body all the necessary documentation for such purposes.

Cordial Compañía Financiera S.A: Program for the Issuance of Negotiable Obligations

On April 25, 2013, the Shareholders’ meeting No. 39, resolved to approve the creation of a Global Program for the Issuance of Negotiable Obligations (the “Program”) for up to a maximum outstanding amount of AR$ 500,000,000. The Program was authorized by the National Securities Commission through Resolution No. 17,165 dated August 15, 2013. On April 18, 2016, the Shareholders’ meeting No. 43 approved the Increase of the total amount of the Program to a nominal value of up to AR$ 1,000,000,000. That increase was authorized by the National Securities Commission Board through Resolution No. 18,296 dated October 27, 2016. On March 22, 2017 the Extraordinary General shareholders’ meeting No. 45 passed the issuance of the Program for a maximum amount of nominal value AR$ 2,500,000,000. The National Securities Commission´s Board approved the program´s grow up by Resolution No. 18,608 on April 12, 2017.

The following is a detail of the current issues as of December 31, 2018 and 2017, and January 1, 2017:

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

Class	Issuance Date	Maturity Date	FV (in thousands)	Rate	12/31/2018	12/31/2017	01/01/2017
Class IX	10/06/2015	04/06/2017	88,750	Floating BADLAR + rate 5,95%	—	—	94,484
Class X	05/19/2016	11/19/2017	199,000	Floating BADLAR + 5,50%	—	—	205,065
Class XI	10/25/2016	04/24/2018	200,000	Floating BADLAR + 3,57%	—	209,782	209,967
Class XII	12/23/2016	12/23/2017	154,214	Fixed 24,90%	—	—	155,899
Class XIII	12/23/2016	06/23/2018	151,429	Floating BADLAR + 4,00%	—	152,451	153,105
Class XIV	05/11/2017	05/11/2019	558,000	Floating BADLAR + 3,50%	397,590	576,146	—
Class XV	08/24/2017	02/23/2019	413,500	Floating BADLAR + 3,75%	365,401	423,453	—
Class XVI	11/22/2017	11/21/2019	535,500	Floating TM20 4,25%	541,013	549,620	—
Total					1,304,004	1,911,452	818,520

On August 22, 2018 and September 13, 2018, VN $ 15,000,000 and VN $ 10,000,000, respectively, corresponding to the Class XVI were repurchased.

On September 4, 2018, September 19, 2018 and September 21, 2018, VN $ 20,000,000, VN $ 60,000,000 and VN $ 38,000,000, respectively, corresponding to Class XIV were repurchased.

Micro Lending S.A.U.: Program for the Issuance of Negotiable Obligations

The following is a detail of the issues in effect as of December 31, 2018:

Class	Issuance Date	Maturity Date	FV (in thousands)	Rate	12/31/2018
Clase II	08/16/2016	08/16/2019	60,000	Floating BADLAR + 5,00%	20,004
Clase III	10/04/2017	10/05/2020	35,000	Floating BADLAR + 7,0%	31,112
Total					51,116

29.       RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF DIVIDENDS

Pursuant to regulations set by the Argentine Central Bank, 20% of the profits for the year, net of possible prior year adjustments, where applicable, are to be allocated to the Legal Reserve.

Pursuant to the amended text on distributions of dividends, financial entities shall comply with a series of requirements, as follows: i) They shall not be subject to the provisions of Sections 34 and 35 bis of the Financial Institutions Law; ii) No liquidity assistance loans shall have been granted to them; iii) they shall be in compliance with information regimes; iv) they shall not record shortfalls in the compiled minimum capital (without computing for such purposes the effects of the individual exemptions granted by the Superintendence of Financial and Foreign Exchange Institutions) or minimum cash, v) they shall have complied with additional capital margin when applicable.

The entities not facing any of these situations may distribute dividends in accordance with provisions set forth in said amended text, provided the entity´s liquidity or solvency is not jeopardized.

It is worth to be mentioned that pursuant to Communication “A” 6464 issued by the Argentine Central Bank, until March 31, 2020, financial entities, which, for the purpose of determining the distributable result, have not applied the additional on capital margins shall rely on previous authorization issued by the SEFyC.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

30.                     CONTRACT AS A FINANCIAL AGENT BY THE PROVINCE OF SAN LUIS

On January 17, 2017, Banco Supervielle S.A. received a communication from the San Luis Public Treasury Ministry giving notice of the termination of the Financial Agent Contract that Banco Supervielle has with the Province, effective as of February 28, 2017. The communication also states that, without prejudice to the exercise of the right to terminate the contract, the Province may continue to operate with the Bank until a new financial agent is selected.

Since February 2017, the Bank has continued to provide financial services to the government of the Province of San Luis and its employees despite the termination of the agreement.

On May 23, 2018, the Municipality of San Luis designated Banco Supervielle (the “Bank”) as a financial agent for a period of 2 years, with automatic renewal for an additional 2 years, beginning with the first payment of salaries on June 29 of the current year. With this designation, the Bank became the financial agent of all the of the Province´s municipalities.

On June 7, 2018, the Province ratified the agreement signed with the Bank for a period of 12 months formalizing its role of exclusive payment agent that it has continued to exercise since more than 20 years ago.

In the month of December 2018, the Province of San Luis called a public tender for the execution of a financial agent contract. The deadline for submitting the bid is March 15, 2019 and there is no deadline for the award.

31.                     LOANS AND OTHER FINANCING

Provisions set by the Argentine Central Bank on the classification of debt are aimed at both providing guidelines to identify and classify the quality of assets and evaluating the real or potential risk of capital or interest losses to determine (taking into account guarantees) whether there are suitable provisions for such contingencies. The Group must classify its loan portfolio in two categories: (i) consumer loans or mortgage loans and (ii) commercial loans. Consumer or mortgage loans (including credit card financing), loans of up to 5,000,000 to Micro-Crdit Institutions and Micro-entrepreneurs, and other types of commercial loans of up to 5,000,000 with or without guarantee. Any other loan is considered as commercial loan. Consumer or Mortgage loans that exceed AR$5,000,000 and which repayment is tied to its productive or commercial activity evolution, are classified as commercial loans.

At the Group´s sole discretion, commercial loans of up to 5,000,000, with or without preferred guarantees, may be classified as consumption or mortgage loans, and will be treated under the said loans conditions. If a client holds both type of loans (commercial loans and consumer or mortgage loans), consumer or mortgage loans are included in the commercial portfolio to determine under which portfolio the must be classified depending of the amounts. In these cases, loans with preferred guarantees are recognized at the 50% of their nominal value.

Under this classification system, each client, as well as his/her outstanding debts, are included in a one out of six sub-categories. Debt classification criteria applied to consumer loan portfolios for are mainly based on objective factors related to the fulfilment of obligations on behalf of clients and their legal situation; whereas the key criterion to classify commercial loan portfolios is given by each client´s payment capacity based on their future cash flow.

31.1. Classification of commercial loans

The main criterion utilized by the Group to evaluate a commercial loan is given by the borrower´s repayment capacity, which is measured by the future cash flow of such borrower. Pursuant to provisions issued by the Argentine Central Bank, commercial loans are classified as follows:

Classification	Criteria
In normal situation	Debtors in virtue of whom there are no doubts regarding their capacity to honor their payment obligations.
With special follow-up under observation

Debtors whose delinquency does not exceed 90 days, among other criteria, though considered capable of serving any financial obligation are sensitive to changes that may affect their capacity to serve their debts upon the lack of due correcting measures.

Under special follow-up / under negotiation or with refinancing

Includes clients who in face of their incapacity to serve their payment obligations under agreed-upon conditions, duly express, prior to 60 days to be counted as from the date on which such delinquency was recorded, their

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

Classification	Criteria
agreements

intention to refinance their debts. Upon failure to agree on such refinancing within 90days (if two lending entities were involved) or 180 calendar days (if more than two lending entities were involved) following the payment default date, the debtor shall be reclassified to the lower relevant category in accordance with indicators set for each level.

With problems

Debtors with difficulties to serve their financial obligations on a regular basis, and upon lack of correction produce losses for the bank or debtors under payment agreements resulting from judicial rulings or extrajudicial ratified agreements (including ratified extrajudicial pre-emptive agreements) to expire.

With high risk of insolvency

Debtors with high chances of financial obligation payment default or debtors who have requested a pre-emptive agreement, entered into an extrajudicial pre-emptive agreement that has not been ratified or have filed for chapter 11 and such filing has not been declared.

Irrecoverable

Loans classified as non-performing loans upon assessment (though there might be a possibility to collect such loans in the future). It is understood that the debtor will not serve his/her financial obligations with the financial entity. Loans to insolvent or under Chapter 11 debtors are included.

Irrecoverable under technical ruling

(a) A debtor has failed to serve his/her payment obligations over a period of more than 180 calendar days pursuant to the report issued by the Argentine Central Bank, including (1) financial entities liquidated by the Argentine Central Bank, (2) residual entities created as a result of the privatization of public financial entities, or in liquidation or privatization process, (3) financial entities whose license has been revoked by the Argentine Central Bank and are subject to judicial liquidation or bankruptcy procedures; and (4) trust funds where SEDESA is the beneficiary; or (b) certain types of foreign borrowers (including banks or other financial entities which are not subject to the supervision of the Argentine Central Bank or similar authority of the country where such entities are registered) who do not rely on the international classification “investment grade” to be issued by any risk rating agency recognized by the Argentine Central Bank.

31.2 Classification of consumer and mortgage loans

The main criterion utilized for the evaluation of consumer and mortgage loan portfolio is given by default terms. Pursuant to provisions issued by the Argentine Central Bank, debtors are classified as follows:

Classification	Criteria
Normal situation	Upon due payment or delinquency not exceeding 31 days and upon current account overdrafts, delinquency of less than 61 days.
Low risk	Loans to clients who record from-time-to-time defaults in serving their obligations, falling behind payments over 31 to 90 days periods.
Medium risk	Loans that record delinquency over a period of more than 90 days but not exceeding 180 days.
High risk	Loans resulting a judicial collection process, or loans that bear delinquency of more than 180 days but not exceeding 365 days.
Irrecoverable	Loans to insolvent clients, under judicial process or bankruptcy, with no or few recovery or under delinquency of more than 365 days.
Irrecoverable under technical ruling	The same criteria as for commercial loans unrecoverable under technical ruling condition pursuant to provisions issued by the Argentine Central Bank.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

31.3 Minimum uncollectibility risk provisions

The Argentine Central Bank has set the following minimum credit provisions for the credit portfolio and guarantees.

Category	With preferred guarantees	Without preferred guarantees
“Normal situation”	1%	1%
“Under observation” and “Low risk”	3%	5%
“Under bargaining process or with refinancing agreements”	6%	12%
“With problems” and “Medium risk”	12%	25%
“With high insolvency risk” and “High risk”	25%	50%
“Irrecoverable”	50%	100%
“Irrecoverable under technical ruling”	100%	100%

Above mentioned percentages are applied over the base of total client´s obligations, considering both the capital and interests. Provisions for the normal portfolio are of a global nature; whereas, provisions for all other categories are of an individual recording nature. Likewise, provisions issued by the Argentine Central Bank set the cancellation of accruals or the set-up of provisions of the 100% of interests on clients classified as “With Problems and Medium Risk” or in lower quality categories.

However, financing covered with preferred “A” collaterals are provisioned at the 1% regardless of the client´s category.

Financial entities are entitled to recording uncolletibility provisions for amounts higher than those required by the Argentine Central Bank. In such cases, and without detriment of the existence of certain exemptions, the recording of a higher provision for a commercial loan, as long as the recorded provision amount remains in the following category of loan portfolios pursuant to provisions in force, shall automatically result in the debtor´s relevant recategorization.

31.4 Minimum frequency for classification review

Financial entities develop portfolio assessment procedures that enable the suitable analysis of the debtor´s economic and financial situation and a regular review of their situations regarding the objective and subjective conditions of any assumed risk. Such procedures shall be included in the so-called “Manuel for Classification and Provision Procedures”, which shall be available at all times for the SEFyC for its review. The classification assessment must be duly documented.

As for commercial loans, applicable provisions also require a minimum review frequency. Such review shall occur (i) quarterly for clients whose financing is equivalent to the 5,0% or higher of the ACR of the previous month as of period closing and (ii) on a six-month basis, for clients whose financing add (x) from time to time between the 1% -or the equivalent to 19,8 million, the lowest of both and (y) minus the 5,0% of the ACR of the financial entity regarding the previous month. As of second quarter closing, the integral review pursuant to section (i) and (ii) shall have reached at least the 50% of the total amount of such total commercial portfolio, and upon recording a lower percentage, it shall be completed through the addition of clients (in a decreasing order) whose total indebtedness happens to be lower than 1% of the CPR mentioned. Likewise, at the end of the fiscal year, the review must have reached the entire commercial portfolio included.

Likewise, financial entities shall review the classification assigned to a debtor in certain situations:

• Modification in a negative way of the debtor’s classification in the “Central of Debtors of the Financial System” taking it to a degree lower than that of the Entity, by at least another entity whose credits represent at least 10% of the total reported in the financial system .

• Modification of some of the criterior classification objectives.

• When there is a discrepancy of more than one level between the classification given by the Entity and that granted by at least two other entities in categories lower than the assigned, whose joint debts represent at least 20% and are less

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

than 40% of the total reported by all entities according to the latest information available in the “Central of debtors of the financial system”.

The reassessment will be immediate in the case of clients whose financing included equals or exceeds 1% of the CPR of the entity or of the financial trust assets, of the month prior to the presentation of any of the aforementioned circumstances or the equivalent of 19.8 million, of both the minor, and within three months with respect to the other clients included.

32.       RISK MANAGEMENT POLICES

Integral Risk Management is a key discipline for financial institutions. Grupo Supervielle intends to create, through its subsidiaries, a solid and efficient organization in risk management, the framework for an optimal use of its capital and to identify business opportunities in the markets and geographic regions in which it operates, seeking the best balance risk-reward. for its shareholders. The risk management framework is communicated to the entire organization and strives to achieve a balance between a solid culture of risk and being an innovative company, focused on its customers and recognized for its agile, simple and friendly operation style.

The Board of Directors considers that its criteria and guidelines regarding risk management are a key part of its Corporate Governance. The risks to which the Company is exposed are inherent to the financial industry, such as credit, the market, the interest rate, liquidity, operational risk, reputation and strategic risk. In addition, the Company is exposed to the risk of securitization, given the leadership role it has over this issue.

Financial risk factors

Credit risk

The Integral Risk Committee passes credit risk strategies and policies submitted in accordance with recommendations provided by the Integral Risk Corporate Department, the Credit Corporate Department and commercial sectors and in compliance with regulations set by the Argentine Central Bank. The credit strategy and policy is aimed at the development of commercial opportunities within the framework and conditions of the Bank´s business plan, while keeping suitable caution levels in face of the risk.

Policies and procedures enable the definition of accurate aspects aimed at the deployment of the Bank´s Strategy related to the administration of credit risk; among them, the Bank´s criteria to grant loans, credit benefits and powers, types of products and the way in which the structure is organized, among other aspects. Likewise, the Bank relies on an integral risk policy where aspects related to general key risk governance as well as specific manuals and procedures that include, among others, all relevant regulations issued by the Argentine Central Bank.

The entity´s credit risk administration policy is open to corporate and individual markets. To such ends, a customer segmentation has been defined for corporate banking, retail banking and finance.

The Group is focused on supporting companies that belong to potential sectors, and, rely on a successful background in their activities. Within the credit products range offered to the Corporate segment, the Bank aims at developing and keeping its leading position in the factoring and leasing market in addition to playing a reference role in international trade.

As for corporate banking, the Bank is aimed at relying on a sound proposal for the Small and Medium Size companies and Big Companies by building close ties with clients through attention centers, agreements with clients along with their value chain and the delivery of effective responses through existing credit processes.

As for individuals, retail banking is aimed at keeping its leading position in the retirement business and focusing on financing for consumption through its distribution networks, branches and centers for retirees’ attention.

In turn, the finance area is focused on trust businesses, asset allocation in the capital market through financial trusts and bonds, its own portfolio or third parties´, and the trading desk. Some of the existing products are: interbanking call, Repo operations, call corporate, Government Securities and currency policy instruments of the Central Bank, Consumption portfolio purchase, third parties´ financial trusts, swap negotiation (futures, swaps, etc.), among others.

The Group is willing to carry out a strategy that enable it to address its contractual commitments, both under normal market conditions and negative situations. Therefore, the Entity relies on scoring and rating models with the purpose of

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

estimating probability of default (PD) of the different client portfolios. As for risk appetite framework, the Entity relies on cut-offs for each segment that express the maximum risk to be assumed in terms of probability of default.

In addition to PD parameters, the Bank relies on estimates of default exposure (DE) parameters and losses upon default (LUD) with the purpose of estimating statistic provisions of the Group´s portfolio and the necessary economic capital in face of unexpected losses that may arise regarding credit risk.

The Group is aimed at keeping a diversified and atomized portfolio, thus minimizing risk concentration. To such ends, loan granting and portfolio profile are adjusted to each different circumstance.

Credit Risk Measurement Models

The Entity relies on models aimed at estimating the distribution of potential credit losses in its credit portfolio, which depend on defaults by the counterparties (PD — Probability of Default), as well as the assumed exposure to such defaults (EAD —Exposure At Default) and the recoveries of each defaulted loan (LGD — Loss Given Default).

Based on the aforementioned, the Group has developed a Risk-Adjusted Return on Capital (RAROC) model.

Allowances for loan losses calculation

Allowances for loan losses calculation is based on models that analyzes the Group’s own portfolio information to estimate, in global terms, the average value of the loss distribution function over an annual term (expected credit loss). The expected credit loss is determined based on PD, EAD, and LGD loss factors.

Economic Capital Calculation

The economic capital for credit risk is the difference between the portfolio’s value at risk (according to the confidence level for individuals of 99.9% and for companies of 99%) and the expected credit losses.

The Group relies on economic capital models for credit risk (one for individuals and another for companies). Such quantitative models include the exacerbation of capital by concentration risk and Securitization Risk. In the economic capital calculation models a one year holding period is used, except from factoring exposures where a six month holding period is used.

Counterparties’ Risk Administration

The Group relies on a Counterparty’s Risk Map approved by the Credit Committee where the following limits are defined for each counterparty according to the Group’s risk appetite: credit exposure and settlement limits, foreign exchange settlement risk, securities settlement risk and Repo transactions settlement risk, among other.

Regarding the economic capital for the counterparty’s risk, it is included in the Economic Capital Quantitative Model for Credit Risk.

Impairment of Financial Instruments

The Group holds provisions on loans in accordance with the type of loan portfolio through the individual assessment of each client classified as “Commercial Portfolio” or “Consumer Portfolio” and a massive assessment based on delinquency days for those clients classified as “Consumer Portfolio”. See Note 1.12, provisioning criteria utilized.

The movements in the provisions for impairment as of December 31, 2018 and 2017 are detailed below:

	12/31/2018	12/31/2017
Balance at the beginning of the year	1,698,207	990,700
Exercise charges	4,220,645	1,928,766
Write Off and Reversals	(2,564,872)	(1,221,259)
Final balance	3,353,980	1,698,207

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

According to the provisioning standards, loans to the financial sector and casual liabilities in normal situations should not generate impairment losses. The value of the aforementioned balances as of December 31, 2018 and 2017 amounted to 29,812 and 22,227, and 1,196 and 3,984, respectively.

Withdrawn loans

Those loans classified as non-performing loans over 7 months are withdrawn from assets and recognizing such loans off balance sheet. The value of the balances as of December 31, 2018 and 2017 amounted to 1,726,076 y 601,583, respectively.

Market risk

Group defines Market Risk as the risk that arises from the deviations that occur in the value of the trading portfolio, as a result of fluctuations in the markets during the period of time required to liquidate portfolio positions.

The scope of measurement, control and monitoring of the Financial Risk Management includes those operations where the risk of loss is assumed in the equity value of the Entity, at a consolidated and individual level in each of the entities with which it consolidates, as a result of changes in market factors. This risk comes from the variation of the considered risk factors (interest rate, exchange rate, price of variable income assets and options), as well as the liquidity risk of the different products and markets in which the Entity operates.

Due to the characteristics of its business profile, Banco Supervielle is the entity with the greatest exposure to this risk. For its part, Cordial Compañía Financiera presents a much less relevant exposure and more associated with liquidity management in the Entity. That is why the market risk controls present a greater level of detail and emphasis on Banco Supervielle’s trading portfolio.

In order to measure the risk of the positions in a homogeneous way and based on this, establish a structure of limits and thresholds for the purposes of management and control schemes. Banco Supervielle uses the diversified VaR (value at risk) model, which is defined as the maximum expected loss that a portfolio of financial assets can record in normal market situations, within a certain time horizon and with a pre-established confidence level. . The indicators developed on the basis of this allow detecting the level from which a potential market risk is identified, in order to take the corresponding preventive actions.

The focus of attention on the management of market risk is placed on the trading portfolio managed by the Money Table, although there is also a broader control including managed positions with liquidity management objectives. For this reason, in terms of the broader trading portfolio, the controls are limited to the exposure to the assumed risk, measured using the VaR methodology, in relation to the computable equity responsibility (RPC). On the other hand, the controls over the operation of the Money Table are more exhaustive.

The approved strategies and policies are reflected in an instrument called the unified risk map, where the authorized operations that the Money Table can perform are explained in detail. In the same document, the entire framework of controls that reflect the risk appetite with which the Entity is willing to operate is exposed. In this way, limitations are established on the open position in certain financial instruments, VaR limit on the diversified portfolio, maximum amount of admissible loss before executing the stop loss policy and conditions that could lead to the execution of a stop strategy. gain The entire control scheme is complemented by action plans that must be implemented once a violation occurs within the limits established therein.

The exposure to the Group´s exchange rate risk at the end of the year by currency type is detailed below:

Moneda	Balances as of 12/31/2018				Balances as of 12/31/2017
	Monetary Financial Assets	Monetary Financial Liabilities	Derivatives	Net Position	Monetary Financial Assets	Monetary Financial Liabilities	Derivatives	Net Position
Dólar EE UU	41,462,284	40,327,318	13,405	1,148,371	20,723,637	17,687,231	1,860	3,038,266
Euro	463,781	474,602	—	(10,821)	294,347	294,340	—	7
Others	114,521	3,338	—	111,183	1,439	1,439	—	—
Total	42,040,586	40,805,258	13,405	1,248,733	21,019,423	17,983,010	1,860	3,038,273

Financial assets and liabilities are presented net of derivatives, these being disclosed separately. Derivative balances are shown at their Fair Value at the close of the respective currency’s fiscal year.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

The table above includes only Monetary Assets and Liabilities, since investments in equity instruments and non-monetary instruments do not generate exposure due to market risk.

The sensitivity analyzes of the results are presented below in the light of reasonable changes in the types of changes described above in relation to the Bank’s functional currency. The percentage of variation indicated here corresponds to that used in the Business Plan and Projections.

Currency	Variation	12/31/2018
		Result	Heritage
American Dolar	29%	336,894	336,894
	(29)%	(336,894)	(336,894)
Euro	29%	(3,175)	(3,175)
	(29)%	3,175	3,175
Others	29%	32,617	32,617
	(29)%	(32,617)	(32,617)
Total	29%	366,337	366,337
	(29)%	(366,337)	(366,337)

Sensitivity Analysis

It is important to note that within the daily report provided to the Money Desk for the monitoring of the exposure to assumed risk, the Financial Risk Management makes a comparison between the profitability obtained and the implicit risk. When using a diversified VaR methodology, it is important to provide information related to the contribution that each asset in the portfolio makes to the aggregate VaR measurement, and fundamentally if this asset generates risk diversification or not. That is why, within the variables included in the daily report, the Component VaR of each asset is included, thus allowing a sensitivity analysis on the impact of each asset on the exposure to total risk.

With the aim of nourishing the analysis of the risk assumed with alternative measurement metrics capable of mitigating the usual criticisms that fall on the VaR methodology, the Entity recognizes the change in market conditions on exposure to risk by using an adjustment on the volatilities used. in the calculation of VaR. According to the methodology used, the returns of assets registered in more recent dates have a greater incidence in the calculation of volatilities. In parallel, the Entity performs a measurement and monitoring of the risk assumed from the application of an Expected Shortfall methodology, thus analyzing the universe of unexpected losses located in the distribution queue beyond the critical point indicated by the VaR.

Economic Capital Calculation

Banco Supervielle adopts the diversified Parametric VaR methodology for the calculation of economic capital by market risk, both at a consolidated and individual level. It should be noted that in the case of Cordial Compañía Financiera, according to the provisions of point 1.3.2.3. of T.O. of the Guidelines for Risk Management in Financial Institutions, its Board of Directors has chosen to quantify its needs for economic capital by applying the simplified methodology described in point 1.3.3. of the aforementioned ordered text. According to this methodology, the aggregate economic capital arises from the following expression:

CE = (1,05 x CM) + máx [0; ☒EVE — 15 % x PNb)]

Where, CE: economic capital according to the risk profile (ICAAP).

CM: Minimum capital requirement in accordance with the provisions of point 1.1. of the regulations on “Minimum capital of financial institutions”.

EVE: measure of interest rate risk calculated according to the Standardized Framework

PNb: basic equity (level one capital).

Interest Rate Risk

The Entity defines Interest Rate Risk as the risk that stems from the likelihood of changes in the Bank’s financial condition as a result of market interest rate fluctuations, having effect on the entity’s financial incomes as well as their economic value. The following are such risk factors:

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

•                  Different maturity terms and interest rate re-adjustment dates for assets, liabilities and holdings off balance sheet.

•                  Local rate, foreign rate and CER in virtue of their forecast, evolution and volatility.

•                  The basis risk that results from the unsuitable correlation in the adjustment of assets and liabilities rates for instruments that contain similar revaluation features;

•                  Implicit options in certain assets, liabilities and items out of the Entity’s financial statement scope.

The Group implements the interest rate risk administration model, also known as financial statement structural risk, by including the analysis of interest rates gaps. Such analysis enables the basic explanation of the financial statement structure as well as the detection of interest risk concentration along the different terms.

The administration of the balance sheet interest rate is aimed at keeping the Bank´s exposure within those levels of risk appetite profile validated by the Board upon changes in the market interest rates.

To such ends, the interest rate risk administration relies on the monitoring of two metrics:

•                  MVE — VaR Approach: measures the difference between the economic values estimated given the market curve and said value estimated given the interest rate curve resulting from the simulation of different stress scenarios. The Bank utilizes this approach to calculate the economic capital for this risk.

•                  NIM — EaR Approach: measures changes in expected accruals over a certain period of time (12 months) upon an interest rate curve shift resulting from a different stress situation simulation practices.

During 2018, with the publication of Communication “A” 6397, the BCRA presented the applicable guidelines for the treatment of interest rate risk in the investment portfolio. The regulation makes a distinction between the impact of fluctuations in interest rate levels on the underlying value of the entity’s assets, liabilities and off-balance sheet items (economic value or MVE) on the one hand, and the alterations that such rate movements may have on income and expenses sensitive to them, affecting net interest income (NII). This same criterion had already been adopted by Banco Supervielle on an individual and consolidated level, so that the new regulations implied a readaptation of the management model to the suggested measurement methodology, maintaining some criteria and incorporating others.

Normatively, both Supervielle Bank and Cordial Financial Company must use the Standardized Framework described in point 5.4. of the Communication “A” 6397 for the measurement of the impact on the economic value of the entities (ΔEVE) of six proposed disturbance scenarios. These scenarios include parallel movements in the curves of market rates upwards or downwards, flattening or steepening of the slope of these curves, as well as an increase or decrease in short-term rates. A base curve of market rates is considered for each of the significant currencies in the accounting balance of each entity. Belonging to Group “A” of financial entities, in accordance with the classification provided in point 4.1. of the regulations on “Authorities of financial entities”, Banco Supervielle at the individual and consolidated level must use an internal measurement system (SIM) for measurement based on results (ΔNIM). This requirement is not applicable to Cordial Compañía Financiera, as it is a qualified entity within Group “B”. It is important to highlight that Banco Supervielle, not being momentarily qualified by the Central Bank of the Argentine Republic as having a local systemic importance (D-SIB), is not legally bound to have its own internal measurement system (SIM) for the measurement based on economic value (ΔEVE).

Beyond the regulatory provisions, it is important to note that both Supervielle Bank and Cordial Financial Company have been working with internal measurement systems (SIM) to measure the impact of rate fluctuations, both on economic value (ΔEVE) and on results (ΔNIM). The development of these systems included the establishment of assumptions for the determination of the maturity flow of different lines of assets and liabilities without defined maturity or with implicit or explicit options of behavior.

It is important to point out that, unlike what is established in the Standardized Framework provided by the regulator for measuring the impact of fluctuations in market rates on economic value, the internal measurement systems used by the Entity consider assets and liabilities with UVA adjustment as susceptible to interest rate risk, so that the UVA variable is incorporated as an additional risk factor, as well as the asset and funding rates in pesos and dollars.

Economic Capital Calculation

As a first step to calculate economic capital, Banco Supervielle calculates its exposure to interest rate risk from the MVE-EaR (economic value) approach of its internal measurement system (SIM), using a holding period of three months (90 days) and a confidence level of 99%. This quantitative model includes the exacerbation of capital by securitization risk. The result obtained is compared with the worst result of the alterations proposed in the six scenarios proposed by

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

the Standardized Framework, with the resulting economic capital being the worst of both measurements (SIM and Standardized Framework).

In the case of Cordial Compañía Financiera, as mentioned above, the Entity’s Board of Directors has chosen to quantify its needs for economic capital by applying a simplified methodology. With regard to interest rate risk, the Entity measures the impact of fluctuations in market rates on the economic value based on the application of the Standardized Framework. In the event that the worst EVE of the six scenarios proposed by the regulation exceeds 15% of the basic net worth (capital level one) of the Entity, the sum of the economic capital calculated according to the simplified methodology would be increased by said excess.

The exposure to interest rate risk is detailed in the detailed table below. It presents the residual values of the assets and liabilities, categorized by date of renegotiation of interest or expiration date, the lowest.

Assets and Liabilities	Term in days
	Up to 30	From 30 to 90	from 90 to 180	from 180 to 365	More than 365	Total
To 12/31/2018
Total Financial Assets	54,435,109	13,281,894	11,692,926	9,323,634	46,537,858	135,271,421
Total Financial Liabilities	74,913,615	21,093,049	1,498,595	1,500,302	25,041,966	124,047,526
Net Amount	(20,478,506)	(7,811,155)	10,194,331	7,823,332	21,495,892	11,223,895

The table below shows the sensitivity to a possible additional variation for the next year in interest rates, taking into account the composition as of December 31, 2018. Variations in rates were determined considering the scenarios set by Communication “A” 6397 for the calculation of the Interest Rate Risk in the Investment Portfolio. The parameters taken as a basis and or budgeted by the Bank for the 2018 fiscal year and the changes are considered reasonably possible based on the observation of market conditions:

	Additional variation in the interest rate	Increase / (decrease) in the net result of income tax
Decrease in the interest rate	4% ARS; 2% USD	55,643
Increase in the interest rate	4% ARS; 2% USD	(55,643)

If the market interest rates for instruments denominated in pesos decreased by 4 percentage points and for those nominated in dollars, they would fall by 2 percentage points, the annual net loss of income tax would be 55,643. On the contrary, if the rates increased in equal measure, 55,643 would be earned.

Liquidity Risk

The Group defines Liquidity Risk as the risk of assuming additional financing expenses upon unexpected liquidity needs. Such risk results from the difference of sizes and maturities between the Entity’s assets and liabilities. Such risks involve the following:

•                  Funding Liquidity Risk means the risk that results from the impossibility of relying on funds at normal market cost when needed, grounded on the market’s perception for the Entity.

•                  Market Liquidity Risk means the risk resulting from the Entity’s incapacity to off-set a position at market price in one or several assets for the raising of funds, as a consequence of the following two key factors:

•                      Assets are not liquid enough; that is, do not rely on the necessary secondary market.

•                      Changes that may take place in those markets where it lists.

Indicators of liquidity and concentration of funding sources enable the quantification of tolerance to this risk, starting from the most acid and restrictive definitions of liquidity concept to the most comprehensive ones that include distinctive features of the Group’s business model.

The Following are the main core metrics utilized for the liquidity risk administration:

•                  LCR (Liquidity Coverage Ratio): measures the relation between high quality liquid assets and total net cash outflows over a 30-day period. Banco Supervielle estimates this indicator on a daily basis, having met the minimum forecasted value in 2017.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

•                  Stable Funding Ratio (NSFR): measures the ability of Banco Supervielle, at an individual and consolidated level, to finance its activities with sufficiently stable sources to mitigate the risk of future stress situations arising from its funding. As of 2018, Banco Supervielle calculates this indicator on a daily basis, having complied with the minimum value stipulated in the regulations, as well as that established internally based on its risk appetite.

•                  Coverage of Remunerated Accounts and Pre-Payable Term Deposits this indicator is aimed at limiting funding dependence of more unstable sources in illiquid scenarios, either idiosyncrasy or systemic.

In addition, the administration is complemented with the daily monitoring of a series of follow-up metrics within the framework of the Assets and Liabilities Committee. Such indicators are aimed at disaggregating the main components of LCR, thus offering a liquidity situation evaluation for the Bank and warning upon trend changes that may put those guidelines set by the risk appetite policy at stake. Within the dashboard of monitoring indicators in the scope of this Committee is also evaluated the availability of liquid assets to respond to an eventual exit of more volatile deposits, understood as such to the remunerated sight accounts and deposits of the public sector in currency foreign

Finally, suitable controls over intraday liquidity and the compliance of minimum cash regulations account for the remaining pillars on which the Bank´s liquidity policy stands. With regard to intraday liquidity, the Financial Risk Management performs a historical monitoring of the intraday liquidity available at the beginning of each day, the amount of sensitive payments over time with a time segmentation according to the time of the day on which they are concentrated. and of different ratios that relate liquid assets available with gross payments or with those payments that are sensitive over time. From the analysis of this information, it was established as a criterion that the starting balance of the current account of Banco Supervielle in the Central Bank of the Argentine Republic can never be lower than the average of sensitive payments in the time recorded in the immediately previous month, setting an alert when it is below 10% of that value.

Liquidity risk administration is featured by a strict daily follow-up of liquidity coverage ratio (LCR), ensuring a suitable forecast of funding and free-availability liquid assets needs with the purpose of maintaining LCR within levels set by the risk appetite policy. As from 2018, the follow-up on the normal stable funding ration (NSFR) is included in accordance with provisions set by the Argentine Central Bank and Basle III criteria guidelines.

Economic Capital Calculation

The Group relies on the following elements that ensure the suitable administration of this type of risk:

•                 Broad liquidity indicator switchboard, by means of which a wide range of liquidity levels is monitored. Each indicator relies on its relevant threshold and limit, which are monitored on a daily basis by the Risk Area (sending due warnings upon violation cases), on a fortnight basis by the Assets and Liabilities Committee (ALCO) and on a monthly basis by the Integral Risk Committee. Likewise, a weekly report is drawn up and sent to members of the Integral Risk Committee, ALCO and the Board.

•                 Indicators that measure the concentration of funding sources, specifying the Bank’s risk appetite.

•                  Development and monitoring of new liquidity coverage and leverage indicators set by the Argentine Central Bank in compliance with Basle III route map.

•                  Different liquidity risk follow-up tools have been added, including a disaggregate assessment of contractual term mismatches and funding concentration reports of the Bank, by counterparty, product and significant currency. The accuracy of the information required for the drawing-up of such reports contributed with the improvement of MIS (Management Information System) of risks.

•                  The definition of the liquidity coverage ratio itself assumes the evaluation of the Bank´s capacity to meet liquidity needs over a 30-day period within a stress scenario described by the Argentine Central Bank. The follow-up of this indicator dis carried out on a daily basis, keeping the Bank´s liquidity director and officials updated on its evolution.

•                  Permanent monitoring of limit and threshold compliance in virtue of the stable funding ratio (NSFR).

•                  Individual stress tests, carried out on a daily basis upon an eventual critical scenario of strong deposit outflow and its impact on the minimum cash position and LCR.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

•                  As for contingency plans, the Bank follows a policy that ensures the application of guidelines in stress trials exercises, as well as situations of threshold and/or limit violation according to the decision taken by ALCO Committee and the validation of the Integral Risk Committee.

The Risk administration scheme described herein enables the justification of a suitable liquidity situation; therefore, the Bank considers the economic capital estimation unnecessary to cover such risk, as long as the Bank’s solvency should not be affected once the stress trial contingency plan measures have been implemented.

33.                    INTERNATIONAL FINANCING PROGRAMS

Banco Supervielle S.A. keeps active the following agreements: 1) The Foreign Trade Financing Facilitation Program of the Inter-American Development Bank (IDB), whose line amounts to USD 20,000,000 (USD 20 million) and 2) the Global Trade Finance Program of the International Finance Corporation (IFC), whose line amounts to USD 30,000,000 (thirty million US dollars).

On the other hand, the Bank implemented a two-tranche loan with BID totaling USD 133,500,000 (US dollars one hundred thirty-three million five hundred thousand). The disbursed were as follows: tranche A for USD 40,000,000 (USD 40 million) in December 2017 (USD 35 million for a 3-year term and USD 5 million for a 5-year term) and tranche B, for USD 93,500,000 (US dollars ninety-three million five hundred thousand) in June 2018 for a period of two and a half years.

It should be noted that this agreement is subject to compliance with certain financial covenants, certain obligations to do and not to do, as well as certain information requirements.

As of the date of these financial statements, the entity is in compliance with the aforementioned obligations.

34.                    BUSINESS COMBINATIONS

34.1 MICRO LENDING S.A.U.

On May 2, 2018, the acquisition of 100% of the stock of Micro Lending S.A. (MILA) for a total price of US $ 24,4 million composed of US $ 20,0 million paid at the date of acquisition, plus liabilities assumed for an estimated value of US $ 4,4 million. MILA specializes in the financing of pledge credits, particularly used cars.

The amounts recognized as of the date of acquisition for each main class of assets acquired and liabilities assumed are:

Fair Value
Cash and banks deposits	2,108
Government securities	1,025,756
Loans and other financing	103,502
Property, plant and equipment	973
Other assests	244
Other financial liabilities and Financing received	(1,088,810)
Miscellaneous obligations	(37,968)
Forecasts	(119)
Net identifiable assets acquired	5,686

Consideration of the acquisition:
- Amount paid net of expenses	419,299
- Contingent Consideration	112,183
Net cash flow used - investment activities	531,482

Goodwill by business combination	525,796

34.2 INVERTIRONLINE S.A.U. E INVERTIRONLINE.COM ARGENTINA S.A.U.

On May 24, 2018, the acquisition of 100% of the share capital of the online platform InvertirOnline (“IOL”) was achieved through the purchase of 100% of the share capital of both InvertirOnline S.A.U as of InvertirOnline.com Argentina S.A. for a total price of US $ 43.3 million, composed of US $ 36.5 million paid at the date of acquisition plus liabilities assumed for an estimated value of US $ 7.5 million. InvertirOnline is a specialized online trading

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

platform, which occupies a leading position among the top five in the online Broker segment in Argentina, and a reference in the Fintech sector in the country.

The amounts recognized as of the date of acquisition for each main class of assets acquired and liabilities assumed are:

Fair Value
Cash and banks deposits	410,097
Government securities	103,894
Property, plant and equipment	646
Other assests	9,377
Intangible assets identified (31.2.a)
- Customer relations	254,465
- Brand	72,348
- Software and Technology	24,948
Other financial liabilities and Financing received	(389,450)
Other Liabilities	(42,194)
Net identifiable assets acquired	444,131

Consideration of the acquisition:
- Amount paid net of expenses	896,264
- Contingent Consideration	215,654
Net cash flow used - investment activities	1,111,918

Goodwill by business combination	667,787

34.2.a Based on the acquisition method established in IFRS 3 “Business Combinations”, and through the use of expert criteria, the following assets have been identified:

• Relations with clients: Relations with customers is a source of value as long as current clients maintain their relationship with the company and have a recurrence in the generation of future business. When this projection of future business of the client base is not contractually scheduled, the analysis of the historical behavior of the clients is carried out. To obtain the amount identified, the relationships with the client portfolio have been analyzed by projecting the flow of funds based on the aforementioned historical behavior and the probability of occurrence of operations.

• Brand: A brand contributes to the generation of economic benefits for the business in two ways: it can increase sales volumes and it can also create an extra perception of value by consumers of its products and services, enabling its commercialization at higher prices. compared to products that do not have a brand recognized by the market. Usually, the control over said future benefits is obtained through the trademark registration, while the trademark registration satisfies the legal-contractual criterion that is required to recognize an intangible asset separately from the business key.

• Software and Technology: The digital platform and the development of the proprietary software that supports it justify the very existence and operation of the company, which is also reflected in the high weight that the Information Technology area has on the total payroll . In addition to being recognized as a separate intangible asset, the value of the proprietary technology was also used to calculate the corresponding contributory charge in the valuation of customer relationships.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

35.       DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS, OTHER DEBT SECURITIES, EQUITY INSTRUMENTS

		HOLDING					POSITION
Item	Code	Fair value	Level of fair value	Book balance 12/31/18	Book balance 12/31/17	Book balance 01/01/17	Position without options	Options	Final position
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
Argentine
Government Securities
Treasury Bill U$S Vto. 05/10/2019	05272	—	1	1,238,920	—	—	1,238,920	—	1,238,920
Treasury Bill U$S Vto. 01/10/2019	05248	—	1	892,737	—	—	892,737	—	892,737
Capitalizable Treasury Bills $ Mat. 04/12/19	05280	—	1	510,000	—	—	510,000	—	510,000
Treasury Bills U$S Mat. 06/14/2019	05275	—	1	204,447	—	—	204,447	—	204,447
Treasury Bills $ Mat. 01/31/2019	05265	—	1	177,199	—	—	(283,601)	—	(283,601)
Treasury Bills U$S Mat. 06/28/2019	05276	—	1	174,459	—	—	174,459	—	174,459
Capitalizable Treasury Bills $ Mat. 06/28/19	05281	—	1	99,500	—	—	99,500	—	99,500
T.D. Pcia. Buenos Aires $ Mat. 04/12/25	42013	—	1	66,651	—	—	65,140	—	65,140
Argentine National Bonus U$S 8.75% 2024	05458	—	1	90,805	53,571	—	41,238	—	41,238
Argentine National Bonus M.Dual 06/21/2019	05329	—	1	38,899	—	—	38,899	—	38,899
Others	—	—	—	238,660	1,426,353	114,129	21,862	—	21,862

Central Bank Bills

Liquidity Central Bank Bills Mat.01/02/19	80006	—	2	5,990,274	—	—	5,990,274	—	5,990,274
Liquidity Central Bank Bills Mat.01/04/19	80008	—	2	2,985,462	—	—	2,985,462	—	2,985,462
Liquidity Central Bank Bills Mat.01/08/19	80010	—	2	988,764	—	—	988,764	—	988,764
Liquidity Central Bank Bills Mat.07/01/19	80009	—	2	742,766	—	—	742,766	—	742,766
Liquidity Central Bank Bills Mat.03/01/19	80007	—	2	598,058	—	—	598,058	—	598,058
Central Bank Bills in pesos Mat. 01/17/2018 273 days	46821	—	1	—	8,239,837	—	—	—	—
Central Bank Bills in pesos Mat. 07/18/2018 273 days	46828	—	1	—	166,047	—	—	—	—
Central Bank Bills in pesos Mat. 06/21/2018 274 days	46827	—	1	—	208,748	—	—	—	—
Central Bank Bills in pesos Mat. 05/16/2018 273 days	46825	—	1	—	122,999	—	—	—	—
Central Bank Bills in pesos Mat. 02/21/2018 280 days	46822	—	1	—	800,578	—	—	—	—
Others				—	333,426	308,963	—	—	—

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

		HOLDING					POSITION
Item	Code	Fair value	Level of fair value	Book balance 12/31/18	Book balance 12/31/17	Book balance 01/01/17	Position without options	Options	Final position
Corporate Securities

ON YPF S.A. Class 41 Mat. 09/24/20 $ Esc	50879	—	2	33,104	51,038	—	33,104	—	33,104
ON Galicia Bank os Buenos Aires 5 S2 Mat. 4/26/21 $CG	53478	—	1	25,291	—	—	25,291	—	25,291
VDF Credimas 33 Class A $ C.G.	53685	—	2	1,603	—	—	1,603	—	1,603
ON QUICKFOOD CL. 9 Mat. 11/24/22 $ C.G.	51047	—	2	1,571	1,689	1,616	1,571	—	1,571
ON YPF SA Reg. 2 Class.28 8,75% Mat.04/04/2024	91841	—	2	834	—	—	834	—	834
ON YPF Class XXXVI Mat. 02/10/2020	—	—	—	12,111	—	—	—	—	—
Total Debt Securities at Fair value through profit or loss	—	—	—	15,112,115	11,404,286	424,708	14,371,328	—	14,371,328
OTHER DEBT SECURITIES
Rated at fair value through other comprehensive income
Argentina
Treasury Bills U$S Mat. 03/20/2017	5199	—	—		—	811,195	—	—	—

Central Bank Bills
Central Bank Bills in pesos Mat. 01/18/2017 203 days	46796	—	—		—	21,710	—	—	—
Central Bank Bills in pesos Mat. 01/25/2017 203 days	46799	—	—		—	98,233	—	—	—
Central Bank Bills in pesos Mat. 01/04/2017 203 days	46790	—	—		—	99,865	—	—	—
Central Bank Bills in pesos Mat. 01/11/2017 203 days	46793	—	—		—	49,697	—	—	—
Central Bank Bills in pesos Mat. 05/17/2017 252 days	46810	—	—		—	45,947	—	—	—
Central Bank Bills in pesos Mat. 07/19/2017 287 days	46814	—	—		—	43,928	—	—	—
Central Bank Bills in pesos Mat. 09/20/2017 287 days	46817	—	—		—	42,689	—	—	—

Corporate Securities
On Cordial Cia.Fra. Clase 9 Mat.06/04/17 $ CG	50898	—	—	—	—	5,329	—	—	—
On Prear Arg.1 S1 Mat.31/5/17	51537	—	—	—	—	4,903	—	—	—
On Cordial Cia.Fra.Cl.10 Mat.19/11/17 $ CG	51500	—	—	—	—	2,060	—	—	—

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

		HOLDING					POSITION
Item	Code	Fair value	Level of fair value	Book balance 12/31/18	Book balance 12/31/17	Book balance 01/01/17	Position without options	Options	Final position
BMAC2 MACRO SECREG 8,50% Mat 02/01/17	44815	—	—		—	10,918	—	—	—
ONY13 ON TARJ NARANJA Mat 01/28/17	91759	—	—		—	545	—	—	—
VD FF SUPERVIELLE CREDITOS 88 “A” $ CG	50649	—	—		—	7,560	—	—	—
SP89A VDFF SUPERVIELLE CREDITOS 89 $ CG	50829	—	—		—	19,288	—	—	—
VD FF SUPERVIELLE CREDITOS 90 $ C.G.	50958	—	—		—	13,426	—	—	—
SP91A VD FF SUPERVIELLE CREDITOS 91 $ CG	51064	—	—		—	24,765	—	—	—
FF Credimas 29 Lote 1	—	—	—		—	31,257	—	—	—
Others	—	—	—	32	32	1,877	32	—	32

Measured at amortized cost
Argentine
Government Securities
Treasury Argentine Sovereign Bonds TF Maturity 11/21/2020	5330	3,090,930	—	3,090,930	—	—	3,090,930	—	3,090,930
Treasury Bills U$S 203 days Mat. 03/15/2019	5261	1,039,760	—	1,039,760	—	—	1,039,760	—	1,039,760
Treasury Bills U$S Mat. 01/26/2018	5224	—	—	—	120,857	—	—	—	—
Treasury Bills U$S Mat. 04/27/2018	5216	—	—	—	44,834	—	—	—	—
Treasury Bills U$S Mat. 04/13/2018	5211	—	—	—	28,848	—	—	—	—
Treasury Bills $ Mat. 04/30/2019	—	—	—	671	—	—	671	—	—
Treasury Bills $ Mat.01/31/2019	—	—	—	145,550	—	—	145,550	—	—

Central Bank Bills
Central Bank Bills in pesos Mat. 01/18/2017 203 days	46796	—	—	—	—	260,721	—	—	—
Central Bank Bills in pesos Mat. 01/25/2017 203 days	46799	—	—	—	—	143,392	—	—	—
Central Bank Bills in pesos Mat. 01/04/2017 203 days	46790	—	—	—	—	11,172	—	—	—
Central Bank Bills in pesos Mat. 02/15/2017 252 days	46786	—	—	—	—	91,269	—	—	—
Central Bank Bills in pesos Mat. 02/01/2017 251 days	46773	—	—	—	—	82,737	—	—	—
Central Bank Bills in pesos Mat. 01/11/2017 203 days	46793	—	—	—	—	30,160	—	—	—
Central Bank Bills in pesos Mat. 01/11/2017 252 days	46760	—	—	—	—	40,746	—	—	—

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

		HOLDING					POSITION
Item	Code	Fair value	Level of fair value	Book balance 12/31/18	Book balance 12/31/17	Book balance 01/01/17	Position without options	Options	Final position
Central Bank Bills in pesos Mat. 04/12/2017 252 days	46805	—	—	—	—	14,197	—	—	—
Others	—	—	—	—	102,194	51,699	—	—	—

Corporate Securities
ON PREAR S.2 V. 02/15/19 $ ESC	52730	2,560	—	2,560	2,486	—	2,560	—	2,560
VD FF MBT 1 CLASE A	35692	1,211	—	1,211	1,776	2,473	1,211	—	1,211
CREDIMAS 32	80004	—	—	—	53,123	—	—	—
Vdff Cordial Cia.Fra Créditos Serie 17 $ C.G.	52470	—	—	—	3,897		—	—
ON PYME CATALINAS COOP. 1 V.9/19/18 $ CG	52827	—	—	—	1,010	—	—	—
OCOX6-ON SOC COM DEL PLATA	06259	—	—	—	9	—	—	—
ON IND MET PERSCARMONA CL 12 U$S ESC	39201	—	—	—	90	90,00	—	—
PRODUCTOS DE AGUA S.A.	80003	—	—	—	41	—	—	—
Others	—	—	—	26.813	—	—	—
Total Other Debt Securities	—	—	—	4.311.095	359,197	2,063,848	4,280,714	—	4,134,493

EQUITY INSTRUMENTS
Measured at fair value with changes in results
Argentina
YPF SA	00710	—	1	1,082	8,276	—	1,082	—	1,082
Grupo Financiero Galicia SA	00534	—	1	521	—	—	521	—	521
Loma Negra S.A.	30043	—	1	—	23,517	—	—	—	—
Tenaris SA	40115	—	1	—	2255	—	—	—	—
Pampa Energía S.A.	00457	—	1	—	3,953	—	—	—	—
Siderar SAIC	00839	—	—	—	—	1,893	—	—
Inversora Eléctrica Bs As Clase C pesos Escriturales	30016	—	—	—	—	2	—	—	—
Others	—	—	—	—	—	—	—	—	—

Measured at fair value through other comprehensive income
Argentina

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

		HOLDING					POSITION
Item	Code	Fair value	Level of fair value	Book balance 12/31/18	Book balance 12/31/17	Book balance 01/01/17	Position without options	Options	Final position
Others	—	—	—	8,801	8,652	1,468	8,801	—	8,801
Del exterior

Total equity instruments	—	—	—	10,404	46,653	3,363	10,404	—	10,404
Total	—	—	—	19,433,614	11,810,136	2,491,919	18,662,446	—	18,516,225

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

36.       ASSETS AND LIABILITIES IN FOREIGN CURRENCY

	Headquarters
	and branches	At	At 12/31/2018 (per currency)				At	At
Items	in the country	12/31/2018	Dollar	Euro	Real	Others	12/31/2017	01/01/2017
ASSETS
Cash and Due from Banks	16,358,427	16,358,427	15,783,228	460,908	10,983	103,308	6,090,715	3,705,165
Government and corporate securities at fair value with changes in results	2,792,749	2,792,749	2,792,749	—	—	—	1,163,624	65,700
Derivatives	13,405	13,405	13,405	—	—	—	1,860	924
Other financial assets	595,143	595,143	595,097	46	—	—	339,241	90,230
Loans and other financing	21,130,355	21,130,355	21,127,528	2,827	—	—	12,692,269	5,599,472
Other Debt Securities	1,039,824	1,039,824	1,039,824	—	—	—	492,801	822,750
Financial assets in guarantee	462,536	462,536	462,536	—	—	—	274,142	25,218
Investments in subsidiaries, associates and joint ventures	—	—	—	—	—	—	1	—
Other non-financial assets	149,192	149,192	149,192	—	—	—	69,748	2,008
TOTAL ASSETS	42,541,631	42,541,631	41,963,559	463,781	10,983	103,308	21,124,401	10,311,467

LIABILITIES
Deposits	31,319,494	31,319,494	30,916,259	403,235	—	—	14,085,744	7,402,682
Non-financial public sector	7,899,762	7,899,762	7,899,699	63	—	—	3,818,804	796,053
Financial sector	2,978	2,978	2,978	—	—	—	—	—
Non-financial private sector and foreign residents	23,416,754	23,416,754	23,013,582	403,172	—	—	10,266,940	6,606,629
Liabilities at fair value with changes in results	152,886	152,886	152,886	—	—	—	—	—
Other financial liabilities	503,747	503,747	432,784	67,625	—	3,338	384,532	480,092
Financing received from the Argentine Central Bank and other financial entities	6,789,700	6,789,700	6,785,958	3,742	—	—	2,826,861	670,560
Subordinated negotiable obligations	1,383,817	1,383,817	1,383,817	—	—	—	685,873	1,378,757
Other non-financial liabilities	514,782	514,782	514,782	—	—	—	103,840	36,035
TOTAL LIABILITIES	40,664,426	40,664,426	40,186,486	474,602	—	3,338	18,086,850	9,968,126

NET POSITION	1,877,205	1,877,205	1,777,073	(10,821)	10,983	99,970	3,037,551	343,341

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

37.       LOANS AND OTHER FINANCING

	12/31/2018	12/31/2017	01/01/2017
COMMERCIAL PORTFOLIO

Normal situation	39,863,548	29,890,895	19,386,963
-With “A” Preferred Collateral and Counter-guarantees	3,102,854	821,696	552,267
-With “B” Preferred Collateral and Counter-guarantees	7,174,967	5,951,952	2,870,254
- Without Preferred Collateral nor Counter-guarantees	29,585,727	23,117,247	15,964,442

Subject to special monitoring
- Under Observation	157,615	48,672	9,879
-With “A” Preferred Collateral and Counter-guarantees	5,397	19	—
-With “B” Preferred Collateral and Counter-guarantees	3,785	30,607	4,354
- Without Preferred Collateral nor Counter-guarantees	148,433	18,046	5,525

With problems	31,778	6,028	7,857
-With “A” Preferred Collateral and Counter-guarantees	2,387	—	—
-With “B” Preferred Collateral and Counter-guarantees	10,780	4,849	1,048
- Without Preferred Collateral nor Counter-guarantees	18,611	1,179	6,809

High risk of insolvency	368,871	49,195	33,437
-With “A” Preferred Collateral and Counter-guarantees	3,573	—	2
-With “B” Preferred Collateral and Counter-guarantees	45,750	14,902	17,545
- Without Preferred Collateral nor Counter-guarantees	319,548	34,293	15,890

Uncollectible	24,947	1,540	358
-With “A” Preferred Collateral and Counter-guarantees	—	—	—
-With “B” Preferred Collateral and Counter-guarantees	29	108	—
- Without Preferred Collateral nor Counter-guarantees	24,918	1,432	358

TOTAL COMMERCIAL PORTFOLIO	40,446,759	29,996,330	19,438,494

Notes to Consolidated Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

	12/31/2018	12/31/2017	01/01/2017
CONSUMER AND HOUSING PORTFOLIO

Normal situation	37,159,169	27,377,055	19,331,586
-With “A” Preferred Collateral and Counter-guarantees	540,320	373,863	87,572
-With “B” Preferred Collateral and Counter-guarantees	5,363,601	1,956,645	320,440
- Without Preferred Collateral nor Counter-guarantees	31,255,248	25,046,547	18,923,574

Low Risk	1,886,218	1,094,546	765,194
-With “A” Preferred Collateral and Counter-guarantees	26,512	20,616	2,675
-With “B” Preferred Collateral and Counter-guarantees	140,302	48,442	14,355
- Without Preferred Collateral nor Counter-guarantees	1,719,404	1,025,488	748,164

Medium Risk	1,387,781	797,481	517,377
-With “A” Preferred Collateral and Counter-guarantees	11,560	3,877	378
-With “B” Preferred Collateral and Counter-guarantees	33,497	2,993	5,620
- Without Preferred Collateral nor Counter-guarantees	1,342,724	790,611	511,379

High Risk	1,402,701	818,724	485,830
-With “A” Preferred Collateral and Counter-guarantees	3,148	8,274	—
-With “B” Preferred Collateral and Counter-guarantees	8,971	483	2,059
- Without Preferred Collateral nor Counter-guarantees	1,390,582	809,967	483,771

Uncollectible	135,550	34,740	20,240
-With “A” Preferred Collateral and Counter-guarantees	52	—	—
-With “B” Preferred Collateral and Counter-guarantees	1,166	666	30
- Without Preferred Collateral nor Counter-guarantees	134,332	34,074	20,210

Uncollectible classified as such under regulatory requirements	2,351	1,570	805
-With “A” Preferred Collateral and Counter-guarantees	—	—	—
-With “B” Preferred Collateral and Counter-guarantees	—	—	—
- Without Preferred Collateral nor Counter-guarantees	2,351	1,570	805

TOTAL CONSUMER AND HOUSING PORTFOLIO	41,973,770	30,124,116	21,121,032
TOTAL GENERAL	82,420,529	60,120,446	40,559,526

The preceding note includes the classification of loans using the debtor classification system of the Central Bank of the Argentine Republic. The forecasts and guarantees granted are not included.

Notes to Consolidated Financial Statements

As of  December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

38.       ALLOWANCES FOR LOAN LOSSES

Below is the balance of allowances for loan losses as of December 31, 2018 and 2017 and January 1, 2017:

Concepts	Balance at 12/31/2017	Increases	Withdrawals and direct charges	Balance at 12/31/2018
Other financial assets	257	397	—	654
Loans and other financing
To other financial entities	22,227	7,585	—	29,812
To the Non-Financial Private Sector and Foreign residents
Advance payments	64,982	78,296	(27,839)	115,439
Documents	107,320	200,855	(63,602)	244,573
Mortgage	14,598	42,283	—	56,881
Pledge	3,475	31,508	7,570	42,553
Personal	937,853	2,016,573	(1,786,972)	1,167,454
Credit cards	236,926	846,009	(564,175)	518,760
Finance leases	25,356	32,507	(10,546)	47,317
Others	281,229	964,453	(116,341)	1,129,341
Eventual commitments	3,984	179	(2,967)	1,196
TOTAL	1,698,207	4,220,645	(2,564,872)	3,353,980

Concepts	Balance at 01/01/2017	Increases	Withdrawals and direct charges	Balance at 12/31/2017
Other financial assets	2,473	—	(2,216)	257
Loans and other financing
To other financial entities	18,374	3,853	—	22,227
To the Non-Financial Private Sector and Foreign residents
Advance payments	28,863	40,755	(4,636)	64,982
Documents	74,265	100,824	(67,769)	107,320
Mortgage	2,203	14,253	(1,858)	14,598
Pledge	993	3,499	(1,017)	3,475
Personal	523,517	1,199,767	(785,431)	937,853
Credit cards	125,117	403,312	(291,503)	236,926
Finance leases	15,254	17,300	(7,198)	25,356
Others	197,294	143,566	(59,631)	281,229
Eventual commitments	2,347	1,637	—	3,984
TOTAL	990,700	1,928,766	(1,221,259)	1,698,207

39.       FINANCIAL ASSET AND LIABILITIES OFFSETTING

A financial asset and a financial liability shall be offset and the net amount presented in the statement of financial position when, and only when, the Group fulfill with paragraph 42 of IAS 32, and currently has a legally enforceable right to set off the recognized amounts; and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

In addition, the Group has master netting arrangement that not satisfies the offsetting criteria but creates a right of set-off that becomes enforceable and affects the realization or settlement of individual financial assets and financial liabilities only following a specified event of default or in other circumstances not expected to arise in the normal course of business.

Notes to Consolidated Financial Statements

As of  December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

As of December 31, 2018, 2017 and January 1, 2017, the amount of assets and liabilities subject to a master netting arrangement not offset is as follows:

	Amounts subject to a master netting arrangement not offset
12-31-2018	Financial asset / (Financial liability)	Collateral	Net amount
Credit cards transactions	(1,937,072)	530,451	(1,406,621)
Total	(1,937,072)	530,451	(1,406,621)

	Amounts subject to a master netting arrangement not offset
12-31-2017	Financial asset / (Financial liability)	Collateral	Net amount
Credit cards transactions	(1,311,857)	310,067	(1,001,790)
Total	(1,311,857)	310,067	(1,001,790)

	Amounts subject to a master netting arrangement not offset
01-01-2017	Financial asset / (Financial liability)	Collateral	Net amount
Credit cards transactions	(770,813)	212,127	(558,686)
Total	(770,813)	212,127	(558,686)

Separate Financial Statements

For the financial year ended on December 31, 2018, presented on comparative basis.

GRUPO SUPERVIELLE S.A.

Separate Statement of Financial Position

As of December 31, 2018 and 2017 and January 1, 2017

(Expressed in thousands of pesos)

	12/31/2018	12/31/2017	01/01/2017
ASSETS
CURRENT ASSETS
Cash and due from banks (Notes 6.1 and 15)	3,150	17,171	4,050
Other financial assets (Note 5, 6.2 and 15)	181,791	138,957	830,955
Other debt securities (Note 5, 6.3 and 15)	889,491	4,182,846	—
Tax Receivables (Notes 6.4 and 7)	36	10	—
Other receivables (Notes 6.5 and 7)	135,390	80,885	13,147
TOTAL CURRENT ASSETS	1,209,858	4,419,869	848,152

NON-CURRENT ASSETS
Tax Receivables (Notes 6.4 and 7)	1,424	8,205	11,133
Other receivables (Notes 6.5 and 7)	—	1,682	4,630
Investment in subsidiaries, associates and joint ventures (Note 6.8)	14,935,666	10,014,838	6,015,658
Property, plant and equipment (Note 6.6)	1,792	397	—
Intangible assets (6.7)	1,532,867	2,284	2,284
TOTAL NON-CURRENT ASSETS	16,471,749	10,027,406	6,033,705
TOTAL ASSETS	17,681,607	14,447,275	6,881,857

LIABILITIES
CURRENT LIABILITIES
Commercial debts (Notes 6.9 and 7)	9,186	2,275	671
Financial debts (Notes 6.10 and 7)	4,941	2,728	137,833
Tax payable (Notes 6.11 and 7)	130,691	1,197	2,802
Other debts (Notes 6.12 and 7)	324,706	25,675	2,723
TOTAL CURRENT LIABILITIES	469,524	31,875	144,029

NON-CURRENT LIABILITIES
Financial debts (Notes 6.10 and 7)	23,080	22,870	22,870
Other debts (Notes 6.12 and 7)	33,448	22,955	—
TOTAL NON-CURRENT LIABILITIES	56,528	45,825	22,870
TOTAL LIABILITIES	526,052	77,700	166,899
SHAREHOLDERS’ EQUITY (as per relevant statement)	17,155,555	14,369,575	6,714,958
TOTAL NET LIABILITIES AND SHAREHOLDERS’ EQUITY	17,681,607	14,447,275	6,881,857

The accompanying Notes are an integral part of the Separate Financial Statements.

GRUPO SUPERVIELLE S.A.

Separate Statement of Comprehensive Income

For the financial year ended  on December 31, 2018 and 2017

(Expressed in thousands of pesos)

	12/31/2018	12/31/2017
Interest income (Note 6.13)	129,349	3,488
Interest expenses (Note 6.14)	(9,794)	(9,288)
Net interest income	119,555	(5,800)
Net income from financial instruments at fair value through profit or loss (Note 6.15)	703,106	635,339
Exchange rate difference on gold and foreign currency	(24,072)	3,041
Other operating income (Note 6.16)	158,626	95,467
Net operating income	957,215	728,047
Personnel expenses (Note 6.17)	176,879	39,044
Administration expenses (Note 6.18)	95,841	86,190
Depreciations and impairment of non-financial assets (Note 6.6 and 6.7)	14,895	21
Other operating expenses (Note 6.19)	10,264	32,578
Operating income	659,336	570,214
Profit of associates and joint ventures (Note 6.20)	2,098,545	1,249,991
Income before taxes from continuing operations	2,757,882	1,820,205
Income tax from continuing operations (Note 11)	190,313	363
Net income of activities that continue	2,567,569	1,819,842
Net income of the fiscal year	2,567,569	1,819,842
Net income for the fiscal year attributable to the owners of the parent company	2,567,569	1,819,842
Other comprehensive income	462,413	58,587
Other Comprehensive income attributable to the owners of the parent company	462,413	58,587
Comprehensive income of the fiscal year	3,029,982	1,878,429
Comprehensive income for the fiscal year attributable to the owners of the parent company	3,029,982	1,878,429
Net income from the exercise	2,567,569	1,819,842
Components of Other Comprehensive Income not to be reclassified at the income of the fiscal year
Income of the fiscal year from the participation of Other Comprehensive income of associates and joint ventures recorded through the utilization of the participation method	453,614	58,587
Total Other Comprehensive Income not to be reclassified at the income of the fiscal year	453,614	58,587
Components of Other Comprehensive Income to be reclassified at the income of the fiscal year
Income of the fiscal year from financial instrument at fair value through other comprehensive income	12,570	—
Income tax	(3,771)	—
Total Other Comprehensive income to be reclassified at the income of the fiscal year	8,799	—
Total other comprehensive income	462,413	58,587
Total Comprehensive Income	3,029,982	1,878,429
Total comprehensive income attributable to the owners of the parent	3,029,982	1,878,429
Earnings per share attributable to the owners of the parent company (Note 16)	5,62	4,63

The accompanying Notes are an integral part of the Separate Financial Statements.

GRUPO SUPERVIELLE S.A.

Separate Statement of Changes in Shareholders’ Equity

For the financial year ended on December 31, 2018 and 2017

(Expressed in thousands of pesos)

Item	Capital Stock (Note 12)	Paid in capital	Legal reserve	Other reserves	Retained earnings	Other comprehensive income	Total shareholders’ equity
Balance at December 31, 2016 under Argentine Central Bank	363,777	3,248,435	49,794	1,958,241	1,311,304	—	6,931,551
IFRS Adjustments	—	—	—	—	(294,390)	77,797	(216,593)
Balance at December 31, 2016 under IFRS	363,777	3,248,435	49,794	1,958,241	1,016,914	77,797	6,714,958
Irrevocable contributions received	92,945	5,748,743	—	—	—	—	5,841,688
Profit distribution as approved by general shareholders’ meeting dated April 27, 2017:
- Reserve constitution	—	—	22,961	1,222,843	(1,245,804)	—	—
- Dividend distribution	—	—	—	—	(65,500)	—	(65,500)
Income of the fiscal year	—	—	—	—	1,819,842	—	1,819,842
Other comprehensive income of the fiscal year	—	—	—	—	—	58,587	58,587
Balance as of December 31, 2017	456,722	8,997,178	72,755	3,181,084	1,525,452	136,384	14,369,575

Item	Capital Stock (Note 12)	Paid in capital	Legal reserve	Other reserves	Retained earnings	Other comprehensive income	Total shareholders’ equity
Balance at December 31, 2017 under Argentine Central Bank	456,722	8,997,178	72,755	3,181,084	2,437,059	—	15,144,798
IFRS Adjustments	—	—	—	—	(911,607)	136,384	(775,223)
Balance at December 31, 2017 under IFRS	456,722	8,997,178	72,755	3,181,084	1,525,452	136,384	14,369,575
Paid in capital in subsidiaries	—	(296)	—	—	—	—	(296)
Profit distribution as approved by general shareholders’ meeting dated April 24, 2018:							—
- Reserve constitution	—	—	18,589	2,174,764	(2,193,353)	—	—
- Dividend distribution	—	—	—	—	(243,706)	—	(243,706)
Income of the fiscal year	—	—	—	—	2,567,569	—	2,567,569
Other comprehensive income of the fiscal year	—	—	—	—	—	462,413	462,413
Balance as of December 31, 2018	456,722	8,996,882	91,344	5,355,848	1,655,962	598,797	17,155,555

The accompanying Notes are an integral part of the Separate Financial Statements.

GRUPO SUPERVIELLE S.A.

Separate Statement of Cash Flow (Note 15)

For the financial year ended on December 31, 2018 and 2017

(Expressed in thousands of pesos)

	12/31/2018	12/31/2017
CHANGES IN CASH
Cash and cash equivalents at the beginning of the year (Note 15)	156,128	835,005
Cash and cash equivalents at the end of the fiscal year (Note 15)	816,023	156,128
Increase in cash and cash equivalents	659,895	(678,877)

REASONS FOR CHANGES IN CASH
Net income of the fiscal year	2,567,569	1,819,842
Income tax (Note 11)	190,313	363
Depreciations and devaluations of non-financial assets (Note 6.6 and 6.7)	14,895	21
Fiscal credit provisions write-off	(25,902)	13,019
Profit of associates and joint ventures	(2,098,545)	(1,249,991)
Exchange rate difference on gold and foreign currency	24,072	(3,041)

Cash flow resulting from operating activities
Increase in tax credit	32,657	(10,101)
Increase in other receivables	(52,823)	(64,790)
Increase in commercial debt	6,911	1,604
Increase in tax payable	(60,819)	(1,968)
Increase in other debts	309,525	45,906
Total cash flow resulting from operating activities	907,853	550,864

Cash flow resulting from investment activities
(Payments) / Collections for property, plant and equipment and intangibles	(1,546,874)	1,866
(Increase) / Decrease in other investments	4,530,055	(4,550,249)
Payments for purchase of subsidiaries	(1,406,361)	—
Payments for investments in subsidiaries	(2,271,030)	(2,960,821)
Total cash flow of fund used in investment activities	(694,210)	(7,509,204)

Cash flow resulting from financial activities
Payments of negotiable obligations	2,423	(135,105)
Premium of issuance in subsidiaries	(296)	—
Capital contribution	—	5,841,688
Dividends payments	(243,706)	(65,500)
Total chash flow used in financial activities	(241,579)	5,641,083
Financial results and from holdings on cash and cash equivalents	687,831	638,380
Increase in cash and cash equivalents	659,895	(678,877)

The accompanying Notes are an integral part of the Separate Financial Statements.

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2018 presented on comparative basis

(Expressed in thousands of pesos)

1.              ACCOUNTING STANDARDS AND BASIS OF PREPARATION OF THE SEPARATE  FINANCIAL STATEMENTS

Grupo Supervielle S.A. (hereinafter, “the Group”), is a company whose main activity is the investment in other companies. Its main income is given by the distribution of dividends of such companies and the raising of earnings of other financial assets.

The main investment of the Company accounts for the stake in Banco Supervielle S.A., a financial entity governed pursuant to Law N° 21,526 of Financial Statements and subject to provisions issued by the Argentine Central Bank, in virtue of which the entity has adopted valuation and disclosure guidelines pursuant to provisions included in Title IV, chapter I, Section I, article 2 of the Amended Text 2013 issued by the National Securities Commissions.

The issuance of these Consolidated Financial Statements as of the fiscal year ended on December 31, 2018, was passed by the Board of the Company over the course of its meeting held on March 7, 2019.

1.1. Adoption of IFRS’

The Central Bank of the Argentine Republic (BCRA), through Communications “A” 5541 and amendments, established the convergence plan towards the International Financial Reporting Standards (IFRS) issued by the International Financial Reporting Standards Board (IASB). , for its acronym in English) and the interpretations issued by the Committee on Interpretations of International Financial Reporting Standards (IFRIC), for the entities under its supervision, for the periods beginning on or after January 1, 2018, with the exception of the application of point 5.5 “Impairment” of IFRS 9 “Financial Instruments” and of IAS 29 “Financial Information in Hyperinflationary Economies”.

The comparative figures and those corresponding to the transition date (January 1, 2017) have been modified to reflect the adjustments with the previous accounting framework.

Note 2.3 presents a reconciliation between the figures of the statement of financial position, statement of comprehensive income, statement of other comprehensive income and statement of cash flows corresponding to the consolidated financial statements issued in accordance with the previous Accounting Framework and the figures presented. in accordance with the Accounting Framework established by the BCRA as of January 1, 2018, as of the transition date (January 1, 2017) and the date of adoption (December 31, 2017).

The Group’s management has concluded that the consolidated financial statements fairly present the financial position, financial performance and cash flows.

a) Impairment of financial assets

Through Communication “A” 6430, the B.C.R.A. established that the Financial Entities should begin to apply the provisions regarding the impairment of financial assets contained in point 5.5 of IFRS 9, beginning with the years beginning on January 1, 2020.

For this purpose, IFRS 9 provides for a model of expected credit losses, by which financial assets are classified into three stages of impairment, based on changes in credit quality since their initial recognition, which dictate how an entity measures losses due to impairment. impairment and applies the effective interest method.

In accordance with Communication “A” 6114 of the B.C.R.A., the Entity has applied the regulations described in Note 1.13 for the recognition of credit losses in these financial statements.

As of the date of these consolidated financial statements, the Entity is in the process of quantifying the effect that the application of the aforementioned impairment model would have.

b) Restatement for inflation of the financial statements

IAS 29 “Financial information in hyperinflationary economies” requires that the financial statements of an entity, whose functional currency is that of a high inflation economy, be expressed in terms of the current unit of measurement as of the closing date of the financial year. that is reported, regardless of whether they are based on the historical cost method or the current cost method. For this, in general terms, inflation produced from the date

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2018 presented on comparative basis

(Expressed in thousands of pesos)

of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items. These requirements also include the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as high inflation in the terms of IAS 29, the standard details a series of factors to be considered among which is a cumulative rate of inflation in three years that approximates or exceeds The 100%. It is for this reason that, according to IAS 29, the Argentine economy must be considered as high inflation starting on July 1, 2018.

Briefly, the restatement mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated since they are already expressed in the current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements will be adjusted in accordance with such agreements. The non-monetary items measured at their current values at the end of the reporting period, such as the net realization value or others, will not be restated. The remaining non-monetary assets and liabilities will be restated by a general price index. The loss or gain from the net monetary position will be included in the net result of the reporting period, revealing this information in a separate line item.

However, it must be taken into consideration that, at the time of issuance of these financial statements, Comm. “A” 3921 of the B.C.R.A. that does not admit the presentation of information restated in homogeneous currency before said organism. Therefore, IAS 29 has not been applied in these financial statements.

By virtue of the aforementioned, the Entity’s equity and its results would differ significantly from the balances currently reported, in the case of restating them in constant currency at the measurement date, in accordance with the restatement mechanism foreseen in IAS 29.

1.2. Basis of preparation

These Consolidated Financial Statements have been prepared according to the Accounting Framework established by the Argentine Central Bank described in Note 1.1.

The preparation of these Consolidated Financial Statements requires estimates and evaluations that affect the amount of registered assets and liabilities, and contingent assets and liabilities disclosed as of the issuing date of these Consolidated Financial Statements, as well as registered income and expenses.

The Senior Management of the Company makes estimates in order to calculate, among others, recoverable value of assets, income tax charge and allowances for contingencies. The future real results may differ from the estimates and evaluations made at the preparation date of these Financial Statements.

a)             Going concern

As of the date of these Separate Financial Statements there are no uncertainties with respect to events or conditions that may raise doubts regarding the possibility that the Group continues to operate normally as a going concern.

b)             Unit of measure

The separate financial statements of the Entity recognize the changes in the purchasing power of the currency until February 28, 2003, having discontinued the adjustment for inflation, as of that date, as required by Communication “A” 3921 of the BCRA.

c)              Changes in accounting policies/new accounting standards

The new published standards, modifications and interpretations are listed below, which still have not entered into force for financial years starting as of January 1, 2018, and have not been adopted in advance:

IFRS 16 “Leases”: In January 2016, the IASB issued IFRS 16 “Leases” which sets forth the new model of registration of leasing operations. Under IFRS 16, a contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for a consideration. IFRS 16 requires that the lessee recognize the lease liability which reflects future payments of leases, except for certain short-term lease agreements and leases of low-value assets. The lessors accounting is kept as provided in IFRS 17; however, it is expected that the new accounting model for lessees have an impact on the negotiations between lessors and

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2018 presented on comparative basis

(Expressed in thousands of pesos)

lessees. This standard is effective for annual periods starting on or from January 1, 2019. The Group estimates that the application of this standard will not have a significant impact.

IFRS 17 “Insurance contracts”: In May 18, 2017, the IASB issued IFRS 17 “Insurance contracts” which provides a comprehensive framework based on principles for measurement and presentation of all insurance contracts. The new rule will supersede IFRS 4 Insurance contracts and requires that insurance contracts be measured using cash flows of existing enforcement and that income be recognized as the service is rendered during the coverage period. The standard will come into force for the financial years beginning as from November 1, 2021. The Group is evaluating the impact of the adoption of this new standard.

IFRIC 23 “Uncertainty over income tax treatments”: Such interpretation clarifies how the recognition and measurement requirements of IAS 12 Income tax are applied when there is uncertainty over income tax treatments. This standard was published in June 2017 and will come into force for the financial years beginning as from January 1, 2019.

Modification to IFRS 9 “Financial Instruments”: This amendment allows entities to measure at amortized cost certain instruments that allow early payment with negative compensation. In order for these assets, which include certain loans and bonds, to be measured at amortized cost, the negative compensation must be a “reasonable compensation for early termination” and the asset must be maintained in a business model to maintain for collection. This standard is effective for annual periods beginning on or after January 1, 2019. The Group estimates that the application of this standard will not have a significant impact.

Modification to IAS 28 “Investments in associates and joint ventures”: the amendments introduced clarify the long-term accounting in associates and joint ventures for which the equity method is not applied. Entities must account for such investments in accordance with IFRS 9 “Financial instruments” before applying the impairment requirements of IAS 28 “Investments in associates and joint ventures”. This standard is effective for annual periods beginning on or after January 1, 2019. The Group estimates that the application of this standard would not have a significant impact.

There are no other IFRS or IFRIC interpretations not yet effective and which are expected to have a significant impact on the Group.

1.3. Information by segment

The Group determines operating segments based on performance appraisal reports which are revised by the Board and key personnel of the Senior Management and updated upon changes occur.

The Group considers the business in accordance with the types of products and services available, thus identifying operating segments mentioned in Note 4 as per Consolidated Financial Statements.

2.              MAIN VALUATION CRITERIA

2.1. Assets and liabilities to be settled in pesos

Assets and liabilities pending settlement in pesos are stated at their nominal values, contemplating, where applicable, interest and components accrued at the end of each financial year, which were expensed against income for each financial year. As for receivable and payable balances without related interest rate or without financial set-off, they have been kept at their nominal values which not differ significantly from discounted values.

The receivable at June 2019 originated by the sale of Adval S. A. have been discounted applying the market rate utilized for similar operations.

2.2. Assets and liabilities to be settled in foreign currency

Assets and liabilities in foreign currency were recorded at the applicable rates of exchange in force at the close of operations on the last business day of each financial year, and, when applicable, accrued interests and financial components were recorded as of such dates, being expensed against income for each period. As for receivable and payable balances without related interest rate or without financial set-off, they have been kept at their nominal values which not differ significantly from discounted values. Exchange rate differences were expensed against income for each period/fiscal year.

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2018 presented on comparative basis

(Expressed in thousands of pesos)

2.3. Investments

Other financial assets and Other debt securities

Government Securities at fair value through profit or loss in other comprehensive income:

Government securities are valued at fair value through profit or loss in other comprehensive income when:

(a) such securities are held within a business model that requires contractual cash flows and the sale of financial assets to achieve its object; and

(b) the contractual conditions of the securities enable, on specific dates, cash flows only payable for capital and interest over the amount of the main outstanding principal amount.

Initially, these financial instruments are recognized at fair value plus increasing and directly attributable transaction costs. Later, such instruments are valued at fair value through profit or loss in another comprehensive income. Earnings and losses resulting from changes in the fair value are included in another comprehensive income   within an item separate from the shareholders’ equity. Losses and reversals resulting from impairment, income from interest and earnings and losses from exchange rate are recognized in income. Upon the sale or disposal, previously-accrued earnings or losses recognized in another comprehensive income are moved from the shareholders’ equity to income statement.

Mutual funds Investments: were valued at the unit price in force on the last business day of the year closing.

Investment in subsidiaries, associates and joint

Shares in Banco Supervielle S.A., Cordial Compañía Financiera S.A., Supervielle Seguros S.A., Sofital S.A. F. e I.I., Supervielle Asset Management S.A., Tarjeta Automática S.A., Espacio Cordial de Servicios S.A., InvertirOnline S.AU., InvertirOnline.Com Argentina S.A.U. and Micro Lending S.A.U. have been valued applying the equity method over Financial Statements on such dates. Financial Statements of  Banco Supervielle S.A. and Cordial Compañía Financiera S.A have been drawn up pursuant to accounting standards set by the Argentine Central Bank ’. (See Note 1.1)

It is worth to be mentioned that the Group started to recognized InvertirOnline S.A.U., InvertirOnline.Com Argentina S.AU.. and Micro Lending S.A.U. in its Financial Statements as from the date of acquisition. (See Note 34 to Separate Financial Statements).

Supervielle Seguros S.A’s Financial Statements have been drawn up pursuant to accounting standards set by National Insurance Superintendence, which differ in financial year closing date, which is June 30 of each year, and in certain respects from professional accounting standards. Shares in Supervielle Seguros S.A. have been valued applying the equity method over Financial Statements over the same period regarding Grupo Supervielle S.A.’s Financial Statements.

Financial Statements of Espacio Cordial de Servicios S.A., Supervielle Seguros S.A. Sofital S.A. F. e I.I., Supervielle Asset Management S.A., Tarjeta Automática S.A., InvertirOnline S.A.U., InvertirOnline.Com Argentina S.A.U. and Micro Lending S.A.U. have been adjusted so that such Financial Statements contain criteria similar to those applied by the Group for the preparation of Separate Financial Statements.

Financial Statements of Banco Supervielle SA, Cordial Compañía Financiera S.A., Sofital S.A.F.e I.I, Supervielle Asset Management S.A., Tarjeta Automática S.A. and Espacio Cordial de Servicios S.A. utilized for the calculation of their respective proportional shareholders’ equity value cover the same period regarding the Group’s Financial Statements.

2.4. Intangible Assets

a)             Goodwill:

Goodwill resulting from the acquisition of subsidiaries, affiliates or joint ventures accounts for the excess between:

(i)      the cost of one acquisition, which is valued as the amount of the transferred payment, valued at fair value as of the acquisition date plus the amount of non-controlling interest; and

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2018 presented on comparative basis

(Expressed in thousands of pesos)

(ii)     the fair value of recognizable acquired assets and assumed liabilities of such acquisition.

Goodwill is included in Intangible Assets in the consolidated financial statement.

Goodwill is not amortized. The Group evaluates, annually or upon devaluation indicators, the recoverability of goodwill based on future discounted fund flows plus any other information available as of the preparation of consolidated Financial Statements. Earnings and losses from the sale of an entity include the goodwill balance in the sold entity.

Goodwill is assigned to cash-raising units with the purpose of carrying out recoverability tests. Such assignment applies to those cash-raising units (or group of units), identified in accordance with the operating segment criterion and benefiting from the combination of businesses from which goodwill resulted.

For goodwill resulting from the combination of previous businesses as of transition towards IFRS, the Group has utilized the option set by IFRS 1, “First Adoption of IFRS1” rather than the retroactive IFRS 3 option, “Combination of Businesses”.

b)             Brands and licenses:

The brands and licenses acquired individually are initially valued at cost, while those acquired through business combinations are recognized at their estimated fair value at the date of acquisition.

As of the closing date of the interim condensed consolidated financial statements, intangible assets with a definite useful life are presented net of accumulated depreciation and / or accrued impairment losses, if any. These assets are subject to impairment tests annually or when there are indications of devaluation.

The brands acquired by the Group have been classified as intangible assets with an indefinite useful life. The main factors considered for this classification include the years in which they have been in service and their recognition among industry customers.

Intangible assets with an indefinite useful life are those that arise from contracts or other legal rights that can be renewed without a significant cost and for which, based on an analysis of all the relevant factors, there is no foreseeable limit of the period over which the asset is expected to generate net cash flows for the Group. These intangible assets are not amortized, but are subject, annually or whenever there are indications of devaluation, to annual value recovery tests, either individually or at the level of the cash generating unit. The categorization of the indefinite useful life is reviewed annually to confirm if it is still sustainable.

Impairment losses are recognized when the book value exceeds its recoverable value. The recoverable value of the assets corresponds to the higher of the recoverable value of the asset or its value in use. For purposes of the impairment test, the assets are grouped at the lowest level in which they generate identifiable cash flows (cash-generating units). The devaluations of these non-financial assets - other than goodwill - are reviewed at each reporting date to verify possible reversals.

c)              Software

Costs associated with software maintenance are recognized as an expense when incurred. The development, acquisition and implementation costs that are directly attributable to the design and testing of identifiable and unique software that the Group controls are recognized as assets.

The development, acquisition or implementation costs initially recognized as expenses for a period are not subsequently recognized as the cost of the intangible asset. Costs incurred in the development, acquisition or implementation of software, recognized as intangible assets, are amortized using the straight-line method over their estimated useful lives, within a term not exceeding five years.

2.5. Property, Plant and Equipment

Valued at acquisition or construction cost, net of accrued depreciations and/or accrued devaluation losses, if any. The cost includes expenses not directly attributable to the acquisition or construction of such items.

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2018 presented on comparative basis

(Expressed in thousands of pesos)

Property, plant and equipment acquired through the combination of businesses were initially valued at fair value estimated at the moment of the acquisition.

Following subsequent costs are included in the asset value or recognized as a separate asset, as the case may be, provided that such costs produce future economic benefits for the Group and such cost is value fairly. The book value of the asset that is replaced is withdrawn, thus amortizing the new asset by the remaining useful years at the moment of the improvement.

Reparation and maintenance expenses are recognized in the consolidated income statement of the year such events take place.

The depreciation of these assets is calculated utilizing the straight line method which enables the application of enough annual rates to extinguish their values at the end of their useful life. In the case of an asset that contains different useful lives, such asset is recognized and depreciated as separate items.

2.6. Other receivables and debts

Receivables and liabilities have been valued at their nominal value plus financial results accrued as of each financial year closing. Such resulting values do not differ significantly from those recorded by applying existing accounting standards, which establish that they are to be valued at their best possible estimated receivable or payable amount, respectively, discounted by utilizing a certain rate that shows the time value of the money and specific risks involved in the estimated operation at the moment of its inclusion in assets and liabilities respectively.

Banking and financial debts have been valued in accordance with the amount of money received, net of transaction costs, plus accrued financial results based on the return interest rate estimated upon initial recognition.

2.7. Issued Negotiable Obligations

Negotiable obligations issued by the Group are valued at amortized cost.

2.8. Reserved Earnings and dividend distribution

As for income resulting from dividends, there are certain restrictions for Companies where the Group holds interest. Such restrictions are mentioned in Note 1.28 as per Consolidated Financial Statements.

2.9. Recognition of income

Financial income and expenses are recorded for all assets and liabilities measured at amortized cost in accordance with the effective rate method, thus the differentiation from all positive and negative results which are an integral part of the operation effective rate.

Results contained in the effective rate include expenses or income related to the creation or acquisition of a financial asset or liability, such as issuance costs of Negotiable Obligations. The Group records its non-transferred financial assets at an amortized cost except those included in the item “liabilities at fair value with changes in results”, which are measured at fair value.

The Group’s income from services are recognized in the income statement in accordance with the performance obligations compliance.

2.10.  Shareholders‘ equity

Accounts included in this item are re-expressed at its nominal value.

The paid in capital has been decreased by expenses related to the issuance of shares.

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2018 presented on comparative basis

(Expressed in thousands of pesos)

2.11.  Profit and Loss Accounts

Profit and loss accounts were stated in nominal currency, except for charges for results produced by permanent investments in companies, which were determined — as from their inclusion date — following the proportional net worth value method applied on the issuers’ last Financial Statements as of year closing.

2.12.  Cash Flow

Total cash in “Cash and due from banks” and “Investments”, with residual term not exceeding 90 days are considered cash and cash equivalents.

3.              TRANSITION TO IFRS

3.1 Requirements for the transitions to IFRS

The following sets out a reconciliation between shareholders’ equity and income figures as well as other comprehensive income figures as per Separate Financial Statements issued pursuant to the Accounting Framework as of transition date (January 1, 2017), adoption date (December 31, 2017) and comparative period closing date (December 31, 2017) and figures expressed pursuant to IFRS in these Consolidated Financial Statements.

3.2 IFRS optative exemptions

IFRS 1 allows first-time adopters to consider certain only-once exemptions. Likewise, IFRS requires the application of certain mandatory exemptions. Such exemptions have been provided by IASB to simplify the first application of certain IFRS, thus removing the obligatory nature of their retroactive application.

The following are exemptions and exemptions that are applicable considering IFRS 1 and were used by the Company in converting the accounting standards in force in Argentina to IFRS:

1.              IFRS optative exemptions

The following are optative exemptions applicable to the Company under IFRS 1:

1.1.   Exemption of business combinations

IFRS 1 presents the option of applying IFRS 3 “Business Combinations” prospectively from the date of transition or from a specific date prior to the date of transition. This allows non-retroactive application that would require restatement of all business combinations prior to the transition date. The Group elected to apply IFRS 3 prospectively to business combinations occurring after the date of transition. Business combinations that occurred prior to the transition date have not been restated.

1.2.   Exemption of investments in subsidiaries, joint ventures and associates

When an entity prepares Separate Financial Statements, IAS 27 requires it to account for its investments in subsidiaries, joint ventures and associates either: (a) at cost; (b) in accordance with IFRS 9; or (c) using the equity method as described in IAS 28. If a first-time adopter measures such an investment using the process of the participation method, the entity applying the exemption above mentioned.

1.3.   Exemption of designation of previously recognized financial instruments

According to IFRS 1, an entity can designate an equity investment as a financial measured at fair value through profit or loss, in accordance with paragraph 5.7.5 of IFRS 9 on the basis of the facts and circumstances that exist at the date of transition towards IFRSs.

The Group has not made use of the other optional exemptions available in IFRS 1.

2.         IFRS mandatory exemptions

The following are obligatory exemptions applicable to the Company under IFRS 1:

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2018 presented on comparative basis

(Expressed in thousands of pesos)

2.1.         Estimates exemption

The Company’s estimations in accordance with IFRSs at January 1, 2017 are consistent with estimations made with Argentine GAAP. Therefore, the group´s estimations were not review by application of IFRS, except if necessary to reflect any difference in accounting policies.

2.2.         Non-controlling interest exemption

According to IFRS 1 a first-time adopter shall apply the requirements of IFRS 10 “Consolidated Financial Statements” prospectively for accounting the shareholders changes in a subsidiary without resulting a loss of control. The Company records non-controlling acquisitions that do not result in control changes at book value. Additionally, the Group accounts for non-controlling interest provisions that do not result in changes in control at their book value, recognizing any difference between the consideration received and the book value of non-controlling interests assigned in the income statement. The Group has not restated such acquisitions or provisions prior to the date of transition.

2.3.         Withdrawals in financial assets and liabilities account exemption

IFRS 1 requires that a first-time adopter apply the requirements for derecognition of financial assets and liabilities set by IFRS 9 “Financial Instruments” prospectively, for the transactions after January 1, 2017.

2.4.         Exemption of classification and rating of financial assets

IFRS 1 requires that an entity shall assess whether a financial asset meets the conditions to be measured at amortized cost or at fair value with changes in other comprehensive results based on the facts and circumstances that exist at January 1, 2017.

The other obligatory exemptions in IFRS 1 have not been applied because they are not material to the Group.

3.3 Required reconciliations

The items and amounts included in the reconciliation are subject to changes and will be considered as final when preparing the Financial Statements as of December 31, 2018, for the financial year in which IFRSs are applied at first.

3.3.1. Shareholders’ equity reconciliation at December 31, 2017 and January 1, 2017.

	Ref.	12/31/2017 BCRA	Reclassifications	Adjustments	12/31/2017 IFRS
ASSETS
CURRENT ASSETS
Cash and Banks		17,171	(17,171)	—	—
Cash and deposits in Banks		—	17,171	—	17,171
Investments		4,321,803	(4,321,803)	—	—
Other financial assets		—	138,957	—	138,957
Other debt securities		—	4,182,846	—	4,182,846
Tax credit		10	—	—	10
Other receivables		80,885	—	—	80,885
Total Current Assets		4,419,869	—	—	4,419,869

NON-CURRENT ASSETS
Non-current tax credit		8,205	—	—	8,205
Other non-current receivables		1,682	—	—	1,682
Investment in subsidiaries, associates and joint ventures	a.	—	10,790,061	(775,223)	10,014,838
Permanent investments		10,792,345	(10,792,345)	—	—
Premises and equipment		397	(397)	—	—
Property, plant and equipment		—	397	—	397
Intangible Assets		—	2,284	—	2,284
Total non-current assets		10,802,629	—	(775,223)	10,027,406
Total Assets		15,222,498	—	(775,223)	14,447,275

LIABILITIES
CURRENT LIABILITIES
Commercial debt		2,275	—	—	2,275
Financial debt		2,728	—	—	2,728
Tax payable		1,197	—	—	1,197
Other debts		25,675	—	—	25,675
Total current liabilities		31,875	—	—	31,875

NON-CURRENT LIABILITIES
Non- current financial debts		22,870	—	—	22,870
Other non-current debts		22,955	—	—	22,955
Total non-current liabilities		45,825	—	—	45,825
Total liabilities		77,700	—	—	77,700

SHAREHOLDERS’EQUITY
Capital stock, contributions and reverses		12,707,739	—	—	12,707,739
Other accrued comprehensive income	a.	—	—	58,552	58,552
Retained earnings	a.	2,437,059	—	(833,775)	1,603,284
Total shareholders’ equity		15,144,798	—	(775,223)	14,369,575
Total liabilities and shareholders’ equity		15,222,498	—	(775,223)	14,447,275

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2018 presented on comparative basis

(Expressed in thousands of pesos)

	Ref.	01/01/2017 BCRA	Reclassifications	Adjustments	01/01/2017 IFRS
ASSETS
CURRENT ASSETS
Cash and Banks		4,050	(4,050)	—	—
Cash and deposits in Banks		—	4,050	—	4,050
Investments		830,955	(830,955)	—	—
Other financial assets		—	830,955	—	830,955
Other receivables		13,147	—	—	13,147
Total Current Assets		848,152	—	—	848,152

NON-CURRENT ASSETS
Non-current tax credit		11,133	—	—	11,133
Other non-current receivables		4,630	—	—	4,630
Permanent investments		6,234,535	(6,234,535)	—	—
Investment in subsidiaries, associates and joint ventures	a.	—	6,232,251	(216,593)	6,015,658
Intangible Assets		—	2,284	—	2,284
Total non-current assets		6,250,298	—	(216,593)	6,033,705
Total Assets		7,098,450	—	(216,593)	6,881,857

LIABILITIES
CURRENT LIABILITIES
Commercial debt		671	—	—	671
Financial debt		137,833	—	—	137,833
Tax payable		2,802	—	—	2,802
Other debts		2,723	—	—	2,723
Total current liabilities		144,029	—	—	144,029

NON-CURRENT LIABILITIES
Non- current financial debts		22,870	—	—	22,870
Other non-current debts		—	—		—
Total non-current liabilities		22,870	—	—	22,870
Total liabilities		166,899	—	—	166,899

SHAREHOLDERS’EQUITY
Capital stock, contributions and reverses		5,620,247	—	—	5,620,247
Other accrued comprehensive income		—	—	77,797	77,797
Retained earnings	a.	1,311,304	—	(294,390)	1,016,914
Total shareholders’ equity		6,931,551	—	(216,593)	6,714,958
Total liabilities and shareholders’ equity		7,098,450	—	(216,593)	6,881,857

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2018 presented on comparative basis

(Expressed in thousands of pesos)

3.3.2. Reconciliation of net income for the financial year ended on December 31, 2017.

	Ref.	12/31/2017 BCRA	Reclassifications	Adjustments	12/31/2017 IFRS
FINANCIAL INCOME
Interest income		—	3,488	—	3,488
Interest expenses		—	(9,288)	—	(9,288)
Net interest income		—	(5,800)	—	(5,800)
Net income from financial instruments at fair value through profit or loss		—	635,339	—	635,339
Exchange rate difference on gold and foreign currency		—	3,041	—	3,041
Financial income and from holding produced by assets		203,110	(203,110)	—	—
Financial income and from holding produced by liabilities		(7,637)	7,637	—	—
Other operating income		37,028	58,439	—	95,467
Net operating income		232,501	495,546	—	728,047
Personnel Expenses		—	(39,044)	—	(39,044)
Administration expenses		(76,584)	(10,034)	428	(86,190)
Depreciations and impairment non-financial assets		—	(21)	—	(21)
Other operating expenses		—	(32,578)	—	(32,578)
Operating income		155,917	413,869	428	570,214
Income from investments in associates		1,429,776	(1,429,776)	—	—
Profit of associates and joint ventures	a,	—	1,429,776	(179,785)	1,249,991
Result before taxes from continuing operations		1,585,693	413,869	(179,357)	1,820,205
Income tax from continuing operations			363	—	363
Net income		1,585,693	413,506	(179,357)	1,819,842
Net income of fiscal year attributable to parent company		—	—	—	1,819,842
Other Comprehensive Income		—	—	—	58,587
Other comprehensive income attributable to parent company		—	—	—	58,587
Total Comprehensive Income		1,585,693	413,506	(179,357)	1,878,429
Total comprehensive income attributable to parent company		—	—	—	1,878,429

3.3.3. Explanation of adjustments

a)             Investment in subsidiaries, associates and joint ventures

The value of investments at proportional equity value based on adjustments resulting from IFRS transition of said entities was adjusted.

4.              FINANCIAL INSTRUMENTS

The portfolio of financial instruments held by the Group is detailed below, as of December 31, 2018 and 2017 and January 1, 2017:

Financial Instruments as of 12/31/2018	Fair value - PL	Amortized cost	Fair value - OCI	Total
Assets
- Other debt securities	181,791	—	—	181,791
- Other financial assets	—	—	889,491	889,491
Total Assets	181,791	—	889,491	1,071,282
Liabilities
- Financial debts	—	28,023	—	28,023
Total Liabilities	—	28,023	—	28,023

Financial Instruments as of 12/31/2017	Fair value - PL	Amortized cost	Fair value - OCI	Total
Assets
- Other debt securities	138,957	—	—	138,957
- Other financial assets	4,182,846	—	—	4,182,846
Total Assets	4,321,803	—	—	4,321,803
Liabilities
- Financial debts	—	25,598	—	25,598
Total Liabilities	—	25,598	—	25,598

Financial Instruments as of 01/01/2017	Fair value - PL	Amortized cost	Fair value - OCI	Total
Assets
- Other debt securities	830,955	—	—	830,955
Total Assets	830,955	—	—	830,955
Liabilities
- Financial debts	—	160,703	—	160,703
Total Liabilities	—	160,703	—	160,703

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2018 presented on comparative basis

(Expressed in thousands of pesos)

5.              FAIR VALUES

5.1 Fair Value of Financial Instruments

The Group classifies fair values of financial instruments in a three level hierarchy according to the reliability of the inputs used to determine them.

Fair Value level 1:  The fair value of financial instruments traded in active markets (such as publicly-traded derivatives, debt securities or available for sale) is based on market quoted prices as of the date of the reporting period. If the quote price is available and there is an active market for the instrument, it will be included in Level 1. Otherwise, it will be included in Level 2.

Fair Value level 2: The fair value of financial instruments which are not traded in active markets, such as over-the-counter derivatives, is determined using valuation techniques that maximize the use of observable market data and rely the least possible on the Group’s specific estimates. If all significant inputs required to fair value a financial instrument are observable, such instrument is included in level 2. If the inputs used to determine the price are not observable, the instrument will be included in Level 3.

Fair Value level 3: If one or more significant inputs are not based on observable market data, the instrument is included in level 3.

The financial instruments of the Group measured at fair value as of December 31, 2017 and 2018, and January 1, 2017, are detailed below:

Financial Instruments as of 12/31/2018	FV level 1	FV level 2	FV level 3
Assets
- Other financial assets	181,791	—	—
- Other debt securities	889,491	—	—
Total	1,071,282	—	—

Financial Instruments as of 12/31/2017	FV level 1	FV level 2	FV level 3
Assets
- Other financial assets	138,957	—	—
- Other debt securities	4,182,846	—	—
Total	4,321,803	—	—

Financial Instruments as of 01/01/2017	FV level 1	FV level 2	FV level 3
Assets
- Other financial assets	830,955	—	—
Total	830,955	—	—

Valuation Techniques

The valuation techniques for the determination of Reasonable Values include:

• Market prices or prices of similar instruments.

• Determination of the estimated current value of the instruments.

All fair value estimates are included in level 2. To this end, the Entity uses valuation techniques using spot rate curves that estimate yield curves based on the market price.

They are detailed below:

• Interpolation model: It consists of the determination of the value of financial instruments that do not have a market price at the closing date, based on the quotations of assimilable species (both in terms of issue, currency, and duration) in the active market ( MAE, Bolsar or secondary) through the linear interpolation of them. This technique has been used by the Entity to determine the fair value of the instruments issued by the BCRA and Treasury Bills without quotation at the end of this period.

• Performance Curve Model under Nelson Siegel: This model proposes a continuous function to model the trajectory of the instant forward interest rate considering as a domain the term comprised until the next interest and / or capital payment. It consists in the determination of the price of a species by means of a model of risk value at theoretical price, estimating

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2018 presented on comparative basis

(Expressed in thousands of pesos)

for this the volatility through market curves. The Entity has used this model to estimate prices in negotiable obligations or adjustable species by BADLAR rate or inflation.

According to IFRS, the estimated residual value of an instrument at the beginning is, generally, the price of the transaction. In the event that the transaction price differs from the determined fair value, the difference will be recognized in the Income Statement proportionally during the term of the instrument. As of December 31, 2018, no differences have been recorded with respect to the previous year.

5.2 Fair Value of Other Financial Instruments

The Group has financial instruments that are not valued at fair value. For most of them, the fair value does not differ substantially from its residual value, because the interest rate to pay or collect is similar to the market rates, or the instrument is of short duration.

6.              COMPOSITION OF THE MAIN ITEMS OF THE SEPARATE STATEMENT OF FINANCIAL POSITION AND OF THE SEPARATE STATEMENT OF COMPREHENSIVE INCOME:

	12/31/2018	12/31/2017	01/01/2017
6.1. Cash and due from banks
Fixed fund	3	1	3
Deposits in banks	3,147	17,170	4,047
	3,150	17,171	4,050
6.2. Other financial assets
Premier Renta Plus in pesos class A	2,354	13,229	1,625
Premier Renta Fija Ahorro Clase A	18,858	—	—
Premier Inversion - Class A	16,647	125,728	829,330
Premier Renta Mixta in Dollars - Class A	30,686	—	—
Premier Performance Dollars - Class A	113,246	—	—
	181,791	138,957	830,955
6.3. Other debt securities
I16Y8 - Central Bank Bills $ - Mat. 05/16/2018 273 days	—	456,903	—
I21J18 - Central Bank Bills $ - Mat. 06/21/2018 274 days	—	2,683,216	—
I18L8 - Central Bank Bills $ - Mat. 07/18/2018 273 days	—	1,042,727	—
LTPA9 — Treasury Bills $ - Mat. 04/30/2019	258,409	—	—
LTPE9 - Treasury Bills $ - Mat. 01/31/2019	631,082	—	—
	889,491	4,182,846	—
6.4. Tax receivables:
Current:
VAT RG 549 CF	36	10	—
	36	10	—
Non Current:
Earnings — Withholdings	—	3,909	9,588
Earnings — Positive Balance	—	5,374	1,545
Minimum Presumed Income - Advance payments	—	801	—
Presumed minimum income — Positive Balance	—	—	2,869
Minimum Presumed Income — Credit of IG	—	11,757	—
Bank Loan Tax - 34% Payment in advance	—	12,266	9,941
Tax credit provision	—	(25,902)	(12,810)
Deferred Tax Asset (Note 10)	1,424	—	—
	1,424	8,205	11,133
6.5. Other receivables:
Current:
Debtors from services	6,948	5,830	9,705
Receivables from the sale of investments	894	11,108	667
Insurance paid in advance	1,052	2,525	2,525
Advance payments to providers	—	7	1
Salary advances	3,102	4,207	249
Other credits	3	—	—
Retirement insurance	123,391	57,208	—
	135,390	80,885	13,147
Non current:
Receivables from the sale of investments	—	629	1,053
Insurance paid in advance	—	1,053	3,577
	—	1,682	4,630

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2018 presented on comparative basis

(Expressed in thousands of pesos)

6.6. Property, plant and equipment

	Gross carrying amount				Depreciation					Net	Net	Net
Item	At the beginning of the year	Additions	Disposals	At the end of the year	At the beginning of the year	Aliquot	Disposals	Of the year	At the end of the year	carrying amount as of 12/31/2018	carrying amount as of 12/31/2017	carrying amount as of 01/01/2017
Vehicles	418	1,530	—	1,947	21	20%	—	134	155	1,792	397	—
Total to exercise	418	1,530	—	1,947	21	—	—	134	155	1,792	397	—

6.7. Intangible assets

	Gross carrying amount				Depreciation					Net	Net	Net
Item	At the beginning of the year	Additions	Disposals	At the end of the year	At the beginning of the year	Total useful life	Disposals	Of the year	At the end of the year	carrying amount as of 12/31/2018	carrying amount as of 12/31/2017	carrying amount as of 01/01/2017
Business Key	2,284	1,193,583	—	1,195,867	—	—	—	—	—	1,195,867	2,284	2,284
Relations with clients	—	254,465	—	254,465	—	16	—	10,603	10,603	243,862	—	—
Brand	—	72,348	—	72,348	—	—	—	—	—	72,348	—	—
Proprietary Software & Technology	—	24,948	—	24,948	—	4	—	4,158	4,158	20,790	—	—
Total to exercise	2,284	1,545,344	—	1,547,628	—	—	—	14,761	14,761	1,532,867	2,284	2,284

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2018 presented on comparative basis

(Expressed in thousands of pesos)

6.7.1 Goodwill’s impairment test

Goodwill are assigned to the Group’s cash generating units on the basis of the operating segments.

	12/31/2018	12/31/2017	01/01/2017
Supervielle Seguros S.A.	1,130	1,130	1,130
Cordial Compañía Financiera S.A.	1,154	1,154	1,154
InvertirOnline S.AU. / InvertirOnline.Com Argentina S.A.U	667,787	—	—
Micro Lending S.A.U	525,796	—	—
TOTAL	1,195,867	2,284	2,284

The goodwill values recorded as of December 31, 2018 and 2017, have been tested as of the date of the financial statements and no adjustments for impairment have been determined as a result of the analyzes performed.

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2018 presented on comparative basis

(Expressed in thousands of pesos)

6.8. Investment in subsidiaries, associates and joint ventures

					Issuers’ last Financial Statements				Book value	Book value
			Market			Capital	Shareholders’	Book value	at	at
	Subsidiary	Class	Value/Nominal	Number	Main Activity	Stock	equity	at 12.31.2018	12.31.2017	01.01.2017
	Banco Supervielle S.A.	Ord.	1	786,006,581	Commercial Bank	808,852	13,185,481	12,772,528	8,891,848	5,410,164
	Cordial Compañía Financiera S.A.	Ord.	1	9,023,279	Financial Company	180,465	1,260,876	63,026	74,770	32,730
	Sofital S.A.F.e.I.I.	Ord.	1	20,854,642	Financial operations and administration of securities	21,544	627,460	421,657	329,200	132,767
	Tarjeta Automática S.A.	Ord.	1	397,091,618	Promotion, spreading, creation, purchase-sale, professional services and other activities related with the creation and functioning of credit, debit and similar cards for the acquisition of all type of goods, products, services, or other type, processing clients’ accounts, Clearing and/or compensation among clients, and/or adhered entities and/or admitted in the system,	453,819	400,309	341,657	158,704	17,000
	Supervielle Asset Management S.A.	Ord.	1	1,336,915	Mutual Fund Management	1,407	181,835	172,707	113,619	75,417
	Cordial Microfinanzas S.A.	—	—		Technical and financial assistance of productive projects developed by partner groups, family start-ups, recovered companies and small start-ups,	—	—	—	—	33,680
	Espacio Cordial de Servicios S.A.	Ord.	1.000	1,273	Trading of products and services	1,340	316,085	278,646	156,809	73,591
	Supervielle Seguros S.A.	Ord.	10	1,393,391	Insurance company	1,625	548,422	500,088	289,888	236,900
	Viñas del Monte S.A.	—	—	—	Agro-industry— Vine Crops	—	—	—	—	3,409
	FF Fintech SUPV I	—	—		Financial Trust	25,479	25,106	25,106	—	—
	Micro Lending S.A.U.	Ord.	1	362,000,000	Financing investments	362,000	213,136	199,232	—	—
	InvertirOnline S.A.U	Ord.	100	2,400	Settlement and Clearing Agent	240	147,982	161,019	—	—
Invertir Online	InvertirOnline.Com Argentina S.A.U	Ord.	0,01	80,451,077	Representations	804	9,316		—	— —
Total investments in subsidiaries, associates and joint ventures								14,935,666	10,014,838	6,015,658

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

	12/31/2018	12/31/2017	01/01/2017
6.9. Commercial debts:
Current:
Various creditors	17	—	—
Debts to pay subsidiaries	—	—	309
Provision for expenses and general services	1,424	—	68
Provision for expenses to be paid to subsidiaries	170	273	82
Suppliers in foreign currency	1,948	1,996	40
Suppliers	5,627	6	172
	9,186	2,275	671
6.10. Financial debts:
Current:
Negotiable Obligations	4,941	2,728	137,833
	4,941	2,728	137,833

Non current:
Negotiable Obligations	23,100	23,100	22,870
Issuing costs of negotiable obligations	(20)	(230)	—
	23,080	22,870	22,870

As of December 31, 2018 and 2017 and January 1, 2017, Grupo Supervielle S.A. held the following series of negotiable obligations pursuant to issuance conditions as set out below:

Class	Date of Issuance	Currency	Amount (in thousands)	Rate	Maturity date.	12/31/2018	12/31/2017	01/01/2017
XIII	01/31/2014		$23,100	BADLAR + 6,25%	01/31/2019	28,023	25,598	25,464
XX	07/28/2015		$129,500	Mixta: Fija 27,5% hasta el 6to mes y BADLAR + 4,5% hasta el vencimiento.	01/28/2017	—	—	135,239
Total						28,023	25,598	160,703

As of the date of issuance of these financial statements, both classes have been fully amortized.

	12/31/2018	12/31/2017	01/01/2017
6.11. Taxes payable:
Current:
Payable VAT	953	—	2,295
Payable Turnover Tax	343	643	392
Payable Income Tax Withholding	542	554	115
Income Tax Provision	128,853	—	—
	130,691	1,197	2,802

6.12. Other debts:
Current:
Payable salaries and bonuses	14,150	19,635	2,723
Capital increase expenses provision	—	6,040	—
Debt from purchase of subsidiaries	310,556	—	—
	324,706	25,675	2,723

Non-Current:
Provision for long-term incentive	33,448	22,955	—
	33,448	22,955	—

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

	12/31/2018	12/31/2017
6.13 Interest income
Earned interests	129,349	3,488
	129,349	3,488
6.14. Interest expenses
Interest paid for overdraft	—	(5)
Expenses from NO issuance	(570)	(549)
Lost interest from NO issuance	(9,224)	(8,734)
	(9,794)	(9,288)
6.15. Net income from financial instruments at fair value through profit or loss
Interests from Time Deposits	17,447	28,318
Income from Holding — MF	618,421	328,733
Income from Holding —Government Securities	22,042	269,189
Income from Hedge — Forward contract	45,196	9,099
	703,106	635,339
6.16. Other operating income
Subsidiaries’ advisory fees	65,129	53,987
Third parties’ advisory fees	2,666	3,206
Royalties	4,648	5,713
Other incomes	2,022	2,082
Revaluation of retirement insurance contributions	57,631	29,512
Financial income from sale of shares	25,902	—
Income from sale of shares	628	967
	158,626	95,467

6.17 Personnel expenses
Personnel expenses	176,879	39,044
	176,879	39,044

6.18 Administration expenses
Bank expenses	2,147	309
Professional fees	44,657	14,455
Fees to directors and syndics	12,408	25,418
Taxes, rates and contributions	18,219	38,075
Insurance	2,818	2,584
Expenses and office services	3,044	1,873
Other expenses	12,548	3,476
	95,841	86,190

6.19. Other operating expenses
Turnover tax from Service Activities	(3,882)	(3,144)
Turnover tax from Financial Activities	(5,010)	(16,320)
Donations	—	(8)
Previsioned Fiscal Credits		(13,092)
Tax credit prescription	—	(12)
Compensatory interests	(156)	(2)
Lost interests	(1,216)	—
	(10,264)	(32,578)

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

	12/31/2018	12/31/2017
6.20. Result for associates and joint ventures

Results from equity investment in Banco Supervielle S.A.	1,588,667	715,185
Results from equity investment in Cordial Compañía Financiera S.A.	(30,744)	5,554
Results from equity investment in Tarjeta Automática S.A.	(79,546)	10,452
Results from equity investment in Cordial Microfinanzas S.A.	—	1,355
Results from equity investment in Supervielle Asset Management S.A.	166,438	107,553
Results from equity investment in Espacio Cordial de Servicios S.A.	143,283	105,515
Results from equity investment in Supervielle Seguros S.A.	306,278	218,780
Results from equity investment in Sofital S.A.F. e I.I.	88,570	85,597
Results from equity investment in Micro Lending S.A.U.	(164,454)	—
Results from equity investment in InvertirOnline S.A. e InvertirOnline.Com Argentina S.A.	68,925	—
Results from equity investment in FF Fintech	11,128	—
	2,098,545	1,249,991

7.              LOAN AND DEBT ESTIMATED TERMS

The composition of loans and debts in accordance with collection or payment estimated terms and interest rate accrued as of December 31, 2018 is as follows:

	Tax Credits	Other Credits	Commercial Debts	Financial Debts	Fiscal Charges	Other Debts
To mature:
1st. Quarter	36	41,637	9,186	4,941	130,691	324,706
2nd. Quarter	—	31,327	—	—	—	—
3rd. Quarter	—	31,315	—	—	—	—
4th. Quarter	—	31,111	—	—	—	—
Over a year	1,424	—	—	23,080	—	33,448
Subtotal to mature:	1,460	135,390	9,186	28,021	130,691	358,154
Matured term	—	—	—
Total	1,460	135,390	9,186	28,021	130,691	358,154
At fixed rate	—	894	—	—	—	—
At floating rate	—	—	—	23,100	—	—
Not accrue interest	1,460	134,496	9,186	4,921	130,691	358,154
Total	1,460	135,390	9,186	28,021	130,691	358,154

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

8.              ASSETS AND LIABILITIES IN FOREIGN CURRENCY

		12/31/2018			12/31/2017	01/01/2017
		Class and amount of foreign currency (in thousands of dollars)	Exchange rate (in pesos)	Balance in pesos	Balance in pesos	Balance in pesos
ASSETS
Non-current assets
Cash and due from banks
Banco Supervielle S.A.	U$S	1	37,8083	36	15,960	—
Exprinter International Bank	U$S	4	37,8083	156	81	76
JP Morgan Chase Bank S.A	U$S	51	37,8083	1,937	550	3,407

Other financial assets
Premier Renta Mixta en Dolars - Class A	U$S	812	37,8083	30,686	—	—
Premier Performance Dolars - Class A	U$S	2,995	37,8083	113,246	—	—

Other receivables
Retirement insurance	U$S	3,264	37,8083	123,391	57,208	—
Receivable from sale of subsidiary	U$S	—	—	—	10,243	—
Total non-current assets		7,127	—	269,452	84,042	3,483
TOTAL ASSETS		7,127	—	269,452	84,042	3,483

LIABILITIES
Current liabilities
Commercial debts
Providers	Eur	52	37,8083	1,948	1,996	40

Other debts
Provision from share issuance expenses	U$S	—	37,8083	—	6,002	—
Deudas por compra de subsidiarias	U$S	8,214	37,8083	310,556	—	—
Total current liabilities		8,295	—	312,504	7,998	40

Non-current liabilities
Other debts
Provision from long term incentive	U$S	885	37,8083	33,447	22,955	—
Total non-current liabilities		885	—	33,447	22,955	—
TOTAL LIABILITIES		9,150	—	345,951	30,953	40

NET POSITION		6,242	—	(76,499)	53,089	3,443

9.              RESTRICTED ASSETS

As of December 31, 2018 and 2017 and January 1, 2017, the Group does not hold restricted assets.

10.       COMPANIES UNDER SECT. 33 OF CORPORATE LAW AND OTHER RELATED COMPANIES

As of December 31, 2018, December 31, 2017 and January 1, 2017, corporations where Grupo Supervielle S.A. holds direct or indirect shares, and with which it consolidates its Financial Statements:

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

				Direct interest in Capital Stock			Direct and Indirect interest in Capital Stock
Company	Condition	Legal Address	Main Activity	12/31/2018	12/31/2017	01/01/2017	12/31/2018	12/31/2017		01/01/2017
Banco Supervielle S.A.	Controlled	Bartolomé Mitre 434, CABA	Commercial Bank	97,03%	96,77%	96,23%	99,89%	99,88	%(1)	98,23	%(1)
Cordial Compañia Financiera S.A.	Controlled	Reconquista 320, CABA.	Financial Company	5,00%	5,00%	5,00%	99.90%	99,89%		98,32%
Tarjeta Automática S.A.	Controlled	Bartolomé Mitre 434, CABA	Credit Card	87,50%	87,50%	87,50%	99.99%	99,99%		99,78%
Supervielle Asset Management S.A.	Controlled	Bartolomé Mitre 434, CABA	MTF Managing Agent	95,00%	95,00%	95,00%	100,00%	100,00%		100,00%
Sofital S.A.F. e I.I.	Controlled	Bartolomé Mitre 434, CABA	Financial operations and administration of securities	96,80%	96,80%	95,03%	100,00%	100,00%		100,00%
Espacio Cordial de Servicios S.A.	Controlled	San Martín 719, Ciudad de Mendoza	Trading of products and services	95,00%	95,00%	95,00%	100,00%	100,00%		100,00%
Supervielle Seguros S.A	Controlled	Reconquista 320, CABA	Insurance Company	95,00%	95,00%	95,00%	100,00%	100,00%		100,0%
Micro Lending S.A.	Controlled	Guido 1926 1° piso- C.A.B.A.	Financing investments	100,00%	—	—	100,00%	—		—
Invertir Online S.A.U.	Controlled	San Martin 323, 11° Piso. C.A.B.A	Settlement and Clearing Agent	100,00%	—	—	100,00%	—		—
InvertirOnline.Com Argentina S.A.U.	Controlled	San Martin 323, 11° Piso. C.A.B.A	Representations	100,00%	—	—	100,00%	—		—

(1)               Grupo Supervielle S.A.’s direct and indirect interest in Banco Supervielle votes amounts to 99,87% as of 12/31/18 and 12/31/17.

As of February 17, 2017, Grupo Supervielle S.A. and Banco Supervielle S.A. made an irrevocable capital contribution in advance of future capital increases to Cordial Compañía Financiera for an amount of 5,000 and 95,000, respectively. On March 22, 2017 CCF held an Extraordinary Shareholders’ meeting by which it resolved to accept such contributions and increase the capital stock in the amount of 19,348 with a paid in capital from 80,652.

As of March 27, 2017, Grupo Supervielle S.A. made an irrevocable capital contribution in advance of future capital increases to Banco Supervielle S.A. for an amount of 95,000. On May 4, 2017 Banco Supervielle S.A. held an Ordinary and Extraordinary Shareholders’ meeting by which it resolved to accept such contributions and increase the capital stock in the amount of 4,594 with a paid in capital from 90,406.

As of March 20, 2017, Grupo Supervielle S.A. with its subsidiary Banco Supervielle S.A. accepted a purchase offer received on all the shares of Cordial Microfinanzas S.A. carried out by Ciudad Microempresas S.A., a company whose shareholders are Corporación Buenos Aires Sur and Banco Ciudad de Buenos Aires. The transaction was carried out on December 31, 2017 for a total value of 46,500, of which 40,688 correspond to the Entity.

As of May 26, 2017, the Entity, its subsidiary Sofital S.A.F. e I.I. and Mr. Julio Patricio Supervielle perfected the transfer of all the shares of Viñas del Monte S.A., a marginal and non-strategic asset,  this transaction were made for the combined amount of (a) U.S.$. 1,5 million plus or minus (b) the result of the difference between the sales value of the grapes of the 2017 vintage of Viñas del Monte S.A. and financial debt (debt contracted by that company at the closing date, with Argentine financial institutions and in accordance with its Financial Statements and its balance sheet).

As of July 24, 2017, Grupo Supervielle S.A. and Banco Supervielle S.A. made an irrevocable capital contribution in advance of future capital increases to Cordial Compañía Financiera for an amount of 2,500 and 47,500 respectively.

As of September 20, 2017, Grupo Supervielle S.A., Banco Supervielle S.A. and Cordial Compañía Financiera made an irrevocable capital contribution in advance of future capital increases to Tarjeta Automática for an amount of 131,250, 15,000 and 3,750, respectively.

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

As of November 24, 2017, Grupo Supervielle S.A. made an irrevocable capital contribution to Banco Supervielle S.A. for an amount of 2,600,000. On same date, Banco Supervielle S.A. held an Ordinary Shareholders’ meeting by which it resolved to accept such contributions and increase the capital stock in the amount of 105,453 with a paid in capital from 2,494,547.

As of December 12, 2017, Grupo Supervielle S.A. and Banco Supervielle S.A. made an irrevocable capital contribution in advance of future capital increases to Cordial Compañía Financiera for an amount of 30,000 and 570,000 respectively.

As of January 16, 2018, Grupo Supervielle S.A. and Banco Supervielle S.A. made an irrevocable capital contribution in advance of future capital increases to Cordial Compañía Financiera for an amount of 19,000 and 361,000 respectively. On January 24, 2018, CCF held an Ordinary Shareholders’ meeting by which it resolved to accept the contributions received on July 24, 2017, December 12, 2017 and January 16, 2018, and increase the capital stock in the amount of 56,751 with a paid in capital from 973,249.

On March 14, 2018, Grupo Supervielle S.A., Banco Supervielle S.A. and Cordial Compañía Financiera made an irrevocable capital contribution in advance of future capital increases to Tarjeta Automática for an amount of 262,500, 30,000 and 7,500 respectively. On March 19, 2018, Tarjeta Automática S.A. held Ordinary Shareholders’ meeting by which it resolved to capitalize such contributions on September 20, 2017 and March 14, 2018 and increase the capital stock in the amount of 450,000.

On February 16, 2018, Grupo Supervielle S.A.’ s Board of Directors approved the set-up of Fideicomiso Financiero Finterch Supervielle I, aimed at the investment of new projects in financial technology and insurance technology for an amount of USD 3 million.

On May 14, 2018, Grupo Supervielle S.A made an irrevocable capital contribution in advance of future capital increases to Banco Supervielle S.A for an amount of 861,000. On April 19, 2018, Banco Supervielle S.A. held Ordinary Shareholders’ meeting by which it resolved to capitalize contributions received increasing the capital stock in the amount of 27,578,475 with a paid in capital from 833,421.

On May 2, 2018 and May 24, 2018, Grupo Supervielle S.A has acquired Micro Lending S.A.U. and Invertir Online S.A.U. (See Note 34 to Consolidated Financial Statements).

On August 21, 2018 and November 12, 2018, the Board of Grupo Supervielle S.A. approved to make irrevocable contributions on account of future capital increases in Micro Lending S.A.U. for 58,000 and 100,000, respectively. On November 12, 2018, Micro Lending S.A.U. It held an Ordinary General Assembly in which it was decided to capitalize the contributions received, increasing the Social Capital by the sum of 158,000.

On November 21, 2018 the assembly of Banco Supervielle S.A. approved the capitalization of a contribution in kind made by Grupo Supervielle S.A. in the amount of $ 1,000,000. This capitalization was authorized by the Central Bank of the Argentine Republic on January 17, 2019, under the terms of Communication “A” 6304. As a result, the period for the exercise of the right to pre-emptive subscription and accretion as arranged by art. 194 of the General Law of Companies No. 19,550, the share capital was increased by 36,887,438 shares.

On December 17, Grupo Supervielle S.A. received a non-capitalized contribution refund in Invertir Online.com S.A.U. for $ 276.

On December 18, 2018, Grupo Supervielle S.A. made effective the capital contribution in kind of $ 200,000 to Micro Lending S.A.U., by virtue of what was authorized by the meeting of that company held on December 17, 2018, which resolved to raise the capital by 200,000,000 ordinary shares.

On December 21, 2018, “Supervielle Broker de Seguros S.A.” was created, which will have the exclusive purpose of carrying out the intermediation activity, promoting the conclusion of life, property and pension insurance contracts, advising insured and insurable persons. Supervielle Group S.A. owns 95% of the Share Capital.

On February 12, 2019 Banco Supervielle S.A. made an irrevocable contribution of capital to Cordial Compañía Financiera S.A. for $ 950,000, while Grupo Supervielle S.A. committed a capital contribution in cash and / or in kind for the sum of $ 50,000. On February 27, 2019, the assembly of Cordial Compañía Financiera S.A. resolved to capitalize said contributions, subject to the authorization of the Central Bank of the Argentine Republic in the terms of Communication “A” 6304, by virtue of the contribution in kind made by Grupo Supervielle.

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

The following describes Controlled Companies’ Shareholders’ equity and Results:

As of December 31, 2018 — In thousands of pesos

Company	Assets	Liabilities	Shareholders’ equity	Net income
Banco Supervielle S.A. (1)	137,186,230	123,937,705	13,185,481	1,670,515
Cordial Compañía Financiera S.A.	8,153,920	6,893,044	1,260,876	(424,683)
Tarjeta Automática S.A.	487,077	86,768	400,309	(291,194)
Supervielle Asset Management S.A.	241,395	59,560	181,835	157,504
Sofital S.A. F. e I.I.	655,402	27,942	627,460	(95,380)
Espacio Cordial de Servicios S.A.	414,158	98,073	316,085	83,333
Micro Lending S.A.	505,173	292,038	213,136	(273,678)
InvertirOnline.Com Argentina S.A.U.	15,780	6,464	9,316	(2,363)
InvertirOnline S.A.U. (2)	825,645	677,663	147,982	62,525
Supervielle Seguros S.A.	950,527	402,105	548,422	190,892

(1)         Corresponds to the Shareholders´Equity and Net Income attributable to parent company.

(2)         Corresponds to the Financial Statement of InvertirOnline S.A.U. as of November 30, 2018.

As of December 31, 2017 — In thousands of pesos

Company	Assets	Liabilities	Shareholders’ equity	Net income
Banco Supervielle S.A.	88,808,776	78,814,089	9,994,687	1,428,728
Cordial Compañía Financiera S.A.	6,972,307	5,400,671	1,571,636	166,780
Tarjeta Automática S.A.	478,091	296,716	181,375	11,945
Supervielle Asset Management S.A.	178,190	58,591	119,599	113,214
Sofital S.A. F. e I.I.	462,795	831	461,964	105,532
Espacio Cordial de Servicios S.A.	391,848	216,376	175,472	109,509
Supervielle Seguros S.A.	533,031	228,160	304,871	107,813

As of December 31, 2018  and 2017 and January 1, 2017 balances with Grupo Supervielle S.A‘s controlled are as follows:

	12/31/2018	12/31/2017	01/01/2017
Assets
Current Assets
Cash and due from banks
Banco Supervielle S.A.	677	16,530	547
InvertirOnline.Com Argentina S.A.U. - Cta. Cte.	356	—	—
	1,033	16,530	547
Short-term investments
Banco Supervielle S.A. — Time deposits	345,979	4,182,846	—
Cordial Compañía Financiera S.A. — Time deposits	430,997	—	—
	776,976	4,182,846	—
Other receivables
Banco Supervielle S.A.	5,868	4,858	8,741
Cordial Compañía Financiera S.A.	972	874	896
Tarjeta Automática S.A.	19	16	—
Espacio Cordial de Servicios	89	83	68
	6,948	5,831	9,705
Current Liabilities
Commercial debts
Provisions - Banco Supervielle S.A.	170	273	391
	170	273	391

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

As of December 31, 2018 and 2017, results with Grupo Supervielle S.A‘s controlled are as follows:

	12/31/2018	12/31/2017
Results
Interest income
Interests from current accounts — Banco Supervielle S.A.	10	2,327
Interests from loans — Micro Lending S.A.U.	3,663	—
	3,673	2,327

Other Income
Banco Supervielle S.A.	58,200	36,135
Cordial Microfinanzas S.A.	—	731
Sofital S.A.F. e I.I.	60	45
Supervielle Asset Management S.A.	621	387
Tarjeta Automática S.A.	188	117
Viñas del Monte S.A.	—	5
Cordial Compañía Financiera S.A.	9,640	6,498
Espacio Cordial de Servicios S.A.	880	618
	69,589	44,536
Administrative expenses
Rent — Banco Supervielle S.A.	2,500	(1,322)
Bank expenses — Banco Supervielle S.A.	2,270	(123)
Legal and accounting consultancy services	480	(360)
Fees for market operations-InvertirOnline.Com Argentina S.A.U.	1,863	—
	7,113	(1,805)

Net income from financial instruments at fair value through profit or loss

Interest from time deposits— Cordial Compañía Financiera S.A.	2,015	21,540
Interest from time deposits — Banco Supervielle S.A.	15,432	274
Results from forward contracts — Banco Supervielle S.A	45,196	9,099
	62,643	30,913

11.       INCOME TAX AND MINIMUM PRESUMED INCOME TAX

Dividends generated by beneficiaries until the previous financial year starting as from January 1, 2018 will remain subject to, for all beneficiaries of such dividends, the 35% withholding over the amount exceeding distributable untaxed accrued earnings (transition period of the equating tax).

Withholding updating: Acquisitions or investments carried out over the course of financial years starting on January 1, 2018, will be updated based on percentage changes released by the Index of Minimum Wholesale Prices (IMWP) provided by the National Statistics and Census Institute, situation that shall increase the deductible amortization and its computable cost in the case of sale.

The following is the conciliation between the tax applied on results as of December 31, 2018 and 2017, and the one to be produced after applying the relevant tax rate on the accounting income (Before the tax):

	12/31/2018	12/31/2017
Comprehensive Income of the financial year Income Tax	2,757,882	1,820,205
Tax Rate in Force	30%	35%
Result of financial year before Income Tax at the tax rate	827,365	637,072
Permanent differences (at tax rate):
Result of equity investments	(629,564)	(437,497)
Breakdown of previous financial years	25,829	—
Untaxed results	(33,317)	(199,212)
Income Tax/(Breakdown) of the fiscal year (*)	190,313	363

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

(*) The income tax for the financial year ended on December 31, 2017 was compensated with breakdowns of previous years.

Additionally, minimum presumed income tax is determined by applying the 1% tax over computable assets as of financial year closing. This tax complements income tax.

The Group’s tax obligation in the financial year will coincide with the highest amount of both taxes. However, if, in a financial year, the minimum presumed income tax exceeds income tax, such excess may be recorded as a down-payment of any income tax excess over the minimum presumed income tax that might be produced in any of the following ten financial years.

The evolution of liabilities balance from deferred tax is expressed as follows:

Item	Valuation of Common Investment Funds	Balance
Balance at the beginning of financial year	—	—
Changes of the fiscal year	1,424	1,424
Balance as of year closing	1,424	1,424

12.       CAPITAL STOCK

As of December 31, 2018 the corporate capital stock is the following:

Capital Stock	Nominal Value	Approved by
Capital stock as of 12/31/2016	363,777
Increase in Capital Stock	92,945

Board of Directors minutes of June 14, 2017, Extraordinary General Shareholders’ Meeting held on July 7, 2017 and Board of Directors minutes of July 11, 2017. Minutes of Subdelegates dated September 12 and 15, 2017

Capital stock as of 12/31/2017	456,722
Capital stock as of 12/31/2018	456,722

Pursuant to the Corporate By-law, any share transfer or event enabling any changes in its condition or alterations in its stock holding structure shall be informed to the Argentine Central Bank.

On October 7, 2015, the Group’s General Assembly Meeting passed a 124,485 capital stock increase through the issuance of 63,369,094 Class A ordinary shares for a nominal value of $1; 59,516,170 Class B ordinary shares for a nominal value of AR$1 and 1,600,000 preferred shares. Over the course of such Meeting, it was also decided to modify the issuance conditions of preferred shares, granted the holder the option to convert such shares in the same number of Class B ordinary shares. Said option was finally exercised by its holder and informed to the Group on January 5, 2016, thus settling 3,200,000 preferred shares and issuing the same number of Class B ordinary shares at a nominal value of AR$1.

Likewise, on October 7, 2015, it was decided to request authorization for the public offering of the Class B shares, for listing and trading in the Buenos Aires Stock Exchange, in the Securities and Exchange Commission of the United States, and in other organizations, with the consequent entry of the Company into the public offering and share listing regime, and an increase in the capital stock for up to the sum of 96,000,000, through the public offering of new Class B ordinary shares. of said amount, it was decided to approve an additional increase of the capital stock for up to the sum of 192,000,000, through new Class B ordinary shares.

The public offering in Argentina was authorized by the National Securities Commission by means of Resolution Number. 18,023 dated April 14, 2016, and amended by Resolution Number 18,033 dated April 21, 2016.

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

The public bid of ordinary shares ended on May 18, 2016. 127,500,077 ordinary shares were assigned, and delivered by issuing 95,682,077 new class B shares and by 31,818,000 shares sold by existing shareholders of the Company, all shares with a nominal value of Ps. 1.00 and one vote per share. The price was set at USD 2,20 per share, or USD 11,00 per American Depositary Share (ADS), with each ADS representing 5 shares.

Moreover, as of May 26, 2016, the international underwriters exercised the overallotment option for 19,125,010 class B ordinary shares of nominal value Ps. 1.00 each and one vote per share, which were issued on May 27, 2016.

The issuance of new class B ordinary shares for 95,682,077 and 19,125,010 makes a total capital increase of 114,807,087.

Since that date, the Company’s capital stock is represented by 126,738,188 ordinary class A shares, of nominal value Ps. 1.00 and 5 votes per share, and 237,039,427 ordinary class B shares, of nominal value Ps. 1.00 and 1 vote per share.

As of March 28, 2017, the shareholder Julio Patricio Supervielle promised to make a contribution in kind of 7,672,412 shares of Sofital S.A.F. e I.I.. On April 27, 2017, the General Shareholders’ Meeting resolved to capitalize the said contribution, increasing the capital stock by up to 8,032, through the issuance of 8,032,032 Class B common shares entitled to one vote per share. On July 12, 2017, the Subscription Period ended in relation to the issuance of up to 8,032,032 new ordinary class B shares. As a result, Grupo Supervielle S.A. increased its share capital by 7,494,710 new shares, totaling AR$ 371,272,325.

As of July 7, 2017, the Ordinary and Extraordinary General Shareholders’ Meeting approved an increase in the share capital of Grupo Supervielle S.A. for the sum of up to AR$145,000,000 (Pesos one hundred and forty-five million pesos), to be offered by public subscription in the country or abroad.

The public bid of ordinary shares ended on September 12, 2017. 103,000,000 class B ordinary shares were assigned, and delivered by issuing 70,000,000 new class B ordinary shares and by 33,000,000 class B ordinary shares sold by existing shareholders of the Company, all shares with a nominal value of Ps. 1.00 and one vote per share. The price was set at USD 4,00 per share, or USD 20,00 per American Depositary Share (ADS), with each ADS representing 5 shares.

Moreover, as of September 15, 2017, the international underwriters exercised the overallotment option for 15,449,997 class B ordinary shares of nominal value Ps. 1.00 each and one vote per share, which were issued on September 19, 2017.

The issuance of new class B ordinary shares for 70,000,000 and 15,449,997 makes a total capital increase of 85,449,997, with a paid in capital of Ps.5,755,409, resulting an total capital increase of Ps.5,848,354.

Since that date, the Company’s capital stock is represented by 126,738,188 ordinary class A shares, of nominal value Ps. 1.00 and 5 votes per share, and 329,984,134 ordinary class B shares, of nominal value Ps. 1.00 and 1 vote per share.

13.       GROUP’S REVENUES

Grupo Supervielle S.A.’s main activity is the investment in other companies. Its earnings come mainly from dividends received from said companies and from income generated by financial assets. In relation to dividends received, there are certain restrictions to the distribution of dividends in some subsidiaries, disclosed on Note 26 to the consolidated Financial Statements.

On December 1, 2008 and January 16, 2010, the Group entered into, with Banco Supervielle S.A., a professional service contract by means of which the Group commits itself to rendering financial, strategic and commercial advisory services aimed at the search and generation of new business and the expansion of existing ones.

Additionally, the Group entered into similar agreements with Tarjeta Automática S.A., Supervielle Asset Management S.A. and Sofital S.A.F. e I.I., in force as from January 1, 2009 and with Cordial Compañía Financiera S.A. in force as from August 1, 2011 and with Espacio Cordial de Servicios S.A. on December 26, 2013. As of December 31, 2018 and 2017 incomes resulting from such advisory services amounted to 65,129 and 53,987 respectively.

In 2013, the Group and Espacio Cordial de Servicios S.A. and Cordial Compañía Financiera S.A. entered into agreements aimed at the granting of licenses for the utilization of certain brands on behalf of the Group, with the purpose of promoting the commercialization of products and services rendered by the already mentioned companies,

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

which were modified on November 1, 2016. Such agreements account for incomes for 4,460 and 5,713 for the Group as of December 31, 2018 and 2017, respectively.

On May 26, 2014, the Group entered into a call center service agreement with CAT Technologies Argentina S.A. for an unspecified term. From of March 31, 2017, the Group received a consideration for brand licenses use as stipulated in the contract concluded with Ciudad Microfinanzas S.A., pursuant to which remuneration from the use of the Brand License shall be received over a 12-month period. Recorded incomes as of December 31, 2018 and 2017 amounted to 2,666 and 3,206, respectively.

14.       DERIVATIVES

As of December 31, 2018 and 2017, no operations underway related to this type of derivatives are recorded.

As of December 31, 2018 and 2017 results from this type of instruments were recorded as a gain of 45,196 and 9,099 respectively.

15.       STATEMENT OF CASH FLOW AND CASH EQUIVALENTS

Total cash in Cash and due from banks and Investments, not exceeding 90 days recorded are considered cash and equivalent of cash as specified below:

	12/31/2018	12/31/2017	01/01/2017
Cash and due from banks	3,150	17,171	4,050
Mutual funds	631,082	—	—
Other debt securities	181,791	138,957	830,955
Cash and cash equivalents	816,023	156,128	835,005

Conciliation between balances of Statement of Financial Position and items considered Cash and cash equivalents:

Items	12/31/2018	12/31/2017	01/01/2017
Cash and due from banks
As per Statement of Financial Position	3,150	17,171	4,050
As per Statement of Cash Flow	3,150	17,171	4,050
Mutual funds
As per Statement of Financial Position - Other financial assets	181,791	138,957	830,955
As per Statement of Cash Flow	181,791	138,957	830,955
Short-term investments
As per Statement of Financial Position	889,491	4,182,846	—
Time deposit investments not considered cash equivalent	(258,409)	(4,182,846)	—
As per Statement of Cash Flow	631,082	—	—

16.       EARNINGS PER SHARE

Earnings per share is calculated by dividing the earnings attributable to the Group’s shareholders between the weighted average of issued common shares over the course of a year. Since the Group holds neither preferred shares nor debt convertible into shares, the basic result is equal to the diluted result per share.

The following is the earning per share composition for financial year ended December 31, 2018 and 2017:

	12/31/2018	12/31/2017
Earnings attributable to the Group’s shareholders	2,567,569	1,819,842
Weighted average of issued common shares (thousands)	456,722	392,832
Earnings per share	5,62	4,63

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2018 presented in comparative format

(Expressed in thousands of pesos)

17.       RISK MANAGEMENT POLICIES

See Note 32 as per Consolidated Financial Statements.

18.       BUSINESS COMBINATION

See Note 34 as per Consolidated Financial Statements.

19.       SUBSEQUENTS EVENTS

There are no events or operations that occurred after December 31, 2018 that could materially affect the equity situation or the results of the Group as of the closing date of this fiscal year.

GRUPO SUPERVIELLE S.A.

Additional Information pursuant to

Art. 12, Chapter III, Title IV of standards issued by the National Securities Commission

For the financial year started on January 1, 2018 and ended on December 31, 2018, presented on comparative basis.

(Expressed in thousands of pesos)

NOTE 1:                                           SPECIFIC JURIDICAL AND SIGNIFICANT REGIMES IMPLYING CONTINGENT DECAYS OR REBIRTHS OF BENEFITS INCLUDED IN SUCH REGULATIONS.

None.

NOTE 2:                                           SIGNIFICANT CHANGES IN CORPORATE ACTIVITIES OR OTHER SIMILAR EVENTS RECORDED DURING THE PERIODS INCLUDED IN THE FINANCIAL STATEMENTS THAT IMPACT ON THEIR COMPARABILITY WITH THOSE STATEMENTS SUBMITTED IN PREVIOUS PERIODS OR MAY IMPACT ON THEIR COMPARABILITY WITH THOSE STATEMENTS TO BE SUBMITTED IN FUTURE PERIODS.

None.

NOTE 3:                                           CLASSIFICATION OF RECEIVABLE AND DEBT BALANCES

a)     Receivables: See Note 7 to the Financial Statements.

b)     Debts: See Note 7 to the Financial Statements.

NOTE 4:                                           CLASSIFICATION OF RECEIVABLES AND DEBTS IN VIRTUE OF THEIR FINANCIAL EFFECTS

a)     Receivables: See Notes 2.1, 2.2, 7 and 8 as per Financial Statements.

b)     Debts: See Notes 2.1, 2.2, 7 and 8 as per Financial Statements.

NOTE 5:                                           BREAKDOWN OF CAPITAL SHARE ON COMPANIES STATED ON ART. 33 GENERAL LAW OF COMPANIES

See Note 10 to the Financial Statements.

NOTE 6:                                           RECEIVABLES OR LOANS TO DIRECTORS OR SYNDICS AND THEIR RELATIVES UP TO A SECOND DEGREE INCLUDED

As of December 31, 2018 and 2017, no receivables or loans to directors or syndics and their relatives up to a second degree were recorded.

NOTE 7:                                           INVENTORIES

As of December 31, 2018 and 2017, the Company did not record inventories.

NOTE 8:                                           MARKET VALUE

See Notes 2.3. and 2.6 to the Financial Statements.

NOTE 9:                                           PREMISES AND EQUIPMENT

See Notes 2.5. to the Financial Statements.

NOTE 10:                                    EQUITY INVESTMENTS

The Company’s corporate purpose is to carry out financial and investment activities; therefore, it is not bound by Art. 31 of General Law of companies equity investments.

NOTE 11:                                    RECOVERABLE AMOUNTS

As of December 31, 2018 and 2017, the criterion used to determine the recoverable amount of premises and equipment is value in use, set by the likelihood of absorption of depreciations with the company results.

GRUPO SUPERVIELLE S.A.

Additional Information pursuant to

Art. 12, Chapter III, Title IV of standards issued by the National Securities Commission

For the financial year started on January 1, 2018 and ended on December 31, 2018, presented on comparative basis.

(Expressed in thousands of pesos)

NOTE 12:                                    INSURANCE

As of December 31, 2018 and 2017, the Company did not record tangible assets to be ensured.

NOTE 13:                                    NEGATIVE AND POSITIVE CONTINGENCIES

a)                  Components considered for the calculation of provisions which balances, considered individually or in aggregate, exceed two percent of shareholders’ equity: none.

b)                 Contingent situations as of the date of Financial Statements with a probability of occurrence more than remote, and not recorded:

As of December 31, 2018 and 2017, there were no contingent situations with more than remote probability of occurrence and not recorded in the balance sheet.

NOTE 14:                                    IRREVOCABLE CONTRIBUTIONS IN ADVANCE OF FUTURE CAPITAL INCREASES

a)                  Status of procedure for its capitalization:

As of December 31, 2018 and 2017, no balances of irrevocable contributions in advance of future capital increases were recorded. (See Note 12 to the parent company Financial Statements).

b)                  Cumulative and unpaid dividends of preferred stock:

As of December 31, 2018 and 2017, no cumulative unpaid dividends of preferred stock were recorded.

NOTE 15:                                    RESTRICTIONS ON RETAINED EARNINGS DISTRIBUTION

See Note 29 to the consolidated financial statement.

GRUPO SUPERVIELLE S.A.

INFORMATIVE REVIEW AS OF DECEMBER 31, 2018

BRIEF DESCRIPTION OF THE BUSINESS AND EVOLUTION OF OPERATIONS

The Company is focused on gaining a leading position in the local financial business by offering innovative, inclusive and accessible financial services. Its strategy, deployed by its different companies (banking and non-banking) enables the access to every population segment with the required product offer, service model and risk/reward relationship required.

The result of the period ended on December 31, 2018, yields a profit of 3,029,982 which represents a return on average net worth of 19.5%. This result was originated, mainly, by the results of our investments in companies.

On April 24, 2018, the Ordinary and Extraordinary Shareholders’ Meeting approved the following distribution of profit for the year 2017, which had shown a profit of 2,437,059

•                  Dividends in cash: 243,706

•                  Legal reserve: 18,589

•                  Optional reserve: 2,174,764

Grupo Supervielle S.A. is the parent company of the economic group and As of December 31, 2018 and 2017, recorded the following direct and indirect equity investments in its subsidiaries:

		Interest in capital stock
Company	Main Activity	12/31/2018	12/31/2017
Banco Supervielle S.A.	Commercial Bank	99,89%	99,88%
Cordial Compañía Financiera S.A.	Financial Company	99,90%	99,89%
Tarjeta Automática S.A.	Credit Card and Consumer Loans	99,99%	99,99%
Supervielle Asset Management S.A.	Asset management company	100,00%	100,00%
Sofital S.A.F. e I.I.	Financial operations and administration of marketable securities	100,00%	100,00%
Espacio Cordial de Servicios S.A.	Trading of products and services	100,00%	100,00%
Supervielle Seguros S.A.	Insurance Company	100,00%	100,00%
Micro Lending S.A.U.	Financing investments	100,00%	—
Invertir Online S.A.U.	Settlement and Clearing Agent	100,00%	—
InvertirOnline.Com Argentina S.A.U.	Representations	100,00%	—

GRUPO SUPERVIELLE S.A.

INFORMATIVE REVIEW AS OF DECEMBER 31, 2018

BRIEF DESCRIPTION OF RELATED COMPANIES

Banco Supervielle S.A. is an Argentine bank which origins date back to 1887. Its activity is mainly focused on the delivery of banking and financial services to individuals and small and medium size companies. Its long-standing presence in the financial sector has enabled the bank to build a solid relationship with its clients and a well-known brand in the local banking industry. At present, its bank network includes 182 branches, 79 plant for certain services. Many of such plant are especially equipped for the payment of ANSES retirement and pension funds. The Bank also relies on 5267 ATMs and 217 Self-service terminals located in the Autonomous City of Buenos Aires and in Buenos Aires, Mendoza, San Luis, San Juan, Córdoba, Tucumán and Santa Fe. As of December 31, 2018, the Bank records 137,186,230 worth assets and shareholders’ equity of 13,185,481. Net income recorded in the financial year ended on December 31, 2018 amounted to 1,670,515 which mainly resulted from the financial margin and the service margin.

Cordial Compañía Financiera S.A. is a financial service firm, subject to regulations issued by the Central Bank of the Argentine Republic, whose main business is made up by credit card and loan granting and the sale of insurance policies in Walmart Argentina’s outlets. As of December 31, 2018, recorded negative results of 424,683.

Tarjeta Automática S.A.’s main activity includes the issuance and administration of credit cards and consumption loans. The financial year ended on December 31, 2018, recorded negative results of 291,194. In November 2012, Tarjeta Automática started to market credit cards, personal loans and insurance policies on account and behalf of Cordial Compañía Financiera S.A., collecting a monthly fee for such services.

Supervielle Asset Management S.A. is focused on the promotion, instruction and administration of investment mutual funds pursuant to Law 24,083, its Ruling Decree and any other legal or ruling standard addressing such activities. At present, the company records 13 active funds. As of December 31, 2018, earnings amounted to 157,504.

Sofital S.A.F. e I.I. is a company whose main activity includes financial operations and the administration of marketable securities. As of December 31, 2018, recorded negative results of 95,380.

Espacio Cordial de Servicios S.A. is a company focused on the trading of all kinds of goods and services related to insurance, tourism, health plans and/or services and other goods and services. As of December 31, 2018, earnings amounted to 83,333.

Supervielle Seguros S.A., the insurance company of Grupo Supervielle S.A., records shareholders equity for 548,422 and assets for 950,527. As of December 31, 2018, earnings amounted to 190,892.

Micro Lending S.A.U., specializes in the financing of pledge credits, particularly used cars. From the date of acquisition it obtained a negative result of 273,678.

InvertirOnline S.A.U., is a specialized online trading platform, which occupies a leading position among the top five in the online Broker segment in Argentina, and a reference in the Fintech sector in the country. InvertirOnline S.A.U obtained positive results of 62,525 and InvertirOnline.Com Argentina S.A.U. it obtained negative results of 2,363, according to its financial statements as of November 30 and December 31, 2018, respectively.

GRUPO SUPERVIELLE S.A.

INFORMATIVE REVIEW AS OF DECEMBER 31, 2018

SHAREHOLDERS’ EQUITY STRUCTURE. RESULTS. FUND GENERATION OR UTILIZATION STRUCTURE. MAIN RATIOS.

The following offers information related to Consolidated Financial Statements, on a comparative basis:

Statement of Financial Position (figures in thousands of pesos)	12/31/2018	12/31/2017
Total Assets	141,115,541	92,202,421
Total Liabilities	123,945,364	77,682,253
Changes in Shareholders’ Equity	17,170,177	14,520,168
Total Liabilities plus Changes in Shareholders’ Equity	141,115,541	92,202,421

Income Statement (figures in thousands of pesos)	12/31/2018	12/31/2017
Net income from interest	10,462,368	8,554,207
Net income from commissions	4,639,038	3,715,984
Net income before income tax	3,407,850	2,511,778
Net income of the fiscal year - Earnings	3,029,982	1,878,429

Consolidated Cash Flow Statement	12/31/2018	12/31/2017
Total operating activities	17,498,333	(3,289,957)
Total investment activities	(4,023,496)	(714,614)
Total financing activities	5,681,098	13,431,796
Effect of changes in exchange rate	6,395,255	2,445,729
Net increase in cash and cash equivalents	25,551,190	11,872,954

GRUPO SUPERVIELLE S.A.

INFORMATIVE REVIEW AS OF DECEMBER 31, 2018

SHAREHOLDERS’ EQUITY STRUCTURE. RESULTS. FUND GENERATION OR UTILIZATION STRUCTURE. MAIN RATIOS.

The following offers information related to Consolidated Financial Statements, comparative to the previous financial year:

Indicators (figures in thousands of pesos)	12/31/2018	12/31/2017
Liquidity	49,50%	37,98%
- Cash and cash equivalents (*1)	46,976,558	21,425,368
- Deposits	94,906,014	56,408,685

Solvency	13,85%	18,69%
- Shareholders Equity	17,170,177	14,520,168
- Total Liabilities	123,945,364	77,682,252

Immobilization of Capital	3,88%	2,82%
-Immobilized Assets (*2)	5,474,200	2,604,671
-Total Assets	141,115,541	92,202,420

ROE (*3)	19,5%	19,1%

(*1) Including cash, listed corporate and government securities and mutual funds shares.

(*2) Including the following items: Equity Investments, Miscellaneous Receivables, Premises and Equipment, Miscellaneous Assets, Intangible Assets and unallocated items.

(*3) Calculated on a daily basis.

For Statement of Financial Position and Income Statement structure, the Group utilized the consolidated accounts, which follow the presentation of Financial Statement provisions set by Communication “A” 3147 and complementary provisions issued by the Argentine Central Bank related to the Accounting Informative Regime for the annual disclosure and guidelines set by Technical Pronouncement N°8 issued by the Argentine Federation of Economy Sciences Professional Councils and the General Ruling 622/13 issued by the National Securities Commission.

GRUPO SUPERVIELLE S.A.

INFORMATIVE REVIEW AS OF DECEMBER 31, 2018

ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

The Argentine Central Bank, through Communication “A” 5541 and its amendments set the Implementation Plan for Convergence towards International Financial Report Standards (IFRS) issued by International Accounting Standards Board (IASB)  and interpretations issued by the International Financial Reporting Standards Committee (IFRSC), for entities under its supervision, except for the application of section 5.5 (detriment of value) of IFRS 9 “Financial Instruments”, for financial years started on January 1, 2018. Likewise, entities shall prepare their opening Financial Statements as from January 1. 2017 to be used as comparative base of the financial year to start on January 1, 2018, which will be the first Financial Statements submitted under these standards as of March 31, 2018.

In turn, pursuant to Article 2, Chapter I, Section I, of Title IV of the modified text issued by the National Securities Commission, issuing entities, whose main assets are made up by investments in financial entities or insurance companies, are exempted from submitting their Financial Statements under IFRS and may choose their submission in accordance with the provisions issued by the Argentine Central Bank and the National Insurance Superintendence, respectively.

As for the aforementioned requirements, the following is set out:

•                 Grupo Supervielle S.A.’s corporate purpose is, exclusively, the realization of financial and investment activities;

•                 the investment in financial entities and in the insurance company accounts for 77,6% of Grupo Supervielle S.A.’s assets, being the main assets of the Group;

•                 97,6% of Grupo Supervielle S.A.’s incomes come from its equity investments in financial entities’ and insurance company results.

•                 Grupo Supervielle S.A. holds 99,89% direct and indirect stock investments in Banco Supervielle S.A. a 99,90% of Cordial Compañía Financiera S.A., and a 100% of Supervielle Seguros S.A., resulting in the Group’s control in those entities.

PERSPECTIVES

For the financial year 2019, Grupo Supervielle expects to keep its contribution to the Argentine economy evolution and growth through its credit origination.

Free translation from the original in Spanish for publication in Argentina

INDEPENDENT AUDITOR’S REPORT

To the President and Directors of

Grupo Supervielle S.A.

Bartolomé Mitre 434 — 5th floor

Autonomous City of Buenos Aires

Report on the Financial Statements

We have performed an audit of the accompanying consolidated financial statements of Grupo Supervielle S.A. (hereinafter the “Company”), which include the consolidated statement of financial position as of December 31, 2018, and the related consolidated Statement of Comprehensive Income, consolidated Statement of Changes in Shareholders’ Equity and consolidated Statement of Cash Flows for the fiscal year then ended, as well as a summary of significant accounting policies and other explanatory information disclosed in Notes and Schedules, which supplement them.

The balances and other information for fiscal year 2017 are an integral part of the financial statements audited mentioned above and, therefore, should be considered in connection with those financial statements.

Board of Director’s Responsibility

The Company’s Board of Directors is responsible for the preparation and fair presentation of the accompanying consolidated financial statements, in accordance with the accounting framework established by the Argentine Central Bank (B.C.R.A.). In addition, the Board of Directors is responsible for the existence of the internal control they may deem necessary to enable the preparation of financial statements free from material misstatements resulting from errors or irregularities.

Auditors’ Responsibility

Our responsibility is to express an opinion on the accompanying consolidated financial statements based on our audit. We have conducted our audit in accordance with the Argentine auditing standards provided in Technical Pronouncement No. 37 of the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.) and the auditing standards issued by the Argentine Central Bank. Those standards require that we comply with the ethical requirements, as well as we plan and perform the audit in order to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence regarding the amounts and other information disclosed in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risk of material misstatements in the consolidated financial statements. When performing such risk assessment, the auditor should consider the appropriate internal control relevant for the Company’s preparation and fair presentation of the consolidated financial statements in order to design adequate audit procedures, based on the circumstances, and not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes an assessment on the adequacy of the accounting policies applied, the reasonableness of the accounting estimates made by management and the presentation of the consolidated financial statements as a whole.

We consider that the judgmental evidence we have obtained provides a sufficient and adequate  basis for our audit opinion.

Opinion

In our opinion the accompanying consolidated financial statements fairly present, in all material respects, Grupo Supervielle S.A.’s consolidated financial position as of December 31, 2018, its consolidated comprehensive income and cash flows for the fiscal year then ended, in accordance with the accounting standards established by the Argentine Central Bank.

Emphasis of matter

Without changing our opinion, as mentioned in Note 1.1, the accompanying consolidated financial statements have been prepared in accordance with the accounting framework established by the Argentine Central Bank. Such standards differ from the professional accounting standards in force. In such note, the Company has identified the effect on the financial statements derived from the different valuation and disclosure criteria.

Paragraph on other issues

Without changing our opinion, we draw attention to the fact that these consolidated financial statements have been prepared in accordance with Argentine Central Bank’s accounting reporting framework, and that such framework presents material and overall differences with the professional accounting standards in force (International Financial Reporting Standards - IFRS) adopted by the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.). These differences are because Argentine Central Bank’s accounting framework does not contemplate applying section 5.5 “Impairment” of IFRS 9 “Financial Instruments” and International Accounting Standard No. 29 “Financial Reporting in Hyperinflationary Economies”. The Company has not quantified the effect of these differences in notes to these consolidated financial statements. For an accurate interpretation, these consolidated financial statements should be read considering such circumstances.

Report on Compliance with Regulations in force

As called for by the regulations in force, we report that:

a)                 The consolidated financial statements of Grupo Supervielle S.A. as of December 31, 2018 have been transcribed to the “Inventory and Balance Sheet” book and, as regards those matters that are within our competence, they are in compliance with the provisions of the Argentine Corporations Law, and pertinent resolutions of the Argentine National Securities Commission;

b)                 The financial statements of Grupo Supervielle S.A. arise from accounting records kept, in all formal aspects, in compliance with legal regulations, which maintain the security and integrity conditions based on which they were authorized by the Argentine National Securities Commission;

c)                  We have read the Informative Review and the Additional Information to the Notes to the Financial Statements required by Title IV, Chapter III, Article 12 of the Argentine National Securities Commission’s regulations, on which we have no observations to make as regards those matters that are within our competence;

d)                 As of December 31, 2018, the debt accrued in favor of the Integrated Social Security System according to the Company’s accounting records amounted to $ 748,906.94, none of which was claimable at that date.

e)                  As required by Title IV, Section I, Chapter I, Article 2 of the Argentine National Securities Commission’s regulations, we report that:

e.1)                           Grupo Supervielle S.A. corporate purpose is exclusively related to financial and investment activities;

e.2)                        The interest in Banco Supervielle S.A., Cordial Compañía Financiera S.A. y Supervielle Seguros S.A accounts for 77.6% of Grupo Supervielle S.A.’s assets, being the Company’s main asset;

e.3)                        97.6% of Grupo Supervielle S.A.’s revenue stems from the interest in the institutions mentioned in e.2);

e.4)                        Grupo Supervielle S.A. owns shares representing 98.88%, 98.89% and 100% of capital stock of Banco Supervielle S.A., Cordial Compañía Financiera S.A. and Supervielle Seguros S.A., respectively, controlling such institutions.

f)                   In accordance with the requirements of Subsection b), Chapter III, Section VI, Title II of the Argentine National Securities Commission’s regulations, we report that the total fees for auditing and audit related services billed to the Company for the year ended December 31, 2018, represent:

f.1)         72% of total fees billed to the Company in all respects during that year;

f.2)         21% of total fees billed to the Company and its controlled and related companies for auditing and audit related services in that fiscal year;

f.3)         18% of total fees billed to the Company and its controlling, controlled and related companies in all respects during that year;

g)                  We have applied the anti-money laundering and anti-terrorist financing procedures established in the professional standards issued by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires.

Autonomous City of Buenos Aires, March 7, 2019.

PRICE WATERHOUSE & CO S.R.L.

Free translation from the original in Spanish for publication in Argentina

INDEPENDENT AUDITOR’S REPORT

To the President and Directors of

Grupo Supervielle S.A.

Bartolomé Mitre 434 — 5th floor

Autonomous City of Buenos Aires

Report on the Financial Statements

We have performed an audit of the accompanying separate financial statements of Grupo Supervielle S.A. (hereinafter the “Company”), which include the separate statement of financial position as of December 31, 2018, and the related separate Statement of Comprehensive Income, separate Statement of Changes in Shareholders’ Equity and separate Statement of Cash Flows for the fiscal year then ended, as well as a summary of significant accounting policies and other explanatory information disclosed in Notes and Schedules, which supplement them.

The balances and other information for fiscal year 2017 are an integral part of the financial statements audited mentioned above and, therefore, should be considered in connection with those financial statements.

Board of Director’s Responsibility

The Company’s Board of Directors is responsible for the preparation and fair presentation of the accompanying separate financial statements, in accordance with the accounting framework established by the Argentine Central Bank (B.C.R.A.). In addition, the Board of Directors is responsible for the existence of the internal control they may deem necessary to enable the preparation of financial statements free from material misstatements resulting from errors or irregularities.

Auditors’ Responsibility

Our responsibility is to express an opinion on the accompanying separate financial statements based on our audit. We have conducted our audit in accordance with the Argentine auditing standards provided in Technical Pronouncement No. 37 of the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.) and the auditing standards issued by the Argentine Central Bank. Those standards require that we comply with the ethical requirements, as well as we plan and perform the audit in order to obtain reasonable assurance about whether the separate financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence regarding the amounts and other information disclosed in the separate financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risk of material misstatements in the separate financial statements. When performing such risk assessment, the auditor should consider the appropriate internal control relevant for the Company’s preparation and fair presentation of the separate financial statements in order to design adequate audit procedures, based on the circumstances, and not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes an assessment on the adequacy of the accounting policies applied, the reasonableness of the accounting estimates made by management and the presentation of the separate financial statements as a whole.

We consider that the judgmental evidence we have obtained provides a sufficient and adequate  basis for our audit opinion.

Opinion

In our opinion the accompanying separate financial statements fairly present, in all material respects, Grupo Supervielle S.A.’s separate financial position as of December 31, 2018, its separate comprehensive income and cash flows for the fiscal year then ended, in accordance with the accounting standards established by the Argentine Central Bank.

Emphasis of matter

Without changing our opinion, as mentioned in Note 1.1, the accompanying separate financial statements have been prepared in accordance with the accounting framework established by the Argentine Central Bank. Such standards differ from the professional accounting standards in force. In such note, the Company has identified the effect on the financial statements derived from the different valuation and disclosure criteria.

Paragraph on other issues

Without changing our opinion, we draw attention to the fact that these separate financial statements have been prepared in accordance with Argentine Central Bank’s accounting reporting framework, and that such framework presents material and overall differences with the professional accounting standards in force (International Financial Reporting Standards - IFRS) adopted by the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.). These differences are because Argentine Central Bank’s accounting framework does not contemplate applying section 5.5 “Impairment” of IFRS 9 “Financial Instruments” and International Accounting Standard No. 29 “Financial Reporting in Hyperinflationary Economies”. The Company has not quantified the effect of these differences in notes to these separate financial statements. For an accurate interpretation, these separate financial statements should be read considering such circumstances.

Report on Compliance with Regulations in force

As called for by the regulations in force, we report that:

a)             The separate financial statements of Grupo Supervielle S.A. as of December 31, 2018 have been transcribed to the “Inventory and Balance Sheet” book and, as regards those matters that are within our competence, they are in compliance with the provisions of the Argentine Corporations Law, and pertinent resolutions of the Argentine National Securities Commission;

b)             The separate financial statements of Grupo Supervielle S.A. arise from accounting records kept, in all formal aspects, in compliance with legal regulations, which maintain the security and integrity conditions based on which they were authorized by the Argentine National Securities Commission;

c)                  We have read the Informative Review and the Additional Information to the Notes to the Financial Statements required by Title IV, Chapter III, Article 12 of the Argentine National Securities Commission’s regulations, on which we have no observations to make as regards those matters that are within our competence;

d)                 As of December 31, 2018, the debt accrued in favor of the Integrated Social Security System according to the Company’s accounting records amounted to $ 748,906.94, none of which was claimable at that date.

e)                  As required by Title IV, Section I, Chapter I, Article 2 of the Argentine National Securities Commission’s regulations, we report that:

e.1)                           Grupo Supervielle S.A. corporate purpose is exclusively related to financial and investment activities;

e.2)                        The interest in Banco Supervielle S.A., Cordial Compañía Financiera S.A. y Supervielle Seguros S.A accounts for 77.6% of Grupo Supervielle S.A.’s assets, being the Company’s main asset;

e.3)                        97.6% of Grupo Supervielle S.A.’s revenue stems from the interest in the institutions mentioned in e.2);

e.4)                        Grupo Supervielle S.A. owns shares representing 98.88%, 98.89% and 100% of capital stock of Banco Supervielle S.A., Cordial Compañía Financiera S.A. and Supervielle Seguros S.A., respectively, controlling such institutions.

f)                   In accordance with the requirements of Subsection b), Chapter III, Section VI, Title II of the Argentine National Securities Commission’s regulations, we report that the total fees for auditing and audit related services billed to the Company for the year ended December 31, 2018, represent:

f.1)         72% of total fees billed to the Company in all respects during that year;

f.2)         21% of total fees billed to the Company and its controlled and related companies for auditing and audit related services in that fiscal year;

f.3)         18% of total fees billed to the Company and its controlling, controlled and related companies in all respects during that year;

g)                  We have applied the anti-money laundering and anti-terrorist financing procedures established in the professional standards issued by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires.

Autonomous City of Buenos Aires, March 7, 2019.

PRICE WATERHOUSE & CO S.R.L.

REPORT OF THE SUPERVISORY SYNDICS’ COMMITTEE

To Shareholders of

Grupo Supervielle S.A.

C.U.I.T  30-61744293-7

Bartolomé Mitre 434 —Piso 5

Autonomous City of Buenos Aires

As members of the Auditing Commission of Grupo Supervielle S.A., we have analyzed the documents specified in the following Chapter 1. Such documents account for information prepared and delivered by the Board of Directors of the Company in compliance with its exclusive functions. We are responsible for issuing a report on such documents based on the analysis with such scope described in Chapter III.

I.                              ANALYZED DOCUMENTS

We have reviewed Grupo Supervielle S.A.’s (hereinafter, “the Company”) appended Consolidated Financial Statements, which include the consolidated financial situation as of December 31, 2018, relevant consolidated statement of income and other comprehensive income, consolidated statement of changes in shareholders’ equity and consolidated statement of cash flows for the fiscal year ended on such date as well as a summary of significant accounting policies and additional explanatory information included in the complementary notes and schedules. Grupo Supervielle S.A.’s Memory for the fiscal year ended on December 31, 2018 has been reviewed.

Balances and other information for fiscal year 2017 are included in the aforementioned financial statements; and therefore, shall be deemed related to such financial statements

II.                         BOARD’S RESPONSIBILITY

The Company’s Board is responsible for the reasonable preparation and submission appended consolidated financial statements pursuant to the accounting framework set by the Argentine Central Bank. Likewise, the Board is responsible for the existence of an internal control the Board considers necessary to enable the preparation of financial statements free of significant inaccuracies that may result from errors or irregularities.

III.                    SCOPE

Our analysis was carried out in compliance with all auditing standards in force in the Argentine Republic. Such standards require that the review of the financial statements is carried out pursuant to auditing norms in force and issued by the Argentine Central Bank and includes the verification of reasonability of significant information included in reviewed documents, and its congruence with the remaining information about corporate decisions described in minutes and the suitability of such decisions in compliance with the law and by-laws, in relation to its formal and documental aspects. With the purpose of carrying out our professional task, we have taken into account the review carried out by the Company’s external auditors, Price Waterhouse & Co. S.R.L., who have issued the limited review report dated on March 7, 2019, without posing any comment and pursuant to Technical Resolution N°37 issued by the Argentine Federation of Professional Councils in Economic Sciences and auditing standards issued by the Argentine Central Bank.

An auditing process requires the auditor’s planning and development of his tasks in order to achieve a reasonable degree of security, including the valuation of significant inaccuracy risks in the financial statements. An auditing process includes the assessment, on a selective basis, of judgement elements that support the information included in the financial statements, as well as the evaluation of the Company’s significant forecasts and the submission of the financial statements as a whole. Since the Auditing Commissions is not responsible for an administration control, the assessment has not included criteria nor corporate decisions of the different units of the Company, which are exclusive responsibility of the Board.

As for the Board’s Memory as of fiscal year ended on December 31, 2018, we have verified, in everything related with our proficiency, that the information required by article 66 of the General Corporations Law has been included and that its figures match with the Entity’s accounting records and any other relevant documentation.

We believe that all gathered judgement elements provide us with reasonable basis to ground our opinion.

IV.                     CONCLUSION

Based on the fulfillment of our tasks, and the External Auditors’ report specified in chapter III, in our opinion, these appended consolidated financial statements account for, in all significant matters, the consolidated financial situation of Grupo Supervielle S.A. as of December 31, 2018, as well as its consolidated comprehensive income and cash flows as of the fiscal year ended on such date pursuant to accounting standards set by the Argentine Central Bank.

V.                       EMPHASIS PARAGRAPH

Without modifying our conclusion, pursuant to Note 1.1, the attached consolidated financial statements have been prepared in accordance with the accounting framework set by the Argentine Central Bank. Such standards differ from the professional accounting standards in force. In such note, the Company has identified the impact of the different valuation and disclosure criteria on the financial statements.

VI.                     PARAGRAPH OF OTHER MATTERS

Without modifying our conclusion, we observe that the consolidated financial statements have been prepared in accordance with the accounting information framework set by the Argentine Central Bank, and that such framework includes significant and generalized differences from the professional accounting standards in force (International Financial Reporting Standards — IFRS) adopted by the Argentine Federation of Economic Sciences Professional Council. Such differences result from the fact that the accounting framework set by the Argentine Central Bank does not contemplate the application of section 5.5 “Impairment of value” of IFRS 9, “Financial Instruments” nor the International Accounting Standard N° 29 “Financial information in hyperinflationary economies”. The Company has not quantified these differences in notes to these consolidated financial statements. The consolidated financial statements must be read in virtue of such circumstances for their accurate understanding.

VII.                REPORT ON COMPLIANCE WITH PROVISIONS IN FORCE

Pursuant to provisions in force, we inform that:

a)             The consolidated financial statements and relevant inventories of Grupo Supervielle S.A. are registered in the “Inventories and Balances” book as of December 31, 2018, and comply with, in everything related with our proficiency, with the Corporations Law and related rulings issued by the Argentine Central Bank and the National Stock Exchange Commission.

b)             Grupo Supervielle S.A.’s consolidated financial statements result from accounting records in all formal aspects pursuant to legal standards that maintain security and integrity conditions, thus the authorization issued by the National Securities Commission.

c)              We have read the informative review and additional information on the financial statements notes pursuant to article 12 of Chapter III, Title IV, of the text instructed by the National Securities Commission, on which, given our competence, we have no comments to pose.

d)             We have applied procedures for money laundering and terrorism financing prevention for Grupo Supervielle S.A. pursuant to all applicable professional standards issued by the Economic Sciences Professional Council of the Autonomous City of Buenos Aires.

e)              As for the Board’s Memory as per fiscal year ended on December 31, 2018, we have no comments to pose, as far as we are concerned; therefore, the Board of the Company is the exclusive responsible for statements on future events.

f)               In compliance with the legality control we are in charge of, we have applied, during the fiscal year, all remaining procedures set forth in article 294 of Law 19550, including, among others, the control of constitution and subsistence of the directors’ guarantee and we have no comments to pose in such regard.

g)              Pursuant to provisions set by the National Securities Commission regarding the external auditor’s independence, the quality of auditing policies applied by such auditor and accounting policies of the Company, the report to be issued by such external auditor includes the statement on the application of auditing regulations in force which include such independence requirements and do not contain any exception regarding the application of regulations issued by the Argentine Central Bank.

h)             We confirm the compliance with regulations issued by the National Securities Commission on the verification of the accuracy of the information included in the Report on the compliance degree of the Corporate Governance Code prepared as a schedule to the memory and we have verified that all requirements set by such regulation have been met in accordance with all principles and recommendations.

i)                 In our opinion, provisions set forth in Article 294 of General Corporations Law have been complied with.

Autonomous City of Buenos Aires, March 7, 2019.

REPORT OF THE SUPERVISORY SYNDICS’ COMMITTEE

To Shareholders of

Grupo Supervielle S.A.

C.U.I.T  30-61744293-7

Bartolomé Mitre 434 —Piso 5

Autonomous City of Buenos Aires

As members of the Auditing Commission of Grupo Supervielle S.A., we have analyzed the documents specified in the following Chapter 1. Such documents account for information prepared and delivered by the Board of Directors of the Company in compliance with its exclusive functions. We are responsible for issuing a report on such documents based on the analysis with such scope described in Chapter III.

I.                              ANALYZED DOCUMENTS

We have reviewed Grupo Supervielle S.A.’s (hereinafter, “the Company”) appended Separate Financial Statements, which include the separate financial situation as of December 31, 2018, relevant separate statement of income and other comprehensive income, separate statement of changes in shareholders’ equity and separate statement of cash flows for the fiscal year ended on such date as well as a summary of significant accounting policies and additional explanatory information included in the complementary notes and schedules. Grupo Supervielle S.A.’s Memory for the fiscal year ended on December 31, 2018 has been reviewed.

Balances and other information for fiscal year 2017 are included in the aforementioned financial statements; and therefore, shall be deemed related to such financial statements

II.                         BOARD’S RESPONSIBILITY

The Company’s Board is responsible for the reasonable preparation and submission appended separate financial statements pursuant to the accounting framework set by the Argentine Central Bank. Likewise, the Board is responsible for the existence of an internal control the Board considers necessary to enable the preparation of financial statements free of significant inaccuracies that may result from errors or irregularities.

III.                    SCOPE

Our analysis was carried out in compliance with all auditing standards in force in the Argentine Republic. Such standards require that the review of the financial statements is carried out pursuant to auditing norms in force and issued by the Argentine Central Bank and includes the verification of reasonability of significant information included in reviewed documents, and its congruence with the remaining information about corporate decisions described in minutes and the suitability of such decisions in compliance with the law and by-laws, in relation to its formal and documental aspects. With the purpose of carrying out our professional task, we have taken into account the review carried out by the Company’s external auditors, Price Waterhouse & Co. S.R.L., who have issued the limited review report dated on March 7, 2019, without posing any comment and pursuant to Technical Resolution N°37 issued by the Argentine Federation of Professional Councils in Economic Sciences and auditing standards issued by the Argentine Central Bank.

An auditing process requires the auditor’s planning and development of his tasks in order to achieve a reasonable degree of security, including the valuation of significant inaccuracy risks in the financial statements. An auditing process includes the assessment, on a selective basis, of judgement elements that support the information included in the financial statements, as well as the evaluation of the Company’s significant forecasts and the submission of the financial statements as a whole. Since the Auditing Commissions is not responsible for an administration control, the assessment has not included criteria nor corporate decisions of the different units of the Company, which are exclusive responsibility of the Board.

As for the Board’s Memory as of fiscal year ended on December 31, 2018, we have verified, in everything related with our proficiency, that the information required by article 66 of the General Corporations Law has been included and that its figures match with the Entity’s accounting records and any other relevant documentation.

We believe that all gathered judgement elements provide us with reasonable basis to ground our opinion.

IV.                     CONCLUSION

Based on the fulfillment of our tasks, and the External Auditors’ report specified in chapter III, in our opinion, these appended separate financial statements account for, in all significant matters, the separate financial situation of Grupo Supervielle S.A. as of December 31, 2018, as well as its separate comprehensive income and cash flows as of the fiscal year ended on such date pursuant to accounting standards set by the Argentine Central Bank.

V.                       EMPHASIS PARAGRAPH

Without modifying our conclusion, pursuant to Note 1.1, the attached separate financial statements have been prepared in accordance with the accounting framework set by the Argentine Central Bank. Such standards differ from the professional accounting standards in force. In such note, the Company has identified the impact of the different valuation and disclosure criteria on the financial statements.

VI.                     PARAGRAPH OF OTHER MATTERS

Without modifying our conclusion, we observe that the separate financial statements have been prepared in accordance with the accounting information framework set by the Argentine Central Bank, and that such framework includes significant and generalized differences from the professional accounting standards in force (International Financial Reporting Standards — IFRS) adopted by the Argentine Federation of Economic Sciences Professional Council. Such differences result from the fact that the accounting framework set by the Argentine Central Bank does not contemplate the application of section 5.5 “Impairment of value” of IFRS 9, “Financial Instruments” nor the International Accounting Standard N° 29 “Financial information in hyperinflationary economies”. The Company has not quantified these differences in notes to these separate financial statements. The separate financial statements must be read in virtue of such circumstances for their accurate understanding.

VII.                REPORT ON COMPLIANCE WITH PROVISIONS IN FORCE

Pursuant to provisions in force, we inform that:

a)             The separate financial statements and relevant inventories of Grupo Supervielle S.A. are registered in the “Inventories and Balances” book as of December 31, 2018, and comply with, in everything related with our proficiency, with the Corporations Law and related rulings issued by the Argentine Central Bank and the National Stock Exchange Commission.

b)             Grupo Supervielle S.A.’s separate financial statements result from accounting records in all formal aspects pursuant to legal standards that maintain security and integrity conditions, thus the authorization issued by the National Securities Commission.

c)              We have read the informative review and additional information on the financial statements notes pursuant to article 12 of Chapter III, Title IV, of the text instructed by the National Securities Commission, on which, given our competence, we have no comments to pose.

d)             We have applied procedures for money laundering and terrorism financing prevention for Grupo Supervielle S.A. pursuant to all applicable professional standards issued by the Economic Sciences Professional Council of the Autonomous City of Buenos Aires.

e)              As for the Board’s Memory as per fiscal year ended on December 31, 2018, we have no comments to pose, as far as we are concerned; therefore, the Board of the Company is the exclusive responsible for statements on future events.

f)               In compliance with the legality control we are in charge of, we have applied, during the fiscal year, all remaining procedures set forth in article 294 of Law 19550, including, among others, the control of constitution and subsistence of the directors’ guarantee and we have no comments to pose in such regard.

g)              Pursuant to provisions set by the National Securities Commission regarding the external auditor’s independence, the quality of auditing policies applied by such auditor and accounting policies of the Company, the report to be issued by such external auditor includes the statement on the application of auditing regulations in force which include such independence requirements and do not contain any exception regarding the application of regulations issued by the Argentine Central Bank.

h)             We confirm the compliance with regulations issued by the National Securities Commission on the verification of the accuracy of the information included in the Report on the compliance degree of the Corporate Governance Code prepared as a schedule to the memory and we have verified that all requirements set by such regulation have been met in accordance with all principles and recommendations.

i)                 In our opinion, provisions set forth in Article 294 of General Corporations Law have been complied with.

Autonomous City of Buenos Aires, March 7, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: July 12, 2019	By:	/s/ Alejandra Naughton
Name: Alejandra Naughton
Title: Chief Financial Officer